Form 20-F
period 2020-12-31
ParcelPal Technology Inc.
filed 2021-04-30
CIK 1819074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                        to
Commission file number 000-56191
ParcelPal Technology Inc.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
190 Alexander Street, Suite 305, Vancouver, BC V6A 2S5, Canada
(Address of principal executive offices)
Rich Wheeless
(e) rich@parcelpal.com (t) +1 587 883 9811
190 Alexander Street, Suite 305, Vancouver, BC V6A 2S5, Canada
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
None
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Shares
*Not for trading, but only in connection with the registration of American Depositary Shares. Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
The number of outstanding Common Shares of the issuer as at December 31, 2020, was 102,953,973.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes  ☐ No  ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes  ☒ No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act:
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐	Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐ No  ☒

i

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F includes forward-looking statements, which involve a number of risks and uncertainties. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intend,” “plan,” “believe,” “anticipate,” “expect,” “estimate,” “predict,” “potential,” “continue,” “likely,” or “opportunity,” the negative of these words or other similar words. Similarly, statements that describe our future plans, strategies, intentions, expectations, objectives, goals or prospects and other statements that are not historical facts are also forward-looking statements. Discussions containing these forward-looking statements may be found, among other places, in “Business Overview” and “Operating and Financial Review and Prospects” in this annual report on Form 20-F. These forward-looking statements are based largely on our expectations and projections about future events and future trends affecting our business and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. These risks and uncertainties include, without limitation, those discussed in “Risk Factors” and in “Operating and Financial Review and Prospects” of this annual report. In addition, past financial or operating performance is not necessarily a reliable indicator of future performance, and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. Except as required by law, we undertake no obligation to update publicly or revise our forward-looking statements to reflect events or circumstances that arise after the filing of this annual report on Form 20-F.
In this annual report on Form 20-F, “ParcelPal,” “Company,” “we,” “us” and “our” refer to ParcelPal Technology Inc., unless the context otherwise provides.

IMPLICATIONS OF BEING A FOREIGN PRIVATE ISSUER

We report under the Exchange Act as a non-U.S. company with foreign private issuer (“FPI”) status. So long as we qualify as an FPI under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Securities Exchange Act of 1934 (the “Exchange Act”) regulating the solicitation of proxies in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer an FPI. We would cease to be an FPI at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

EMERGING GROWTH COMPANY

According to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we qualified as an emerging growth company at the time we first submitted our registration statement on Form 20-F to the SEC and, accordingly, we would be eligible to comply with reduced disclosure requirements applicable to emerging growth companies for up to five years or such earlier time that we would no longer be an emerging growth company. We would cease to be an emerging growth company if we had $1.07 billion in annual gross revenues or more, more than $700 million in market value of the common shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. These reduced disclosure requirements and exemptions would include:

•	the ability to include only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•
to the extent that we no longer qualify as a foreign private issuer (“FPI”), reduced disclosure obligations regarding executive compensation in this annual report and other periodic reports or registration statements; and

•
an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements for this annual report and other periodic reports or registration statements.

However, even though we qualify as an emerging growth company, we have determined not to avail ourselves of these scaled disclosure requirements at this time and to instead comply with the foreign private issuer rules which are set forth in above.2

PART I
Item 1.	Identity of Directors, Senior Management and Advisors

A. Directors and Senior Management

For the names, business addresses and functions of our directors and senior management, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees – C. Board Practices.”

B. Advisers

Our principal legal adviser is Rimôn P.C., 245 Park Avenue, 39th Floor, New York, NY 10167.

C. Auditors

Our auditors for the years 2018, 2019 and 2020 were Dale Matheson Carr-Hilton Labonte LLP.
Item 2.	Offer Statistics and Expected Timetable

Item 2 details are not required to be disclosed as part of the annual report.
Item 3.	Key Information

A. Selected financial data

The selected financial data have been derived from the financial statements of the Company for and as of the years ended December 31, 2020, 2019, and 2018 included in this annual report.

This financial report complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements have been audited in accordance with the Public Company Accounting Oversight Board (“PCAOB”) auditing standards in the United States by the Company’s independent registered public accounting firm. The Company’s year ends on December 31.

Summary of profit or loss and other comprehensive income (IFRS)	2020 C$	2019 C$	2018 C$
Revenue and other income	6,317,329	4,782,865	3,369,630

Loss before income tax expense from continuing operations	(4,874,082)	(4,610,512)	(3,664,376)

Loss after income tax expense from discontinued operations	—	—	—

Loss after income tax expense for the period	(4,874,082)	(4,610,512)	(3,664,376)

Net (loss) attributable to shareholders of ParcelPal	(4,874,082)	(4,610,512)	(3,664,376)

Earnings per share for loss from continuing operations attributable to the owners of ParcelPal

Basic (loss) per share (cents per share)	(0.05)	(0.06)	(0.06)

Summary of profit or loss and other comprehensive income (IFRS)	2020 C$	2019 C$	2018 C$
Diluted (loss) per share (cents per share)	(0.05)	(0.06)	(0.06)
Weighted average number of common share shares used to calculate earnings per share	91,147,886	80,778,869	66,902,789

Number of outstanding common shares at period end	102,953,973	86,944,353	76,434,953

Summary of financial position (IFRS)	2020 C$	2019 C$	2018 C$
Cash	255,668	295,593	2,079,986

Total assets	999,238	1,328,620	3,332,293

Net assets/Equity	(2,156,332)	433,968	2,366,939

Debt	766,070	—	—

Capital Stock	11,408,737	9,367,691	7,693,401

The Company publishes its financial statements expressed in Canadian dollars. In this annual report, references to “U.S. dollars” or “US$” are to the currency of the United States of America (“U.S.”) and references to “Canadian dollars” “$” or “C$” are to the currency of Canada.
Our financial statements, including our Statement of Changes in Equity and our Statement of Cash Flows, included in this annual report are incorporated herein.

B. Capitalization and Indebtedness.

The following table sets forth our capitalization and indebtedness on an actual basis as of December 31, 2020, as derived from our financial statements, which are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. The information in this table should be read in conjunction with the financial statements and notes related thereto.

As of December 31, 2020 (C$)
Cash and cash equivalents	255,668

Borrowings	(766,070)

Equity:

Issued capital	11,408,737

Subscriptions received in advance	--

Reserves	3,363,593

Accumulated losses	(16,928,662)

Total equity	(2,156,332)

Total capitalization	(2,666,734)

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk factors

Investment in our common shares involves a high degree of risk. You should consider carefully the risks described below, and our other public filings, before making any investment decisions regarding our securities. You should not construe the information provided herein as constituting investment, legal, tax or other professional advice. If any of the following events actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our common stock to decline and you may lose all or part of your investment. Moreover, the risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business, operating results, prospects or financial condition. The Company makes no representations or warranties of any kind with respect to the likelihood our business will succeed, any financial returns that may be generated or any tax benefits or consequences that may result from an investment in the Company.

Risks Related to Our Financial Condition and Capital Requirement

The terms of the convertible notes outstanding may adversely impact our business operations.

On April 14, 2020, June 29, 2020 and on September 29, 2020, we completed a non-brokered private placement pursuant to which it issued an unsecured convertible note Tangiers Global, LLC with a face value of up to US$367,500, US$210,000 and US$525,000, respectively.  Subsequent to the reporting period of this annual report, on March 12, 2021, we also completed an additional non-brokered private placement in which we issued to Tangiers Global, LLC an unsecured convertible note carrying a face value of US$1,050,000, but which is to be issued in three tranches of US$350,000, US$325,000 and US$325,000 at closing and 30 and 60 days thereafter (all convertible notes, collectively, the “Notes”). In the case of an Event of Default under the terms of the convertible notes, which include cross-default provisions with respect to any breach of any term of other notes or similar debt instrument, that we fail to cure within the appropriate grace period, we would be considered in default under the Notes. As a result, the Principal Amount of the Notes then outstanding and owing through the date of acceleration, shall become, at the holder’s election, immediately due and payable in cash.

Should the Company for some reason default on any of the Notes, or on one of its other debt instruments, exercisable securities or convertible notes, if any, such default may materially impair our ability to execute our business plan or be able to fund operations as it may cause the loss of our assets and significantly increase the principal amounts, amount of stock issuable and calculated interest rates thereunder, which, in turn, could cause our stock price to decrease significantly, result in substantial dilution or cause us the inability to raise additional equity capital.

Risks Related to Our Business Operations

Our business and financial performance may be adversely affected by downturns in the target markets that we serve.

Demand for our services can be affected by general economic conditions as well as product sale trends of our customers in our target markets. These changes may result in decreased demand for our services. The occurrence of these conditions is beyond our ability to control and, when they occur, they may have a significant impact on our sales, revenues and results of operations.

Because we continue to develop and commercialize new customers and products, we expect to incur significant additional operating losses.

Although we have commercialized our business in certain markets, we continue to develop new customers, in new markets and continue to look to further expand our base of customers, and therefore the size of our workforce. As a result, we expect to incur substantial additional operating expenses over the next several years as our development, expansion and new business venture activities increase and the concomitant costs and expenses of such new business endeavors increase. The amount of our future losses and when we will achieve profitability are uncertain. We remain relatively early in our expansion and marketing efforts of or services, which has resulted in several million in annual commercial revenue, but there is no guarantee that we can generate sufficient revenue to sustain operations or achieve profitability. Our ability to generate increased revenue and achieve profitability will depend on, among other things, the following:

•	realizing revenue from our existing and additional new customers, in new markets and at margins that are sufficiently improved;

•	establishing more substantial sales and marketing arrangements, either alone or with additional third parties;

•	improving our profit and operating margins with existing and new customers;

•	sourcing and leasing dedicated warehousing facility space; and

•	raising sufficient funds to finance our activities, or on terms that are acceptable.

We might not succeed at all, or at any, of these undertakings. If we are unsuccessful at some or all of these undertakings, our business, prospects, and results of operations may be materially adversely affected.

We have a few customer agreements on which we are highly dependent.

Since inception, the Company has entered into a number of customer agreements which generate the vast majority of our gross revenue. And while we have more recently undertaken an expansion and diversification business plan to lessen this concentration of customer revenue, in the near term, these agreements are a critical component in the Company’s success in generating sufficient sales related cash flow to fund ongoing operations. In particular, the revenue generated from the agreement we entered into with Amazon amounted to 99% of our total revenue for 2019 and amounted to 94% of our total revenue for 2020.  Because of our continued customer diversification, we currently expect the gross revenue generated from the Amazon agreement to amount to 88% of our total revenue for 2021.

These contracts are relationship based and involve a high degree of trust that the customer(s) continue for a long period of time. However, under these agreements, the Company would have no recourse against certain customers if they determined to terminate the agreement or they utilized other service providers that may compete with us. These customers could additionally underperform, not perform at all under these agreements and even walk away entirely.

The loss of key senior management personnel and other key personnel could negatively affect our business

We are highly dependent on our management team and certain personnel to successfully operate our business. Like many operating companies, the future success of the Company will be based in large part on the quality of the Company’s management and key personnel. The Company’s management and key personal possess valuable knowledge about the transportation and logistics industry and their knowledge of and relationships with the Company’s key customers and vendors, including the addition of new customers and expansion of the Company’s existing business, would be difficult to replace. While we currently maintain key-man insurance coverage, the loss of key personnel could have a negative effect on the Company. There can be no assurance that the Company will be able to retain its current key personnel, or be able to retain additional key personnel to address its expansion plans or, in the event of their departure, to develop or attract new personnel of equal quality.

If we are unable to attract, train and retain highly qualified personnel, the quality of our services may decline and we may not successfully execute our internal growth strategies.

Our success will depend in large part upon our ability to attract, train, motivate and retain highly skilled and experienced employees in the areas of business into which we expand, including technical personnel. Qualified technical employees periodically are in great demand and may be unavailable in the time frame required to satisfy our operating requirements. Expansion of our business could further require us to employ additional highly skilled technical personnel.

There can be no assurance that we will be able to attract and retain sufficient numbers of highly skilled technical employees in the future. The loss of personnel or our inability to hire or retain sufficient personnel at competitive rates of compensation could impair our ability to develop our products or services or secure and complete customer engagements and could harm our business.

If we do not effectively manage growth and changes in our business, these changes could place a significant strain on our management and operations.

Our ability to grow successfully requires an effective planning and management process. The expansion and growth of our business could place a significant strain on our management systems, infrastructure and other resources. To manage our growth successfully, we must continue to improve and expand our systems and infrastructure in a timely and efficient manner. Our controls, systems, procedures and resources are currently not adequate to support a rapidly changing and growing company. If our management fails to respond effectively to changes and rapid growth in our business, including acquisitions or growth of our business, there could be a material adverse effect on our business, financial condition, results of operations and future prospects.

We may be unable to identify additional operating businesses or assets, and even if we do, we may be unable to finance such an acquisition.

Our business growth and expansion strategies ultimately include making significant investments in sales and marketing programs, either directly or indirectly, to achieve revenue growth and margin improvement targets. If we do not achieve the expected benefits from these time and capital investments or otherwise fail to execute on our strategic initiatives, we may not achieve the growth improvement we are targeting, and our results of operations may be adversely affected. We may also fail to secure the capital necessary to make these investments, which would hinder our growth.

In addition, as part of our strategy for growth, we may make acquisitions, enter into strategic alliances, joint ventures, licensing transactions, joint development agreements and/or other strategic transactions. However, we may not be able to identify suitable acquisition or other strategic partner candidates, complete acquisitions or integrate acquisitions or joint ventures successfully, and such strategic alliances may not prove to be successful. In this regard, acquisitions and other strategic transactions may involve delving into consumer product sales, and may also involve numerous risks, including difficulties in the integration of the operations, technologies, services and products of the acquired companies and the diversion of management’s attention from other business concerns. Although we will endeavor to evaluate the risks inherent in any particular transaction, there can be no assurance that we will properly ascertain all such risks. In addition, acquisitions and other strategic transactions, if consummated, may fail to be successful, may require consents of such targets customers or be subject to termination, some of which may be out of our control, may result in litigation, could result in the incurrence of substantial additional indebtedness and other expenses or in potentially dilutive issuances of equity securities. Even if we identify assets, transactions or additional lines of business, we may have insufficient liquidity to be able to complete such a transaction. There can be no assurance that difficulties encountered with such transaction(s) will not have a material adverse effect on our business, financial condition and results of operations.

We may not be able to effectively manage our growth or improve our operational, financial, and management information systems, which would impair our results of operations.

Our ability to grow successfully requires an effective planning and management process. In the near term, we intend to expand the scope of our operations activities significantly. If we are successful in executing our business plan, we will experience growth in our business that could place a significant strain on our business operations, finances, management, and other resources. In the event of a significant acquisition, we may also need to retain or hire management and staff, which will require capital and time and other resources, all or any of which may place additional strain on the Company’s management and resources. The factors that may place strain on our resources include, but are not limited to, the following:

•	the need for continued development of our financial and information management systems;

•	the need to manage strategic relationships and agreements with distributors, customers, and strategic partners;

•	difficulties in hiring and retaining skilled management, technical, and other personnel necessary to support and manage our business.

Additionally, our strategy envisions a period of growth that may impose a significant burden on our administrative, infrastructure and operational resources. Our ability to effectively manage growth, either organic growth or through an acquisition or merger, will require us to substantially and timely expand and/or integrate the capabilities of our (or such target’s) administrative and operational resources and to attract, train, manage, and retain qualified management and/or other personnel.

There can be no assurance that we will be successful in recruiting and retaining new employees or retaining existing employees.

We cannot provide assurances that our management will be able to manage this growth effectively, efficiently or in a timely manner. Our failure to successfully manage growth could result in our sales not increasing commensurately with capital investments or otherwise materially adversely affecting our business, financial condition, results of operations or future prospects. Our controls, systems, procedures and resources are currently not adequate to support a changing and growing company.

We are and will be dependent on the popularity of our services, recurring business opportunities and a healthy economy.

Our ability to generate revenue and be successful in the implementation of our business plan is dependent on acceptance and demand of our product services, a consistent recurring revenue stream and on the positive health of the economy that requires and encourages last mile delivery services. Acceptance of our services will depend on several factors, including availability, cost, customer familiarity of our services, brand recognition, convenience, effectiveness, safety, and reliability. If customers do not repeatedly seek our services, or if we fail to meet customers’ needs and expectations adequately, our ability to continue generating revenues could be reduced or otherwise materially impacted.

We are a publicly registered company in the United States and Canada that is subject to the reporting requirements of U.S. federal and Canadian securities laws, which  can be expensive and may divert resources from other projects, thus impairing our ability to grow.

We are a public reporting company and, accordingly, subject to the information and reporting requirements of the Exchange Act, the Canadian Business Corporations Act, the British Columbia Corporation Act and other federal securities and regulatory laws, rules and regulations.  The costs of preparing and filing annual, quarterly and current reports, proxy or shareholder circulars, as applicable, audited financial statements and other information with the SEC and on SEDAR, furnishing reports to stockholders and other requirements causes our expenses to be higher than they would have been if we were a privately held company.

These rules and regulations increase our compliance costs and make certain activities more time consuming and costly. In addition, as a public company, it is also more difficult and expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

The Sarbanes-Oxley Act also requires corporate governance practices of public companies, which can be disproportionately burdensome to smaller reporting companies. As a smaller reporting company (as defined in Rule 12b-2 under the Exchange Act), we are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”). Section 404 requires us to include an internal control report with the annual report. This report must include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the year. This report must also include disclosure of any material weaknesses in internal control over financial reporting that we have identified. Failure to comply, or any adverse results from such evaluation, could result in a loss of investor confidence in our financial reports and have an adverse effect on the trading price of our equity securities. Management believes that our internal controls and procedures are currently not effective to detect the inappropriate application of applicable financial reporting rules. Management realizes there are deficiencies in the design or operation of our internal control that adversely affect our internal controls which management considers to be material weaknesses including those described below:

•
we have insufficient quantity of dedicated resources and experienced personnel involved in reviewing and designing internal controls. As a result, a material misstatement of the interim and annual financial statements could occur and not be prevented or detected on a timely basis.

•
we did not perform an entity level risk assessment to evaluate the implication of relevant risks on financial reporting, including the impact of potential fraud-related risks and the risks related to non-routine transactions, if any, on our internal control over financial reporting. Lack of an entity-level risk assessment constituted an internal control design deficiency which resulted in more than a remote likelihood that a material error would not have been prevented or detected, and constituted a material weakness.

•	we have not achieved the optimal level of segregation of duties relative to key financial reporting functions.

Achieving continued compliance with Section 404 may require us to incur significant costs and expend significant time and management resources. We cannot assure you that we will be able to fully comply with Section 404 or that we and our independent registered public accounting firm would be able to conclude that our internal control over financial reporting is effective at year-end.

As a result, investors could lose confidence in our reported financial information, which could have an adverse effect on the trading price of our securities, as well as subject us to civil or criminal investigations and penalties. In addition, our independent registered public accounting firm may not agree with our management’s assessment or conclude that our internal control over financial reporting is operating effectively.

Foreign currency risk.

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and other foreign currencies will affect the Company’s operations and financial results. To the extent that the Company settles or may settle in the future its revenue and incurs expenses in U.S. dollars and, therefore, the fluctuation in foreign currencies in relation to the Canadian dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and liabilities and the amount of equity.

Risks related to customer credit and accounts receivables.

Credit risk is the risk of financial loss to the Company if a customer or a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consists primarily of cash and cash equivalents, trade and other receivables. Cash and cash equivalents are maintained with highly rated financial institutions and may be redeemed upon demand. The company is exposed to a significant concentration of credit risk with respect to certain of its trade accounts receivable balance because of its historical dependence on a limited number of customers. All accounts receivable balances are expected to be settled in full when due. The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount if these financial assets as recorded in the statement of financial position.

We may be unable to meet our financial obligations when they become due.

Our success may be affected by a variety of external factors that may affect the price or marketability of our services, including disruptions in the capital markets, changes in interest rates that may increase our funding costs, and reduced demand for our services.  As a result, our ability to generate cash to meet our obligations could be adversely impacted.

Our cash was C$255,668 in 2020, C$295,593 in 2019, C$2,079,986 in 2018. Our current liabilities were  C$3,035,403 in 2020, C$888,811 in 2019, C$762,556 in 2018. Even though our policy is to ensure that we will always have sufficient cash to our obligations when they become due, under both normal and stressed conditions, we may not be able to do so. If we are unable to meet our obligations, our business operations may be negatively affected.

Our independent auditors have expressed their concern as to our ability to continue as a going concern.

We reported an accumulated deficit of C$16,928,662 and had a stockholders’ deficit of C$2,156,332 at December 31, 2020. As a result of our financial condition, we have received a report from our independent registered public accounting firm for our financial statements for the years ended December 31, 2020, 2019, and 2018, that includes an explanatory paragraph describing the uncertainty as to our ability to continue as a going concern without the infusion of significant additional capital. There can be no assurance that management will be successful in implementing its plans. If we are unable to raise additional financing, we may cease operations.

We face intense competition.

Our businesses are rapidly evolving and intensely competitive, and we have many competitors across geographies, including cross-border competition, and in different industries, including physical, e-commerce, and omnichannel retail, e-commerce services, web and infrastructure computing services, electronic devices, digital content, advertising, grocery, and transportation and logistics services. Some of our current and potential competitors have greater resources, longer histories, more customers, and/or greater brand recognition, particularly with our newly-launched products and services and in our newer geographic regions. They may secure better terms from vendors, adopt more aggressive pricing, and devote more resources to technology, personnel including drivers, infrastructure, fulfillment, and marketing.

Competition continues to intensify, including with the development of new business models and the entry of new and well-funded competitors, and as our competitors enter into business combinations or alliances and established companies in other market segments expand to become competitive with our business. In addition, new and enhanced technologies, including search, web and infrastructure computing services, digital content, and electronic devices continue to increase our competition. The Internet facilitates competitive entry and comparison shopping, which enhances the ability of new, smaller, or lesser known businesses to compete against us. As a result of competition, our product and service offerings may not be successful, we may fail to gain or may lose business, and we may be required to increase our spending or lower prices, any of which could materially reduce our sales and profits.

Risks related to the 2020 Global Pandemic.

In March 2020, the World Health Organization declared a global pandemic related to the virus known as COVID-19. The expected impact on domestic and global commerce have been and are anticipated to continue to be far reaching. To date there have been significant stock market declines and the movement of people and goods worldwide has become severely restricted. Management is actively monitoring the situation and is taking appropriate steps as needed to ensure minimal disruption to the Company’s operations. There is a risk the COVID-19 pandemic will disrupt the Company’s operations and the movement of goods and services, as well as its investments in personnel, expansion, marketing and sales generally.  While vaccines and other therapeutics to treat COVID-19 have become available, and certain markets have begun reopening, the global pandemic has severely hampered many industries that will take years to recover, and continues to have adverse negative effects on many workforces, societal norms and industries.

If we expand our operations into the United States, we will face certain additional risks and challenges.

The Company may expand its operations into the United States as part of its business expansion plans, which may come through internal expansion or merger, acquisition or joint venture, and which may subject us to a variety of risks, including fluctuations in foreign currencies, changes in the economic strength or greater volatility in the economies of foreign countries in which the Company does business, integration of workforces, operational challenges inherent in conducting business simultaneously in more than one country, possible loss of foreign private issuer status, capital, time and resource needs of substantial expansion and any regulatory compliance issues that may arise from such expansion, difficulties in enforcing contractual rights and intellectual property rights, compliance burdens associated with export and import laws, theft or vandalism, economic instability, taxes or government royalties by foreign governments, adverse changes in the regulatory environments, including in tax laws and regulations, of the foreign countries in which the Company does business, compliance with anti-corruption and anti-bribery laws, restrictions on the withdrawal of foreign investments, the ability to identify and retain qualified local managers and the challenge of managing a culturally and geographically diverse operation. The Company cannot guarantee compliance with all applicable laws and regulations, and violations could result in substantial fines, sanctions, civil or criminal penalties, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect the Company’s results of operations.

Our expansion places a significant strain on our management, operational, financial, and other resources.

We are continuing to significantly expand our operations, including increasing our product and service offerings, exploring the addition of a dedicated warehousing facility and scaling our infrastructure to support our services. The scale of our expanding business might place significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions, and our expansion increases these factors. Failure to manage growth effectively could damage our reputation, limit our growth, and negatively affect our operating results. Any such foreign or domestic jurisdiction expansion, merger or acquisition by us may also result in the failure of our business, result in operating losses, legal proceedings or claims, incurrence of tax obligations, or cause reputational harm or termination of existing business contracts, any one of which could adversely affect our operations, reduction in stock value, among other serious adverse events.

Our expansion into new products, services, technologies, and geographic regions subjects us to additional risks.

We may have limited or no experience in our newer market segments, and our customers may not adopt our product or service offerings. These offerings, which can present new and difficult technology challenges, may subject us to claims if customers of these offerings experience service disruptions or failures or other quality issues. In addition, profitability, if any, in our newer activities may not meet our expectations, and we may not be successful enough in these newer activities to recoup our investments in them. Failure to realize the benefits of amounts we invest in new technologies, products, or services could result in the value of those investments being written down or written off.

We experience significant fluctuations in our operating results and growth rate.

We are not always able to accurately forecast our growth rate. We base our expense levels and investment plans on sales estimates. A significant portion of our expenses and investments is fixed, and we are not always able to adjust our spending quickly enough if our sales are less than expected.

Our revenue growth may not be sustainable, and our percentage growth rates may decrease. Our revenue and operating profit growth depends on the continued growth of demand for the products and services offered by us or our sellers, and our business is affected by general economic and business conditions worldwide. A softening of demand, whether caused by changes in customer preferences or a weakening of the U.S. or global economies, may result in decreased revenue or growth.

Our sales and operating results will also fluctuate for many other reasons, including due to factors described elsewhere in this section including the following:

•	our ability to retain and increase sales to existing customers, attract new customers, and satisfy our customers’ demands;

•	our ability to retain and expand our network of sellers, and to maintain and cost effectively manage costs of our workforce;

•
our ability to offer products on favorable terms, manage inventory, securing warehouse facility space, ability to buy or lease new fleet vehicles, and on favorable terms, including costs related to branded vehicles and fulfill orders;

•	the introduction of competitive stores, websites, products, services, price decreases, or improvements;

•	changes in usage or adoption rates of the Internet, e-commerce, electronic devices, and web services;

•	timing, effectiveness, and costs of expansion and upgrades of our systems and infrastructure;

•	the success of our geographic, service, and product line expansions;

•	the extent to which we finance, and the terms of any such financing for, our current operations and future growth;

•	the outcomes of legal proceedings and claims, which may include significant monetary damages or injunctive relief and could have a material adverse impact on our operating results;

•	variations in the mix of products and services we sell;

•	factors affecting our reputation or brand image;

•	the extent to which we invest in technology and content, fulfillment, and other expense categories;

•	increases in the prices of fuel and gasoline, as well as increases in the prices of other energy products and commodities like paper and hardware products;

•	our ability to collect amounts owed to us when they become due;

•	the extent to which use of our services is affected by spyware, viruses, phishing and other spam emails, denial of service attacks, data theft, computer intrusions, outages, and similar events; and

•
disruptions from natural or man-made disasters, extreme weather, domestic or global pandemics, geopolitical events and security issues (including terrorist attacks and armed hostilities), labor or trade disputes, and similar events.

We face risks related to successfully optimizing and operating our fulfillment network and data centers.

Failures to adequately optimize and operate our fulfillment network and data centers successfully from time to time result in excess or insufficient fulfillment or data center capacity, increased costs, and impairment charges, any of which could materially harm our business. As we continue to add fulfillment and data center capability or add new businesses with different requirements, our fulfillment and data center networks become increasingly complex and operating them becomes more challenging. There can be no assurance that we will be able to operate our networks effectively.

The seasonality of our retail business places increased strain on our operations.

We experience a higher demand for our services during holiday periods, in particular in the last quarter of our financial year. Our failure to meet customers’ delivery orders during that period of our financial year could significantly affect our revenue and our future growth, which could materially reduce profitability.

In addition, if too many customers access our websites within a short period of time due to increased demand, we may experience system interruptions that make our websites unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we offer or sell and the attractiveness of our products and services. During times of high demand, we may also be unable to adequately staff our fulfillment network and customer service centers during these peak periods and delivery and other fulfillment companies and customer service co-sourcers may be unable to meet the seasonal demand.

We could be harmed by data loss or other security breaches.

Because we collect, process, store, and transmit large amounts of data, including confidential, sensitive, proprietary, and business and personal information, failure to prevent or mitigate data loss, theft, misuse, or other security breaches or vulnerabilities affecting our or customers’ technology, products, and systems, could expose us or our customers to a risk of loss, disclosure, or misuse of such information, adversely affect our operating results, result in litigation, regulatory action (including under privacy or data protection laws), and potential liability for us, deter customers or sellers from using our stores and services, and otherwise harm our business and reputation. We use third-party technology and systems for a variety of reasons, including, without limitation, encryption and authentication technology, employee email, content delivery to customers, back-office support, and other functions. Although we have developed systems and processes that are designed to protect customer information and prevent such incidents, including systems and processes designed to reduce the impact of a security breach at a third-party vendor or customer, such measures cannot provide absolute security and may fail to operate as intended or be circumvented.

Government regulation is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, physical, e-commerce, and omnichannel retail, digital content, web services, electronic devices, artificial intelligence technologies and services, and other products and services that we offer or sell.

Unfavorable regulations, laws, decisions, or interpretations by government or regulatory authorities applying those laws and regulations, or inquiries, investigations, or enforcement actions threatened or initiated by them, could cause us to incur substantial costs, expose us to unanticipated civil and criminal liability or penalties (including substantial monetary fines), diminish the demand for, or availability of, our products and services, increase our cost of doing business, require us to change our business practices in a manner materially adverse to our business, damage our reputation, impede our growth, or otherwise have a material effect on our operations.

We are subject to payments-related risks.

We accept payments using a variety of methods, including credit card, debit card, and payment upon or after delivery. For existing and future payment options we offer to our customers, we currently are subject to, and may become subject to additional, regulations and compliance requirements (including obligations to implement enhanced authentication processes that could result in significant costs and reduce the ease of use of our payments products), as well as fraud. We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards, electronic checks, and promotional financing. In each case, it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, including data security rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. Failure to comply with these rules or requirements, as well as any breach, compromise, or failure to otherwise detect or prevent fraudulent activity involving our data security systems, could result in our being liable for card issuing banks’ costs, subject to fines and higher transaction fees, and loss of our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments, and our business and operating results could be adversely affected.

Risks related to insurance coverage and business-related liability.

The Company’s operations are subject to risks inherent in the transportation sector, including personal injury, property damage, workers’ compensation and employment and other issues. The Company’s future insurance and claims expenses may exceed historical levels, which could reduce the Company’s earnings. The Company subscribes for insurance in amounts it considers appropriate in the circumstances and having regard to industry norms. Due to the Company’s significant number of drivers, it has exposure to fluctuations in the number or severity of claims and the risk of being required to accrue or pay additional amounts that may not be covered by insurance, or if claims ultimately prove to be in excess of the amounts originally assessed.

Although the Company believes its individual and aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed the Company’s aggregate coverage limits or that the Company will choose not to obtain insurance in respect of such claims. If any claim were to exceed the Company’s coverage, the Company would bear the excess. The Company’s results of operations and financial condition could be materially and adversely affected if (i) cost per claim or the number of claims significantly exceeds the Company’s coverage limits; (ii) the Company experiences a claim in excess of its coverage limits; (iii) the Company’s insurance carriers fail to pay on the Company’s insurance claims; (iv) the Company experiences a significant increase in premiums; or (v) the Company experiences a claim for which coverage is not provided, either because the Company chose not to obtain insurance as a result of high premiums or because the claim is not covered by insurance which the Company has in place.

We require a high number of drivers to maintain our business and generate revenues, and our industry has a high turnover rate.

Increases in driver compensation or difficulties attracting and retaining qualified drivers could have a material adverse effect on the Company’s profitability and the ability to maintain or grow the Company’s business. Like many in the transportation sector, the Company experiences substantial difficulty in attracting and retaining sufficient numbers of qualified drivers. Our industry periodically experiences a shortage of qualified drivers, including in new geographic regions into which we expand. The Company believes the shortage of qualified drivers and/or intense competition for drivers from competitors will create difficulties in maintaining or increasing the number of drivers as needed at a particular time, and may negatively impact the Company’s ability to engage a sufficient number of drivers. The Company’s inability to do so may negatively impact its operations. Further, the compensation the Company offers its drivers and independent contractor expenses are subject to market conditions, and the Company may find it necessary to increase driver and independent contractor compensation in future periods.

In addition, the Company and many other delivery service companies suffer from a high turnover rate of drivers. This high turnover rate requires the Company to continually recruit a substantial number of new drivers in order to operate existing revenue operations. Driver shortages are exacerbated during periods of economic expansion, in which alternative employment opportunities, including in the construction and manufacturing industries, which may offer better compensation and/or more time at home, are more plentiful. The Company also employs driver hiring standards, including background checks, which could further reduce the pool of available drivers from which the Company would hire. If the Company is unable to continue to attract and retain a sufficient number of drivers, the Company could be forced to, among other things, adjust in the negative the Company’s customer agreements, cancel or lose revenue generating contracts, hire drivers at higher costs (reducing net margins), any of which could adversely affect the Company’s growth and profitability.

The Company is heavily dependent on its information systems, and any disruptions could adversely affect our operations and financial condition.

The Company depends heavily on the proper functioning, availability and security of the Company’s information and communication systems, including financial reporting and operating systems, in operating the Company’s business. The Company’s operating system is critical to understanding customer demands, accepting and planning deliveries, dispatching drivers and billing and collecting for the Company’s services. The Company’s financial reporting system is critical to producing accurate and timely financial statements and analyzing business information to help the Company manage its business effectively. The Company receives and transmits confidential data with and among its customers, drivers, vendors, employees and service providers in the normal course of business.

The Company’s operations and those of its technology and communications service providers are vulnerable to interruption by natural and man-made disasters and other events beyond the Company’s control, including cybersecurity breaches and threats, such as hackers, malware and viruses, fire, earthquake, power loss, telecommunications failure, terrorist attacks and Internet failures. The Company’s systems are also vulnerable to unauthorized access and viewing, misappropriation, altering or deleting of information, including customer, driver, vendor, employee and service provider information and its proprietary business information. If any of the Company’s critical information systems fail, are breached or become otherwise unavailable, the Company’s ability to manage its driver fleet efficiently, to respond to customers’ requests effectively and timely, to maintain billing and other records reliably, to maintain the confidentiality of the Company’s data and to bill for services and prepare financial statements accurately or in a timely manner would be challenged. Any significant system failure, upgrade complication, cybersecurity breach or other system disruption could interrupt or delay the Company’s operations, damage its reputation, cause the Company to lose customers, cause the Company to incur costs to repair its systems, pay fines or in respect of litigation or impact the Company’s ability to manage its operations and report its financial performance, any of which could have a material adverse effect on the Company’s business.

We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

We are considered a “foreign private issuer” under the Securities Act of 1933, as amended. As a foreign private issuer we will not have to file quarterly reports with the SEC nor will our directors, officers and 10% stockholders be subject to Section 16(b) of the Exchange Act. Such exemption may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

We may lose our foreign private issuer status in the future, which would then require us to comply with the Exchange Act's domestic reporting regime and cause us to incur significant additional legal, accounting and other expenses.

We are a foreign private issuer as of the date of this annual report on Form 20-F and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our status as a foreign private issuer, either (a) a majority of our shares must be directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States.

If we were to lose our foreign private issuer status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. For instance, we would be required to change our basis of accounting from IFRS as issued by the IASB to U.S. GAAP, which we expect would be costly for us to comply with and could also result in changes, which could be material, to historical financials previously prepared on the basis of IFRS. The regulatory and compliance costs to us under U.S. securities laws when we would be required to comply with the reporting requirements applicable to a U.S. domestic issuer could be significantly higher than the costs we will incur as a foreign private issuer. As a result, a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. If we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.

Risks Related to our Securities

Our authorized capital consists of an unlimited number of shares of one class designated as common shares. We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.

Our Articles of Incorporation authorizes the issuance of an unlimited number of our common shares, no par value, of which 102,953,973 shares are currently issued and outstanding as of December 31, 2020. The future issuance of common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and may have an adverse effect on any trading market of our common shares.

We may need to finance our future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. Any additional funds that we obtain may not be on terms favorable to us or our stockholders and may require us to relinquish valuable rights.

As of our most recent year ended December 31, 2020, we had C$255,668 of available cash. We will need to raise additional funds to pay outstanding vendor invoices, meet operating expenses and execute our business plan, including any expansion plans. Our future cash flows depend on our ability to market and sell our common shares, and our ability to continue to cut expenses to reach net even or positive cashflows from operations. There can be no assurance that we will have sufficient funds to execute our business plan or complete a strategic transaction, or that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.

We cannot guarantee that we will generate sufficient revenues from our services in the near future to meet these goals. Therefore, for the foreseeable future, we may have to fund a portion of our operations and capital expenditures from cash on hand, public or private equity offerings, debt financings, bank credit facilities, other borrowings (including borrowings from our officers and directors) or corporate collaboration and/or licensing arrangements. We will also need to raise additional funds if we choose to continue to expand our operational development efforts more rapidly than we presently anticipate.

If we seek to sell additional equity or debt securities or enter into a corporate collaboration, joint venture or licensing arrangement, we may not obtain favorable terms for us and/or our stockholders or be able to raise any capital at all, all of which could result in a material adverse effect on our business and results of operations. The sale of additional equity or debt securities, if convertible, could result in significant dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also result in covenants that would restrict our operations. Raising additional funds through collaboration, joint ventures or licensing arrangements with third parties may require us to relinquish valuable rights to our technologies, future revenue streams, or to grant licenses on terms that may not be favorable to us or our stockholders. In addition, we could be forced to discontinue certain services or technologies, reduce or forego sales and marketing efforts and forego attractive business opportunities, all of which could have an adverse impact on our business and results of operations.

The sale of our securities could encourage short sales by third parties, which could contribute to the future decline of our stock price.

In many circumstances, the provision of financing based on the distribution of equity for companies that are traded on the CSE and OTC has the potential to cause a significant downward pressure on the price of common shares. This is especially the case if the shares being placed into the market exceed the market’s ability to take up the increased share issuance or if we have not performed in such a manner to show that the equity funds raised will be used to grow our business. Such an event could place further downward pressure on the price of our common shares. Regardless of our activities, the opportunity exists for short sellers and others to contribute to the future decline of our share price. If there are significant short sales of our common shares, the price decline that would result from this activity will cause the share price to decline more, which may cause other shareholders of the stock to sell their shares, thereby contributing to sales of common shares in the market. If there are many more of our common shares on the market for sale than the market will absorb, the price of our common shares will likely decline.

The market price and trading volume of our common shares may be volatile.

The market price of our common shares could fluctuate significantly for many reasons, including reasons unrelated to our performance, such as limited liquidity for our stock, reports by industry analysts, investor perceptions or general economic and industry conditions. Fluctuations in operating results or the failure of operating results to meet the expectations of public market analysts and investors may negatively impact the price of our securities. Quarterly operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular quarter, including vulnerability of our business to a general economic downturn, changes in the laws that affect our products or operations, competition, compensation related expenses, application of accounting standards and our ability to obtain and maintain all necessary government certifications and/or licenses to conduct our business. In addition, if the market price of a company’s shares drops significantly, shareholders could institute securities class action lawsuits against the Company. A lawsuit against us would cause us to incur substantial costs and could divert the time and attention of our management and other resources.

We may not pay dividends in the future. Any return on investment may be limited to the value of our common shares.

We have never paid dividends and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common shares will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our common shares may be less valuable because a return on your investment will only occur if our stock price appreciates.

Offers or availability for sale of a substantial number of our common shares may cause the price of our common shares to decline.

If our shareholders sell substantial amounts of our common shares in the public market, or upon the expiration of any statutory holding period under applicable Canadian rules or Rule 144, or issued upon the exercise of outstanding options, convertible notes or warrants, it could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our common shares could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Our common shares are currently considered a “penny stock,” which may make it more difficult for our investors to sell their shares.

Our stock is categorized as a penny stock. The SEC has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors. The penny stock rules require a broker- dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common shares.

FINRA sales practice requirements may also limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described in this annual report, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for many customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common shares, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Tangiers may purchase our stock at a price less than the then-prevailing market price for our common shares.

Our common shares to be issued to Tangiers pursuant to the convertible notes we issued to them in April, June 2020, September 2020, and March 2021will be purchased (i) at a fixed price as of the date of such investment, if exercised prior to the maturity date of each such note, or (ii) if converted after such maturity date, (a) under the April 2020 note, at 65% of the lowest VWAP of the common shares during the 10 day period prior to such conversion, (b) if under the June and September 2020 notes, at 75% of the average of the two lowest volume weighted average prices in the 15 day period prior to conversion, or (c) if under the March 2021 note, at 83% of the average of the two lowest volume weighted average prices in the 10 day period prior to conversion. If Tangiers purchases such shares at a price which is lower than market price, our shareholders will be diluted and the price of our common shares may be negatively affected.

Tangiers will pay less than the then-prevailing market price for our common stock under our existing equity line of credit facility.

Our common stock to be issued to Tangiers pursuant to the terms of an Investment Agreement, dated December 16, 2020, will be purchased at 85% of the lowest VWAP of the common stock during the 5-day pricing period applicable to the Company’s Put Notice (described in under the heading “Investment Agreement” in this annual report), provided, however, an additional 10% will be added to the discount of each company put if (i) the Company is not DWAC eligible and (ii) an additional 15% will be added to the discount of each Company put if the Company is under DTC “chill” status on the applicable put notice date. “VWAP” means, for any date, the price determined by the daily volume weighted average price of the common stock for such date (or the nearest preceding date) on the Company’s trading market on which the common stock is then listed or quoted for trading. Tangiers has a financial incentive to sell our common stock immediately upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price. If Tangiers sells the shares, the price of our common stock could decrease. If our stock price decreases, Tangiers may have a further incentive to sell the shares of our common stock that it holds. Such sales could have a further negative impact on our stock price and may result in dilution to you and our existing stockholders.

Item 4.	Information on the Company

A. History and development of the Company

We were incorporated under the laws of Alberta in March 1997 and, in June 2006, changed our jurisdiction of incorporation to British Columbia, Canada. The registered office is located at Suite 305, 190 Alexander St, Vancouver, BC V6A 2S5, and our telephone number is 1-587-883-9811. Our address on the Internet is www.parcelpal.com. The information on, or accessible through, our website is not part of this annual report on Form 20-F. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference. The Company has appointed Vcorp Services, LLC, located at 25 Robert Pitt Drive, Suite 204, Monsey, New York 10952, as agent for service of process to receive legal correspondence on our behalf.

On December 16, 2020, the Company entered into a US$5,000,000 equity line of credit facility under the terms of an Investment Agreement with Tangiers Global, LLC, which is available over a maximum term of 36 months.  See Item 10C “Material Contracts” for more information.

See also “Subsequent Events” in Note 14 of this annual report for additional information on other capital financing, customer agreement and expansion transactions entered into subsequent to the reporting period of this annual report, including with Sysco@Home, Bayshore Specialty Rx, Oco Meals and other new customer agreements and expansion opportunities, as well as a $1,050,00 face value financing in March 2021, each of which we have previously announced between January 14 and April 8, 2021.

On November 24, 2020, we announced the signing of an agreement to provide delivery services with one of Canada’s fastest growing and trusted providers of comprehensive specialty pharmacy services and solutions.

October 6, 2020, we announced the start of primary trading of our common shares on the OTCQB market exchange in the United States.

On September 29, 2020, the Company completed a non-brokered private placement pursuant in which it issued an unsecured convertible note to Tangiers Global, LLC with a face value of up to US$525,000. See Item 10C “Material Contracts” for more information.

On August 20, 2020, we announced that we entered into a partnership with Glenthorne Holdings Inc d/b/a Bear’s Blooms (“Bear’s Blooms”), a large flower subscription service based in Vancouver. Under the terms of the partnership ParcelPal has been to providing deliveries to Bear’s Blooms’s customers.  Recently the number of deliveries with them has dropped significantly. We also announced at that time that we expanded our collaboration with Lineten Technology, Inc.. In particular, we agreed to provide deliveries to customers of a Western Canada based grocer, Sunterra. The Company had been providing some occasional deliveries. We expect that these new partnerships will improve our revenue and operating performance.

On June 29, 2020, the Company completed a non-brokered private placement pursuant in which we issued an unsecured convertible note to Tangiers Global, LLC with a face value of up to US$210,000. See Item 10C “Material Contracts” for more information.

On June 9, 2020, we announced that 1824400 Alberta Limited, a private company controlled by Brian Storseth who is a director of the Company, and the Company have mutually agreed to terminate the Business Advisor Service Agreement dated June 20, 2019. The Company issued 1,200,000 common shares at C$0.13 per share to Mr. Storseth’s corporation in settlement of all amounts due and owing under the advisor services agreement. See Section 7B “Related party transaction” for more information.

On June 4, 2020, we announced the expansion of our operations to Toronto, Ontario.

On May 26, 2020, the Company entered into a Transportation Services Agreement with Goodfood Market Inc. (“Goodfood”). Under the terms of the Transportation Services Agreement, ParcelPal will provide same-day delivery courier services for Goodfood’s customers, in Vancouver and Calgary. See Item 10C “Material Contracts”.

On April 14, 2020, the Company completed a non-brokered private placement pursuant in which we issued an unsecured convertible note to Tangiers Global, LLC with a face value of up to US$367,500 (the “Note”). See Item 10C “Material Contracts” for more information.

On April 6, 2020, Rich Wheeless was also appointed Chief Executive Officer.

On March 12, 2020, we announced that we had entered into a delivery agreement and a new initiative to facilitate ordering and delivery of pharmaceuticals in British Columbia, Alberta and Ontario.

Effective March 1, 2020, Rich Wheeless joined the Company as Chief Financial Officer and director.

On February 14, 2020, we announced that we had entered into an agreement with Lineten Technology, Inc. (“Lineten”). Under the terms of the agreement, ParcelPal will fulfil delivery orders on behalf of Lineten’s customers in Vancouver. See Item 10C “Material Contracts”.

On October 24, 2019, we announced that we had formed a partnership with the British Columbia Restaurant & Food Services Association (“BCRFA”). This partnership positioned the company to promote and offer ParcelPal services as the preferred delivery partner for BCRFA more than 3000 member restaurants across British Columbia. Due to a shift in the business model we recently have moved away from the partnership.

On September 24, 2017, we entered into a transportation contract with Amazon Canada Fulfillment Services, Inc (“Amazon”), for the delivery of packages on behalf of Amazon in Vancouver British Columbia, Canada. See Item 10C “Material Contracts”.

On January 4, 2017, we listed our common shares on the OTC Venture Marketplace with the trading symbol “PTNYF”.

All information we file with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov.

B. Business overview

ParcelPal Technology Inc. is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions. From our hubs in Vancouver, Calgary, and Toronto we offer delivery and logistics solutions for business to business, business to customer, and any other tailored creative solution our partners may require. With our 200+ team members’ expertise in logistics operations and our in-house technical excellence, we are uniquely positioned to create a solution-driven by you and your customer’s needs. Since 2016, our company has serviced over 7 million deliveries for our partners. We give businesses a smart, reliable, and affordable delivery service powered by our licensed technology platform.

Using “Lean Six-Sigma” methodologies we continuously define, measure, analyze, implement, and control process improvements to provide our partners with cutting edge services and offerings. Our competitive advantage stems from our dedicated team valuing strong partnerships with our customers. Our management, operational, and office teams work directly with our partners to ensure each package entrusted to us is delivered promptly and efficiently.

ParcelPal initially operated in major urban centers in Vancouver, BC area and, subsequently, we have expanded throughout Canada. As a result of our marketing efforts, we have expanded across the entire lower mainland, offering same-day delivery for select clients.

ParcelPal operates from its head office in Vancouver, British Columbia and our operations are currently managed from here. ParcelPal offers employment opportunities that support all functions of technology and physical deliveries. ParcelPal currently has hundreds of employees, including the delivery team.

We typically experience an increase in customers’ demand as the calendar year progresses, especially in retail and corporate activity during holiday periods, particularly during our fourth financial quarter in connection with the holiday season (e.g., Christmas, Channukah gift buying).  We have, however, in mid-2020 enhanced our B2B business focus to further diversify our customer base and revenue streams going forward, including by engaging with meal kit, health, retail, grocery and pharmacy companies.

Our services

We offer our delivery services in Vancouver, Calgary, Edmonton and Toronto. We are also in the process of launching our services in additional Canadian cities. Before the end of calendar year 2021, we plan to be operating in the United States as well. The majority of our current business is doing same day deliveries and next day deliveries for businesses in the cities in which we operate.

ParcelPal is a customer-driven, courier and logistics company connecting people and businesses through our network of couriers.  Some of our verticals include pharmacy & health, meal kit deliveries, retail, groceries and more.

Our strategy

ParcelPal plans to implement additional services for consideration of growing the merchant’s business and retaining existing customers. In addition to raising additional capital, we are also planning on signing more small and medium enterprise clients for traditional courier services that are multi-city operational, and which are higher margin services that are also highly scalable. To execute this part of our strategy, we will need to open a dedicated warehouse facility in which we can sort, ship and create more efficient delivery routes. This will also allow us to also be able to benefit from economies of scale as our operating costs will decrease significantly, leading to better operating margins. With the recent capital raise that we have done, along with having an equity line of credit at our disposal, we have the resources and capital to execute on this plan This to both fund our operating expenses and the concomitant warehousing and fleet costs associated with it.

ParcelPal intends to pursue a number of technologies, product and marketing initiatives to continue to drive growth in 2021. The Company’s strategic priorities include:

•	targeting to be cash flow positive by the end of 2021;

•	targeting at least 50% revenue growth for 2021 and significantly improving operating margins by up to 15%;

•
Increasing the number of merchants in various verticals for next-day and same-day delivery services for the B2B (business-to-business) markets, enabling easier customer acquisition and business integration;

•	hiring sales leaders and execution teams in each of our current markets and potential markets;

•	expanding our revenue diversification through large e-commerce contracts, and potential acquisitions;

•	continuing to expand into the Amazon ecosystem throughout Canada and the United States;

•	integrate a new last-mile delivery platform to maximize revenue potential, streamline services and increase overall margins; and

•	deliver more than ten million total packages by the end of 2021.

The Company currently has one revenue stream. , which is through billable contracts such as Amazon.com Inc and other merchants. Amazon accounted for 99% of our revenue in 2019 and 94% of our revenue in 2020, respectively. Amazon is projected to account for 88% of our revenue in 2021.  We are among the top-rated and fastest-growing providers for Amazon in British Columbia, and we have achieved “gold status” as an Amazon fulfilment provider.

Our strategic vision

Since our CEO, Rich Wheeless, joined the Company in March 2020, we commenced a shift in focus of our operations away from a substantial reliance on food deliveries and other areas that are less likely to be profitable, to pharmacy& health and meal kit deliveries, which we believe will continue to carry better operating margins in the near and longer term.  We have also decided to distance our operations from a traditional focus of signing non-partner marketplace customers as a result of the lower profitability of such approach.

One of our priorities is to increase our footprint with Amazon and with other small and medium enterprise customers that have operations in major cities, in particular with respect to last mile delivery services, which is our specialty. Other more profitable areas such as home-meal kit and large retail chain store deliveries are those which we will increasingly target. We have also moved into same and next day prescription drug deliveries for nursing homes and expanding into the general population. We believe that these are the types of business services that are highly scalable and will strongly contribute to our profitability.

In addition, our future plans include focusing on a “get-anything” model if feasible, because customers appreciate that a great variety of products can be ordered and delivered potentially within an hour for a nominal fee. We are continuing to roll this model out.

Alcohol delivery regulations

From time to time, through various contractual arrangements with certain of our customers in the Canadian provinces of British Columbia and Alberta, we may be asked to deliver alcohol products. In this regard, each province sets forth rules relating to the delivery of alcohol, including during the COVID-19 pandemic, which can be summarized as follows:

Alberta

As a result of the COVID-19 pandemic, the Alberta Gaming, Liquor and Cannabis Agency, which is responsible for the approval and implementation of alcohol regulations in Alberta, has deemed selected liquor-related businesses to be “essential services”, thus allowing them to remain open to the public provided they have the proper risk mitigation measures in place. These businesses include restaurants and other food preparation facilities, including liquor retail outlets, manufacturers and producers, as well as warehousers, and distributors. A number of restrictions apply to the regulations, as amended as a result of the COVID-19 pandemic, including that (i) liquor cannot be delivered by drive-thru, (ii) mixed drinks cannot be provided (liquor must be delivered in a sealed, commercial container as supplied by the liquor supplier or agency), and (iii) for draught beer, the cap design for the container must demonstrate the container has not been opened during transportation. We fully comply with the applicable rules and regulations relating to the delivery of alcoholic beverages in Alberta.

British Columbia

The British Columbia (BC) Government, through its Liquor Control and Licensing Branch, via a series of policy directives (including Policy Direction No. 19 – 03), which govern the delivery of liquor, either by retail stores or by manufactures, both by traditional brick and mortar store locations and from retail customers online, allow for delivery of liquor to customers. Following the COVID-19 pandemic, the BC Government has also deemed certain liquor-related businesses in BC to be “essential services”, thus allowing them to remain open. In particular, as to liquor deliveries, food primary and liquor primary licensees are allowed to sell and deliver packaged liquor for off-site consumption to patrons with the purchase of a meal. The following related policies also apply to, among others, (i) restaurants are allowed to use unemployed servers to deliver liquor products, and (ii) delivery services are allowed to purchase liquor on behalf of a customer from a liquor store or from any licensee authorized to sell in unopened containers, and deliver and sell that liquor to a customer, provided the delivery does not take place between 11:30 p.m. and 7:00 a.m., and are not sold or delivered to a minor. Under directive 19-03, the licensee (liquor business) is accountable for any contravention that takes place while liquor is delivered from their store. We fully comply with the applicable rules and regulations relating to the delivery of alcoholic beverages in BC.

C. Organizational structure

We are not part of a group and we currently do not own nor control any subsidiary.

D. Property, plant and equipment

We lease a 721 square foot premise at 190 Alexander Street, Suite 305, Vancouver, BC V6A 2S5 as our headquarters.  The current lease expired at end of January 2021 and we are in a month to month agreement. We had also previously leased an 800 square foot premise at 9 Avenue Southeast, Suite 534, Calgary, AB T2G 0S1, expired at the end of December 2020 which we did not renew. With respect to our vehicles fleet, as of the date of this annual report, we lease 21 vehicles that we use to complete most of our deliveries. The Company has also recently purchased some vehicles to help with the demand.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with Item 18. “Financial Statements” included below. Operating results are not necessarily indicative of results that may occur in future periods. This discussion and analysis contains forward- looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in the forward-looking statements as a result of many factors including, but not limited to, those set forth under “Forward-Looking Statements” and “Risk Factors” in Item 3 “Key Information” included above in this annual report on Form 20-F. All forward-looking statements included in this document are based on the information available to the Company on the date of this document and the Company assumes no obligation to update any forward-looking statements contained in this annual report.

Critical accounting policies

We prepare our financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The critical accounting policies are summarized in Item 18. “Financial Statements—Note 2—Critical Accounting Policies”.

A. Operating results

The following discussion relates to our results of operations, financial condition and capital resources. You should read this discussion in conjunction with our financial statements and the notes thereto contained elsewhere in this report.

Audited Financial Years

	For the year ended December 31,
	2020	2019	2018
	C$	C$	C$
Revenue	6,317,329	4,782,865	3,369,630

Total revenue and other income	6,317,329	4,790,627	3,375,520

Year 2020 compared to year 2019

Revenue
Our revenue increased from C$4,782,865 in 2019, to C$6,317,329 in 2020, primarily due to an increase in deliveries with Amazon as well as the addition of new customer agreements.

Cost of Revenue
Our cost of revenue increased from C$4,336,556 in 2019 to C$5,947,895 in 2020. This was due to an increase in staff and acquisition/leasing of additional fleet vehicles for more Amazon routes as well as higher vehicle fuel costs.

Personnel costs increased from C$3,352,985 in 2019 to C$4,983,299 in 2020. This was due to an increase in staff for Amazon routes as well as expansion into new areas.

Vehicle fuel costs decreased from C$422,726 in 2019 to C$396,343 in 2020. This was due to decreased fuel cost for vehicles.

Amortization expense increased from C$349,668 in 2019, to C$388,859 in 2020 due to the Company entering into lease agreements to increase the delivery fleet to meet the delivery demand for Amazon.

Gross Profit
Gross profit as a percentage of revenue decreased from C$446,309 (9.3%) in 2019 to C$369,434 (5.8%) in 2020. This was due to an increase in staffing costs for an increase in Amazon routes.

Expenses
Marketing and promotion decreased from C$1,586,284 in 2019, to C$29,146 in 2020, due to decreased promotional activities in 2020.

Management and director fees increased from C$190,800 in 2019, to C$305,158 in 2020, due to increased fees to officers of the Company in 2020.

Share-based compensation decreased from C$776,962 in 2019, to C$473,103 in 2020, due to fewer stock options being granted.

Consulting fees decreased from C$860,248 in 2019, to C$656,405 in 2020, due to fewer consultants to the business.

Foreign exchange costs improved from a loss of C$12,243 in 2019, to a gain of C$61,236 in 2020, due to decrease in the exchange rate of the U.S. dollar against the Canadian dollar.

Interest expense increased from C$29,958 in 2019, to C$323,931 in 2020, due to an increase in interest due to the convertible note issuances throughout the year.

Professional fees increased from C$124,550 in 2019, to C$655,378 in 2020, due to increase in accounting and legal fees as a result of more services required by the Company due to an increase in the business activity, financing transactions and expansion onto United States markets and exchanges.

Regulatory and filing fees increased from C$48,924 in 2019, to C$78,945 in 2020, due to an increase in charges associated with the issuance of shares.

Travel and accommodation expenses decreased from C$62,459 in 2019, to C$31,692 in 2020, due to a significant decrease in travel as a result of COVID-19.

Salaries increased from C$358,074 in 2019, to C$533,193 in 2020, primarily related to expansion into additional cities.

Office and miscellaneous expenses increased from C$994,124 in 2019, to C$1,155,805 in 2020, due to increased company activity and expansion into additional cities.

In 2019 the Company recorded a loss on debt settlement of C$857 compared to a C$191,773 loss on debt settlement in 2020.

In 2019 the Company did not record a derivative liability compared to a C$866,238 derivative liability in 2020 due to the convertible note issuances throughout the year.

Net loss
The Company had a net loss of C$4,610,512 in 2019 compared to C$4,874,082 in 2020, primarily due to the factors described below, including numerous one-time expenses.

The Company had its largest gross revenue quarter since inception with over $2.3M in the fourth quarter of 2020 (compared to Q4 2019 of $1.9M).  Consulting fees in the fourth quarter of 2020 decreased to $210,033 (compared to Q4 2019 of $292,450) as the Company reduced the number of external consultants to conserve cash.  Administrative, office and miscellaneous expenses decreased in the fourth quarter 2020 to $213,536 (from 2019 Q4 of $262,927) due to cost saving measures undertaken by management to streamline the business.  During the three-months ended December 31, 2020 the Company had an operating profit of $74,939 after factoring in non-recurring professional fees related to the Company’s SEC listing, compared to an operating loss of $651,640 during the three months ended December 31, 2019.

It is important to note, however, that in FY 2020, approximately $2.3M of primarily non-cash expenses, including amortization, share issuances (including those related to debt settlements), derivative liabilities and approximately $500K in non-recurring (in some cases cash) expenses related to the Company’s primary exchange listing in the United States on the OTCQB, our becoming a United States SEC compliant filer under the Exchange Act of 1934, as amended, the establishment of a $5M equity line of credit facility and the preparation and filing of a Registration Statement on Form F-1 in connection therewith, debt facility financings and the termination and costs (cash and stock) related to numerous previously existing contractual arrangements.

We believe these undertakings have better positioned the Company for lower operating expenses moving forward (as demonstrated, in part, by our cash operating performance in the final three months of 2020), and which provide the Company with significant additional capital to better position the Company moving forward in terms of both cashflow, and for possible acquisitions, mergers, securitization of our own warehousing facility and/or other strategic transactions as they may arise, and which the Company may actively seek.

Year 2019 compared to year 2018

Revenue

Our revenue increased from C$3,369,630 in 2018, to C$4,782,865 in 2019, primarily due to an increase in deliveries with Amazon.

Cost of Revenue

Our cost of revenue increased from C$2,883,176 in 2018 to C$4,336,556 in 2019. This was due to an increase in staff for more Amazon routes as well as higher fuel costs for vehicles.

Personnel costs increased from C$2,187,768 in 2018 to C$3,352,985 in 2019. This was due to an increase in staff for Amazon routes.

Fuel costs increased from C$350,357 in 2018 to C$422,726 in 2019. This was due to increased fuel costs for vehicles due to more Amazon routes.

Amortization expense increased from C$315,581 in 2018, to C$349,668 in 2019 due to the Company entering into lease agreements to increase the delivery fleet to meet the delivery demand for Amazon.

Gross Profit

Gross profit as a percentage of revenue decreased from C$486,454 (14.4%) in 2018 to C$446,309 (9.3%) in 2019. This was due to an increase in staffing costs for an increase in Amazon routes.

Expenses

Marketing and promotion increased from C$470,394 in 2018, to C$1,586,284 in 2019, due to increased promotional activities in 2019 as the Company expanded into new markets.

Management and director fees increased from C$108,000 in 2018, to C$190,800 in 2019, due to increased fees to officers of the Company in 2019.

Share-based compensation decreased from C$1,548,784 in 2018, to C$776,962 in 2019, due to fewer stock options being granted.

Consulting fees increased from C$815,060 in 2018, to C$860,248 in 2019, due to additional billing from insiders and outside consultants as a result of more time required to expand business.

Foreign exchange costs increased from C$1,029 in 2018, to C$12,243 in 2019, due to increase in the U.S. dollar against the Canadian dollar.

Interest expense decreased from C$49,669 in 2018, to C$29,958 in 2019, due to an interest reduction as a result of lease adjustment resulting from the application of IFRS 16.

Professional fees increased from C$119,713 in 2018, to C$124,550 in 2019, due to increase in accounting and legal fees as a result of more services required by the Company due to an increase in the business activity.

Regulatory and filing fees increased from C$27,654 in 2018, to C$48,924 in 2019, due to an increase in charges associated with the issuance of shares.

Travel and accommodation expenses decreased from C$97,328 in 2018, to C$62,459 in 2019, due to a significant decrease in travel as a result of COVID-19.

Salaries increased from no salaries in 2018, to C$358,074 in 2019, related to expansion into Alberta, Saskatoon and Toronto.

Office and miscellaneous expenses increased from C$551,213 in 2018, to C$994,124 in 2019, due to increased company activity and expansion into Alberta province, Saskatoon and Toronto.

In 2018 the Company recorded an impairment of marketable securities of C$300,000 compared to none in 2019.

Net loss

The Company had a net loss of C$4,610,512 in 2019 compared to C$3,664,376 in 2018, primarily due to an increase in marketing and promotional expenses as a result of increased promotional activities.

Liquidity and capital resources

Since our inception, our operations have, in significant measure, been financed through the issuance of equity securities. Additional funding has come through convertible debt issuances . We believe that our current working capital (together with access to our available equity line of credit) is sufficient for our present business requirements; however, if we undertake a significant expansion, acquisition or joint venture in Canada, the United States or elsewhere, we will likely need to raise additional capital through one or more sources to fund such transaction(s). While we generate cash flow, it is currently not sufficient to maintain operations. As a result, we believe we will need to raise additional capital, and also have the ability to draw upon the equity line of credit with Tangiers Global, LLC under the terms of the Investment Agreement we entered with them, for our aforementioned expansion plans through the end of 2021.  Such financings may come in the form of equity, debt or through a combination of debt and/or equity financing structures.

We have incurred significant losses since our inception. We incurred losses of C$4,874,082, C$4,610,512 and C$3,664,376 in 2020, 2019 and 2018, respectively. As at December 31, 2020, the Company had a working capital deficit of C$2,379,864 compared to net working capital of C$229,552 as at December 31, 2019.

The Company manages its capital. In doing so, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development of a social collaborative charting, news and communication platform for traders. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes to the Company’s approach to capital management during the year ended December 31, 2020.

Equity issues

For more information, see Item 10A “Share Capital”.

Convertible notes

On April 14, 2020 the Company executed a non-brokered private placement pursuant in which it issued an unsecured convertible note to Tangiers Global, LLC (“Tangiers”) with a face value of US$367,500 (the April 2020 Note). Under the terms of the Note, US$250,000 was advanced to the Company on closing, and a second tranche of US$100,000 was funded to us in May 2020.  In connection with this convertible note, the Company issued 300,000 unregistered common shares to Tangiers as investment incentive shares.. The “Maturity Date” of this note, as amended, was 6 months from the funding of any tranche. The April 2020 Note carried a one-time guaranteed interest rate of 10% on the principal sum of each funded tranche. The principal amount was convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.06 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.06 per share or (b) 65% of the lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE.  The April 2020 Note has been fully converted and is retired from the books of the Company, and any reserve shares applicable to it have been placed back into treasury.

On June 29, 2020 the Company executed a non-brokered private placement pursuant in which it issued an unsecured convertible single tranche note to Tangiers with a face value of US$210,000 (the “June Note”). Under the terms of the June Note, US$200,000 was advanced to the Company at closing, and the Company issued 300,000 unregistered common shares to Tangiers as investment incentive shares. The June Note carried a one-time guaranteed interest rate of 5% on the principal sum, and, as amended, had a maturity date of six months from the effective date of the transaction (or February 14, 2021). The principal sum was convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.08 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder had the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.08 per share or (b) 75% of the average of the two lowest volume weighted average price of the Company’s common shares during the 15 consecutive trading prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE.  The June Note has been fully converted and is retired from the books of the Company, and any reserve shares applicable to it have been placed back into treasury.

On September 29, 2020, the Company executed a non-brokered private placement pursuant to which it issued an unsecured convertible three tranche note to Tangiers with a face value of US$525,000 (the “September Note”). Under the terms of the September Note, US$150,000 was advanced to the Company at closing, and the Company issued 150,000 unregistered common shares to Tangiers as investment incentive shares. On October 15, an additional US$75,000 was funded by Tangiers to the Company, and the Company issued 75,000 unregistered common shares to Tangiers as investment incentive shares. On December 15, an additional US$100,000 was funded by Tangiers to the Company, and the Company issued 100,000 unregistered common shares to Tangiers as investment incentive shares. On January 12, 2021, an additional US$175,000 was funded by Tangiers to the Company, and the Company issued 175,000 unregistered common shares to Tangiers as investment incentive shares.  The September Note carries a one-time guaranteed interest rate of 5% on the principal sum of the funded tranches, and has a maturity date of six months from the effective date of the initial tranche of (or March 29, 2021), and six months from the funding date of each subsequent tranche. The principal amount shall be convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.06 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.06 per share or (b) 75% of the average of the two lowest volume weighted average price of the Company’s common shares during the 15 consecutive trading days prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE. A portion of the September Note has been converted and carries a remaining principal balance of approximately US$288,500 as of the date of this annual report.

See also Subsequent Events in Note 14 for a description of the March 2021 convertible note financing, consummated on March 12, 2021.

Cash flows

Audited Financial Years

The following table set forth the sources and uses of cash for the past three years:

(in C$)	2020	2019	2018
Net cash used in operating activities	(927,129)	(2,690,049)	(1,098,318)
Net cash from/(used in) investing activities	(112,034)	68,374	(404,125)
Net cash from/(used in) financing activities	999,238	837,282	3,527,542

Comparison of cash flows for the Year ended December 31, 2020, with the Year ended December 31, 2019

Operating activities.
Net cash flow in operating activities decreased from a negative C$2,690,049 in 2019 to a negative C$927,129 in 2020, primarily as a result of a decrease in marketing and promotion expenses as well as an decrease in shares issued in lieu of consulting fees.

Investing activities.
Net cash flow in investing activities changed from a positive C$68,374 in 2019 to a negative C$112,034 in 2020, primarily as a result of the purchase of fleet vehicles for company expansion.

Financing activities.
Net cash flow in financing activities increased from C$837,282 in 2019 to C$999,238 in 2020, primarily as a result of the issuance of convertible notes in 2020.

Comparison of cash flows for the Year ended December 31, 2019, with the Year ended December 31, 2018

Operating activities.

Net cash flow in operating activities increased from a negative C$1,098,318 in 2018 to a negative C$2,690,049 in 2019, primarily as a result of an increase in marketing and promotion expenses as well as an increase in shares issued in lieu of consulting fees.

Investing activities.

Net cash flow in investing activities increased from a negative C$404,125 in 2018 to a positive C$68,374 in 2019, primarily as a result of the repayment of approximately the entire outstanding balance under a loan agreement that we had entered into with a company related to one of our directors.

Financing activities.

Net cash flow in financing activities decreased from C$3,527,542 in 2018 to C$837,282 in 2019, primarily as a result of a decrease in the amounts received from the conversion of warrants and a decrease in the amounts of proceeds received from private placements of our equity securities.

C. Research and development

The Company had been focusing on the development of back-end tooling, operational tooling, and sales tooling.  However, with the shift in Company strategy from a B2C to a B2B focus, we determined to end the back end tooling development in the fourth quarter of 2020, and instead in-licensed a technology platform for last-mile delivery and cross docking going forward.

D. Trend Information

On January 30, 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, leading to an economic downturn.  Despite the rollout of vaccines and therapeutics in late 2020 and into 2021, the COVID-19 pandemic could continue to have a negative impact on the stock market, including trading prices of the Company’s shares and its ability to raise new capital.

The Company has been focused on increasing its sales and operations with Amazon, but as disclosed elsewhere, we have also been focused on customer diversification, expansion into profitable industries and exploring options related to continue our expansion and growth geographically and operationally. Our CEO has been focusing on small and medium enterprise clients, and in mid-2020 enhanced our B2B business focus to further expand and diversify our customer base and revenue streams going forward, including by engaging with meal kit, health, grocery and pharmacy companies, which are also less seasonal.

Overall company costs have been stable. Increases in fuel prices will have a negative impact on our gross margins. In 2020, we began implementing initiatives to right-size the business by focusing on becoming more cost-efficient, and believe we have achieved that objective based on our current position at this time. This does not preclude the possibility that we may need to expand staff or management if and as needs arise from expansion or other changes in our business, or in other ways as the broader market may require going forward.

E. Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

As of December 31, 2020, our contractual obligations were as set forth below:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Debt obligations	766,070	766,070	—	—	—
Lease obligations	212,903	92,736	94,727	25,440	—
Total	978,973	858,806	94,727	25,440	—

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The names and details of the Company’s Directors and senior management at the date of this report are as follows:

Rich Wheeless	Chief Executive Officer, Chief Financial Officer, Director

Brian Storseth	Director, Chairman of the Board of Directors

Robert Faissal	Director

Alex Nuttall	Director

Rich Wheeless. Mr. Wheeless has been our Chief Financial Officer since March 2020 and our Chief Executive Officer since April 2020. He has been an active investor, adviser and/or board member for numerous privately held companies. Most recently, he was the CFO of the publicly traded company, Taal Distributed Information Technologies Inc. (OTCQX: TAALF). Prior to that, he was the Chief Financial Officer for the security software company Rivetz Inc. Previous to that, he was the CFO of LaunchKey Inc. and Pilus Energy, respectively, which were both acquired by publicly traded companies. Mr. Wheeless has over 15 years of financial leadership and corporate management experience working across various industry sectors, and in both public and private enterprise.

Mr. Wheeless has also held managerial posts at Johnson and Johnson, as well as Cardinal Health. He originally started his career in the private equity division at Citigroup.

Mr. Wheeless holds a Master of Business Administration with honors from Otterbein University and a Bachelor of Science in Finance from Miami University.

Brian Storseth. Mr. Storseth has been a Member of Parliament for Westlock-St. Paul from 2006 to 2015. Mr. Storseth is currently the Chairman of the Board of Directors of Reliq Health Technologies, and the Managing Partner of the Maverick Capital Fund. Mr. Storseth studied political science at the University of Alberta while simultaneously working in the Office of the Speaker of the Legislative Assembly of Alberta.

Robert Faissal. Mr. Faissal is the Managing Partner of Lebita Consulting Services Ltd, a Toronto based business development and investment group with emphasis on commercial relationships in North America, the Middle East and Africa. Lebita Consulting focuses on finance, healthcare, real estate and environmental projects. Mr. Faissal was the Managing Partner of Richmond Development, an Abu Dhabi based multi-disciplinary global investment group. From 1997 until 2000, Mr. Faissal served as the Managing Director/Middle East & Africa for the Philadelphia based Wharton Econometrics Forecasting Associates (WEFA Group) advising various governments and private sector clients on economics, financial and investment matters in the Middle East and Africa. Mr. Faissal serves on the Advisory Board of Dario Health (a NASDAQ company), Vice Chairman of Frankfurt based Pearl Gold and a Director & CFO at Cherry Street Capital (TSXV: CHSC.P). Mr. Faissal holds a Master of Arts degree in Economics & International Finance from McMaster University in Canada and an undergraduate Honors Degree in Economics from the University of Western Ontario.

Alex Nuttall. Mr. Nuttall has been a Member of Parliament for Barrie- Springwater-Oro-Medonte from October 2015. Subsequently, Mr. Nuttall has been the Official Opposition Shadow Minister for Youth, Sports and Persons with Disabilities from August 30, 2017, and the Shadow Minister for Internal Trade from January 2019 to March 2019.

Before entering politics, Mr. Nuttall spent eight years in the financial services industry which included working for two of Canada’s top five banks, with experience financing mid-tier hotels.

B. Compensation

The Company has adopted an incentive stock option plan, which enables the Board of Directors of the Company from time to time, at its discretion, and in accordance with the CSE requirements to, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares. Each stock option permits the holder to purchase one share at the stated exercise price. The options vest at the discretion of the Board of Directors.

Consulting Agreement with Rich Wheeless

On March 27, 2020, Rich Wheeless, entered into a consulting agreement (the “Consulting Agreement”) with the Company and was appointed Chief Financial Officer, with retroactive effectiveness as of March 1, 2020. On April 6, 2020, Rich Wheeless was appointed Chief Executive Officer.

Under the terms of the Consulting Agreement, effective for a period of 36 months, Rich Wheeless will perform the role and duties required by his position within the Company. Regarding the compensation package, Rich Wheeless will be paid in cash (i) US$6,000 per month through December 31, 2020; (ii) US$10,000 per month from January 1, 2021, to December 31, 2021, increased to US$12,000 per month if the annual gross revenues of the Company reach the target for that year; (iii) US12,000 per month January 1, 2022, to December 31, 2022, increased to US$15,000 if the annual gross revenues of the Company reach the target for that year; and (iv) US$15,000 per month from January 1, 2023, to March 1, 2023, increased to US$17,000, if the annual gross revenues of the Company reach the target for that year. Cash bonuses will be payable each year, contingent on the satisfaction of revenue milestone requirements.  At the beginning of 2021 the monthly consulting fee for the year was increased and Rich Wheeless will be paid in cash US$16,666.67 per month through December 31, 2021.

In addition, Rich Wheeless was granted 2,000,000 unvested restricted common shares on March 27, 2020. On May 15, 2020, 1,000,000 common shares vested. On July 15, 2020, 500,000 common shares vested. The remaining 500,000 restricted common shares vested on October 15, 2020.

The Company’s board  may terminate this Consulting Agreement without cause at any time upon providing the CEO thirty days’ notice, or payment in lieu of such notice. Our CEO may terminate this Consulting Agreement at any time upon giving forty-five days’ notice in writing to the Company.

Options

On May 6, 2020 the Company granted an aggregate of 2,875,000 stock options to directors and officers of the Company. The May 2020 options have an exercise price of $0.09 per option and expire on May 6, 2025. On November 12, 2020 the Company granted an aggregate of 2,100,000 stock options to directors and officers of the Company.  The November 2020 options have an exercise price of $0.075 per option and expire on November 12, 2025.  Each option, if exercised, is convertible to one common share upon exercise. For more information see Section 6E “Share Ownership”.

C. Board Practices

The role of the Board is as follows:

•
representing and serving the interests of shareholders by overseeing and appraising the strategies, policies and performance of the Company. This includes overviewing the financial and human resources the Company has in place to meet its objectives and the review of management performance;

•
protecting and optimizing company performance and building sustainable value for shareholders in accordance with any duties and obligations imposed on the Board by law and the Company’s Articles and within a framework of prudent and effective controls that enable risk to be assessed and managed;

•
responsible for the overall corporate governance of the Company and its subsidiaries, including monitoring the strategic direction of the Company and those entities, formulating goals for management and monitoring the achievement of those goals;

•	setting, reviewing and ensuring compliance with the Company’s values (including the establishment and observance of high ethical standards); and

•	ensuring shareholders are kept informed of the Company’s performance and major developments affecting its state of affairs.

Responsibilities/functions of the Board include:

•	selecting, appointing and evaluating from time to time the performance of, determining the remuneration of, and planning for the successor of, the CEO;

•	reviewing procedures in place for appointment of senior management and monitoring of its performance, and for succession planning;

•	overseeing the Company, including its control and accountability systems;

•	input into and final approval of management development of corporate strategy, including setting performance objectives and approving operating budgets;

•
reviewing and guiding systems of risk management and internal control and ethical and legal compliance. This includes reviewing procedures in place to identify the main risks associated with the Company’s businesses and the implementation of appropriate systems to manage these risks;

•	overseeing and monitoring compliance with the corporate governance policies;

•	monitoring corporate performance and implementation of strategy and policy;

•	approving major capital expenditure, acquisitions and divestitures, and monitoring capital management;

•	monitoring and reviewing management processes in place aimed at ensuring the integrity of financial and other reporting;

•	monitoring and reviewing policies and processes in place relating to occupational health and safety, compliance with laws, and the maintenance of high ethical standards; and

•	performing such other functions as are prescribed by law or are assigned to the Board.

In carrying out its responsibilities and functions, the Board may delegate any of its powers to a Board committee, a director, employee or other person subject to ultimate responsibility of the directors.

Matters which are specifically reserved for the Board or its committees include the following:

•	appointment of a Chair;

•	appointment and removal of the CEO;

•	appointment of directors to fill a vacancy or as additional directors;

•	establishment of Board committees, their membership and delegated authorities;

•	approval of dividends;

•	development and review of corporate governance principles and policies;

•	approval of major capital expenditure, acquisitions and divestitures in excess of authority levels delegated to management;

•	calling of meetings of shareholders; and

•	any other specific matters nominated by the Board from time to time.

Structure of the Board

The Company’s Articles govern the regulation of meetings and proceedings of the Board. The Board determines its size and composition, subject to the terms of the Articles.

The appointment and expiration dates of each director in office at the date of this report is as follows:

Name	Position	Year First Appointed	Current term expires
Alex Nuttall	Director	2019	2021
Robert Faissal	Director	2019	2021
Brian Storseth	Board Chairman	2019	2021
Rich Wheeless	CEO, CFO, Director	2020	2021

Further details on each director can be found in “Names, titles, experience and expertise” above.
Term of Directors

At every annual general meeting all directors cease to hold office immediately before the election or appointment of new directors, but are eligible for re-election or re-appointment. The current members of our board of directors were elected (other than Rich Wheeless) at the annual general shareholder meeting held on October 15, 2019, and will hold their director position until the earlier of the next annual general shareholder meeting or appointment of new directors. Rich Wheeless was appointed to the board of directors concurrently with his appointment as an executive officer of the Company on March 20, 2020, and will hold such board position until the earlier of the next annual general shareholder meeting or the appointment of a new director for his board seat.

Board of Directors

The Board of the Company is elected by and accountable to shareholders. The Board monitors and directs the business and is responsible for the corporate governance of the Company. As at December 31, 2020, the Board comprised of four directors, three of whom were non-executive directors.

D. Employees

As of the end of each of the last three years, the Company employed the following number of people - FTEs:

	2020	2019	2018
Category of Activity
Research and Development	1	1	1
Finance and Administration	10	10	10
Couriers	105	92	70
Total	116	103	81

	2019	2018	2017
Geographic Location
Canada	116	103	81
Total	116	103	81

E. Share Ownership

Directors’ interests in the shares of the Company as of December 31, 2020:

Share ownership

The number of common shares in the Company held as of December 31, 2020, by each Director, including their personally related parties, is set out below:

	Number	Percentage
Common shares
Rich Wheeless	2,000,000	1.94%
Brian Storseth	1,200,000	1.17%
Robert Faissal	—	—
Alex Nuttall	—	—
Total	3,200,000	3.11%

Rich Wheeless was granted 2,000,000 restricted common shares on March 27, 2020. On May 15, 2020, 1,000,000 common shares vested. On July 15, 2020, 500,000 common shares vested. The remaining 500,000 restricted common shares vested on October 15, 2020.

On June 9, 2020, the Company agreed to issue 1,200,000 common shares to 1824400 Alberta Limited, a private company controlled by Brian Storseth, our Chairman of the Board of Directors, to settle all the amounts due under the Business Advisor Service Agreement which had been entered into on June 20, 2019. See Section 7B “Related party transaction” for more information.

Options

On May 6, 2020 the Company granted an aggregate of 2,875,000 stock options to directors and officers of the Company. The options have an exercise price of C$0.09 per option and expire on May 6, 2025. Each option is convertible to one common share upon exercise.

On November 12, 2020 the Company granted an aggregate of 2,100,000 stock options to directors and officers of the Company.  The options have an exercise price of $0.075 per option and expire on November 12, 2025.  Each option is convertible to one common share upon exercise.

	No of options	Grant date	Expiry date	Exercise price
Rich Wheeless	1,000,000	May 6, 2020	May 6, 2025	$0.09
Brian Storseth	500,000	May 6, 2020	May 6, 2025	$0.09
Robert Faissal	400,000	May 6, 2020	May 6, 2025	$0.09
Alex Nuttall	300,000	May 6, 2020	May 6, 2025	$0.09

	No of options	Grant date	Expiry date	Exercise price
Rich Wheeless	1,000,000	November 12, 2020	November 12, 2025	$0.075
Brian Storseth	500,000	November 12, 2020	November 12, 2025	$0.075
Robert Faissal	300,000	November 12, 2020	November 12, 2025	$0.075
Alex Nuttall	300,000	November 12, 2020	November 12, 2025	$0.075
Item 7.	Major Shareholders and Related Party Transactions

A. Major shareholders

As of December 31, 2020, no shareholder of ParcelPal owns at least 5% of our voting securities.

B. Related party transactions

On June 20, 2019, we entered into a Business Advisor Service Agreement with 1824400 Alberta Limited, a private company controlled by Brian Storseth, our Chairman of the Board of Directors, to provide business advisory services with respect to the expansion of our business activities. On June 5, 2020, the parties mutually agreed to terminate the Business Advisor Service Agreement. The Company has agreed to issue 1,200,000 common shares to 1824400 Alberta Limited to settle all the amounts due under such agreement. This contract was terminated on June 5, 2020, and the shares were issued in full at C$0.15 per share. Under the terms of the Business Advisor Service Agreement, 1824400 Alberta Limited had agreed to provide consulting services to the Company, in particular regarding the expansion of the Company’s operations in Canada, introducing the Company to potential business partners, and assisting the Company in business negotiations.

On October 31, 2018, the Company entered into an unsecured 8% annualized loan agreement (the “October 2018 Loan”), whereby the Company advanced C$250,000 to the borrower. We believe our former CEO held a minority interest in the borrower at the time of the loan. During the year ended December 31, 2018, the Company received the principal balance in full, and C$3,342 of accrued interest related to this loan was impaired.

On July 29, 2018, the Company entered into a 10% annualized unsecured loan agreement (the “July 2018 Loan”) with a third-party vendor, whereby the Company advanced C$60,000 to the vendor. We believe our former CEO owned a small minority interest in the vendor at the time of the loan. On March 20, 2019, the Company advanced an additional C$21,000 to this same vendor. During the year ended December 31, 2019, C$89,374 of the loan was repaid (with interest), and as at September 30, 2020, C$5,266 of accrued interest remains outstanding, which we are working to collect.

The July 2018 Loan and the October 2018 Loan were made to the respective borrowers at a time when the Company was exploring the possibility of entering in the cannabis industry in Canada. The Company had ultimately determined not to enter in the cannabis space, and has no relationship to these borrowers, other than the remaining accrued interests under the July 2018 Loan. Our former CEO is no longer with the Company, so there remains no related party relationship since his departure from the Company in April 2020.

C. Interests of Experts and Counsel

Not applicable
Item 8.	Financial Information

A. Statements and Other Financial Information

Financial statements are included in Item 18. “Financial Statements” commencing on page F-1.

Legal proceedings

No current legal or arbitration proceeding that can have significant impact on our financial position or profitability is pending or is reasonably expected to be pending.

Dividends

There were no dividends paid, recommended, or declared during years 2020, 2019 or 2018.

B. Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.
Item 9.	The Offer and Listing

A. Offer and listing details

On April 15, 2013, we listed our common shares on the Canadian Securities Exchange (“CSE”) with the trading symbol “PKG”. On December 5, 2016, we listed our common shares on the Frankfurt Stock Exchange (“FSE”) with the trading symbol “PT0”. On January 4, 2017, we opened a secondary market quotation of our common shares on the OTC Venture Marketplace with the trading symbol “PTNYF”, but which we up-listed for primary trading capability to the OTCQB on October 6, 2020.

B. Plan of Distribution

Not applicable

C. Markets

Our common shares are listed on the Canadian Securities Exchange (“CSE”) with the trading symbol “PKG”, on the Frankfurt Stock Exchange (“FSE”) with the trading symbol “PT0”, and on the OTCQB market with the trading symbol “PTNYF”
.
D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the issue

Not applicable
Item 10.	Additional Information

A. Share Capital

As of December 31, 2020, we had 102,953,973 common shares issued and outstanding.
During the year ended December 31, 2020:
a)	On December 23, 2020, the Company issued 1,846,564 common shares to settle $110,794 USD of convertible debt.
b)	On December 21, 2020 the Company issued 100,000 common shares as consideration for a convertible note issued by the Company.
c)	On December 17, 2020, the Company issued 1,666,667 common shares to settle $100,000 USD of convertible debt.
d)	On December 14, 2020, the Company issued 833,333 common shares to settle $50,000 USD of convertible debt.
e)	On November 12, 2020 the Company granted 1,000,000 options to consultants of the Company. The options have an exercise price of $0.09 per option and expire within 5 years from the grant date.
f)
On November 12, 2020 the Company granted 2,100,000 options to directors and officers and consultants of the Company.  The options have an exercise price of $0.075 and expire within 5 years from the grant date.

g)	On November 6, 2020, the Company issued 262,500 common shares in lieu of cash consulting fees.
h)	On October 16, 2020, the Company issued 75,000 common shares pursuant to the issuances of an additional convertible note.
i)	On September 29, 2020, the Company issued 150,000 common shares pursuant to the issuance of an additional convertible note.
j)	On September 15, 2020, the Company issued 500,000 common for management fees.
k)	On August 27, 2020, the Company issued 583,333 common shares to settle $35,000 USD of convertible debt.
l)	On July 22, 2020, the Company granted 500,000 options to consultants of the Company. The options have an exercise price of C$0.09 per option and expire within 5 years from the grant date.

m)	On July 15, 2020, the Company issued 500,000 common shares for management fees.
n)	On July 3, 2020, the Company issued 1,000,000 common shares for management fees.
o)	On June 30, 2020, the Company issued 300,000 shares in relation to the non-brokered private placement dated June 29, 2020.
p)	On June 24, 2020, the Company issued 600,000 shares to settle a contract with a consultant.
q)	On June 11, 2020, the Company issued 1,200,000 shares to 1824400 Alberta Limited to settle all amounts under the Business Advisor Service Agreement.
r)	On June 9, 2020, the Company issued 270,000 shares to a consultant to settle C$27,000 of debt.
s)	On May 29, 2020 the Company issued 600,000 shares in relation to the non-brokered private placement dated April 14, 2020.
t)	On May 6, 2020, the Company granted 2,875,000 stock options to directors, officers and consultants of the Company. The options have an exercise price of C$0.09 per option and expire on May 6, 2025.
u)	During the three months ended on March 31, 2020, the Company received C$58,650 of subscription receivable.
v)	On March 23, 2020, the Company issued 205,556 common shares in lieu of fees to a consultant of the Company. The shares were fair valued at C$18,500.
wj)	On February 21, 2020, 1,000,000 stock options were exercised for proceeds of C$90,000, which were recorded as subscriptions received in advance at December 31, 2019.
x)	On February 11, 2020, the Company issued 416,667 commons shares to settle debt of C$50,000.
y)	On January 30, 2020, the Company granted 250,000 to an employee of the Company, the options have an exercise price of C$0.14 and expire on January 30, 2023. The options vest on January 30, 2021.
z)	On January 14, 2020, the Company issued 600,000 common shares in lieu of fees for consulting services. The shares were fair valued at C$72,000.
aa)	On January 9, 2020, the Company granted 362,222 stock options to a consultant of the Company. The options have an exercise price of C$0.14 and expire on January 9, 2021.

During the year ended December 31, 2019:

a)
On November 22, 2019, the Company closed a non-brokered private placement financing consisting of 4,071,353 units at a price of C$0.085 per unit for gross proceeds of C$346,065, which were received during the year ended December 31, 2019. Each unit consists of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company exercisable at a price of C$0.15 per share for a period of 24 months from the date of issuance. The Company incurred cash share issuance costs of C$20,442 and issued 48,800 finders’ warrants exercisable at a price of C$0.15 per share for a period of 24 months from the date of grant. The fair value of the finders warrants were fair valued at C$2,034 using the Black Scholes option pricing model.

b)	On September 10, 2019 the Company issued 280,000 common shares at a fair value equivalent to C$37,800 in lieu of fees.
c)	On September 10, 2019 the Company issued 293,020 common shares to settle debt of C$63,000.
d)	On July 30, 2019 the Company issued 500,000 common shares at a fair value equivalent to C$115,000 in lieu of directors’ fees.
e)
On April 8, 2019, the Company issued 171,427 common shares to its officers, directors and consultants to settle corporate indebtedness of C$60,000. The shares fair value was C$60,857, and a loss on debt settlement of C$857 was recorded.

f)	On March 22, 2019, the Company issued 210,000 common shares at a fair value equivalent to C$79,800 in lieu of directors fees.
g)	On January 31, 2019, the Company issued 150,000 common shares to settle debt of C$45,000.
h)	During the year ended December 31, 2019, the Company received C$194,737 of subscriptions receivable in exchange for shares.
i)	During the year ended December 31, 2019, the Company issued 1,275,000 common shares pursuant to exercise of stock options for proceeds of C$256,249.
j)	During the year ended December 31, 2019, the Company issued 2,958,600 common shares pursuant to exercise of warrants for proceeds of C$339,870.
k)	During the year ended December 31, 2019, the Company issued 600,000 common shares at a fair value equivalent to C$132,000 in lieu of directors’ fees.

During the year ended December 31, 2018:

a)	On November 13, 2018, the Company issued 600,000 common shares in lieu of consulting fees, the shares were fair valued at C$180,000.
b)
On October 25, 2018, the Company issued 114,703 common shares valued at C$34,984, to its officers, directors and a consultant to settle corporate indebtedness of C$39,000 resulting in a gain on debt settlement of C$4,016.

c)
On October 17, 2018, the Company completed a non-brokered private placement issuing 2,847,727 units at C$0.35 for gross proceeds of C$996,704, of which C$211,390 has been accounted for as subscription receivable. Each unit consists of one common share and one-half share purchase warrant with each full warrant being exercisable by the holder at C$0.50 per warrant for common shares of the Company for a period of 24 months from date of issuance. The Company incurred cash issue costs of C$86,790 and issued 48,104 finders’ warrants with an exercise price of C$0.50, expiring on October 17, 2020. The finders’ warrants were fair valued at C$10,986 using the Black Scholes option pricing model.

d)	On September 10, 2018, the Company issued 150,000 shares valued at C$46,500 to its officers, directors and a consultant to settle corporate indebtedness of C$27,500 resulting in a loss of C$19,500.
e)	On June 27, 2018, the Company issued 285,000 shares valued at C$59,850 to its officers, directors and a consultant to settle corporate indebtedness of C$57,000 resulting in a loss of C$2,850.

f)
On January 24, 2018, the Company closed a non-brokered private placement financing consisting of 12,304,924 units at a price of C$0.135 per unit for gross proceeds of C$1,661,165, of which C$10,200 was received subsequent to December 31, 2018. Each unit consists of one common share and one share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company exercisable at a price of C$0.20 per share for a period of 24 months from the date of issuance. The Company paid finders’ fees of C$125,077 and issued 760,642 finders’ warrants exercisable at a price of C$0.20 per share for a period of 24 months from the date of grant. The fair value of the finders warrants were fair valued at C$329,286 using the Black Scholes option pricing model.

g)
On January 12, 2018, the Company closed a non-brokered private placement financing consisting of 425,000 units at a price of C$0.0675 per unit for gross proceeds of C$28,688, which were received during year ended December 31, 2017. Each unit consists of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company exercisable at a price of C$0.075 per share for a period of 24 months from the date of issuance.

h)
During the year ended December 31, 2018, the Company issued 9,546,319 common shares upon exercise of warrants for proceeds of C$1,404,342, of which C$68,550 has been accounted as subscription receivable.

i)	During the year ended December 31, 2018, the Company issued 1,981,000 common shares upon exercise of options for proceeds of C$261,065, of which C$55,000 has been accounted as subscription receivable.

B. Memorandum and Articles of Association

Incorporation

The Company was incorporated in Alberta on March 10, 1997, under the name 730898 Alberta Ltd. On December 10, 1997, we changed our name to First Industrial Capital Corporation. On January 8, 2001, we changed our name to Onbus Technologies Inc. We continued to British Columbia under the Business Corporations Act (British Columbia) (the “BCBCA”) on June 22, 2006 under the name Royal Monashee Gold Corp. On November 12, 2012, we changed our name to Plus8 Global Ventures Ltd. On March 17, 2016, we changed our name to ParcelPal Technology Inc..

Objects and Purpose

The Company’s Memorandum and Articles of Incorporation (“Articles”) do not contain a description of the Company’s objects and purposes.

Directors

Management of the Company’s Business

The directors of the Company manage and supervise the management of the affairs and business of the Company and have authority to exercise all such powers of the Company as are not, by the BCBCA or by the Articles, required to be exercised by the Company’s shareholders.
Election and Qualification of Directors

Each director holds office until the Company’s next annual general meeting or until he or she is removed, dies or his office is earlier vacated in accordance with the Company’s Articles or with the provisions of the BCBCA. A director appointed or elected to fill a vacancy on the Company’s board holds office until the Company’s next annual general meeting.

Under the Company’s Articles, a director is not required to hold a share in the authorized capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director.
Remuneration of Directors

The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director’s capacity as an officer or employee of the Company.

Disclosable Interest

Our Articles do not restrict a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested (although the BCBCA generally requires a director who is materially interested in a material contract or material transaction, to disclose his or her interest to the Board, and to abstain from voting on any resolution to approve the contract or transaction, failing which the British Columbia Supreme Court may, on application of our Company or any of our shareholders, set aside the material contract or material transaction on any terms that it thinks fit, or require the director to account to the Company for any profit or gain realized on it, or both).

Borrowing Powers

The Company’s Articles provide that the Company, if authorized by its directors, may:

•	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

•
issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

•	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

•
mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Retirement

Our Articles do not set out a mandatory retirement age for our directors.

Authorized Capital

The Company’s authorized capital consists of an unlimited number of common shares without par value.

Special Rights or Restrictions Attached to Shares

The holders of common shares are entitled to receive notice of and to attend all annual and special meetings of the Company’s shareholders and to one vote in respect of each common share held at the record date for each such meeting. The board of directors are entitled, in their discretion, to declare and issue dividends to the holders of common shares, payable in cash, shares, check, assets or debentures or such other form as the board of directors may determine. The holders of common shares will participate pro rata in any distribution of the assets of the Company upon liquidation, dissolution or winding-up or other distribution of the assets of the Company. Such participation will be subject to the rights, privileges, restrictions and conditions attached to any of the Company’s securities issued and outstanding at such time ranking in priority to the common shares upon the liquidation, dissolution or winding-up of the Company. Common shares are issued only as fully paid and are non-assessable.

The Company does not currently have preferred stock authorized for issuance.

Subject to any special rights or restrictions attached to any class or series of shares, the Company may, if it is authorized to do so by the directors, purchase or otherwise acquire any of its shares.

Subject to the BCBCA, the directors may, by resolution create one or more classes or series of shares, or, if none of the shares of that particular series are issued, alter the Articles of the Company, as the case may be, to do among other things, one or more of the following:

•	determine the maximum number of shares of that class that the Company is authorized to issue;

•	determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

•	create an identifying name for the shares of that series, or alter any such identifying name; and

•	attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

The provisions in our Articles attaching to our common shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the outstanding common shares.

With the exception of special resolutions (i.e. resolutions in respect of fundamental changes to our company, including: the sale of all or substantially all of our assets, a merger or other arrangement or an alteration to our authorized capital that is not allowed by resolution of the directors) that require the approval of holders of two-thirds of the outstanding common shares entitled to vote at a meeting, either in person or by proxy, resolutions to approve matters brought before a meeting of our shareholders require approval by a simple majority of the votes cast by shareholders entitled to vote at a meeting, either in person or by proxy.

Options and Warrants

We may issue at any time options or warrants. Each option and each warrant carries the right to acquire one fully-paid non-assessable common share in our capital.

Shareholders

Location of Meetings

The Articles do not restrict the location at which meetings of shareholders may be held, but the location for the meeting must be approved by an ordinary resolution of the shareholders or approved in writing by the British Columbia Registrar of Companies before the meeting is held.

Time to Hold Meetings

The Company’s Articles and the BCBCA provide that the Company’s annual meetings of shareholders must be held at least once in each calendar year and not more than 15 months after the last annual general meeting at such time and place as the Company’s directors may determine.

Calling Meetings

The Company’s directors may, at any time, call a meeting of shareholders. Under the BCBCA, the holders of not less than five percent of the Company’s issued shares that carry the right to vote at a meeting may requisition the Company’s directors to call a meeting of shareholders for the purposes of transacting any business that may be transacted at a general meeting.

Persons Entitled to Attend Meetings

Shareholders entitled to vote at meetings are entitled to attend any meeting of shareholders. In addition, the directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those persons do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.
Participation at Meetings

Pursuant to Article 8.20, a shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; provided, however, that nothing in this section shall obligate the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting of shareholders in a manner contemplated by Article 8.20:

•	each such shareholder or proxy holder shall be deemed to be present at the meeting; and
•	the meeting shall be deemed to be held at the location specified in the notice of the meeting.

Quorum

Under the Company’s Articles, the quorum for the transaction of business at a meeting of our shareholders is one person who is a shareholder, who is present in person or represented by proxy.

C. Material contracts

Goodfood Transportation Services Agreement

On May 26, 2020, the Company entered into a Transportation Services Agreement with Goodfood. Under its terms, ParcelPal will provide same-day delivery courier services for Goodfood’s customers, in Vancouver and Calgary. In particular, ParcelPal shall provide last mile delivery services on behalf of Goodfood, within the markets and days of any week as agreed between the parties. Goodfood shall compensate ParcelPal according to fix rates based on successful deliveries. Either party shall be able to terminate this agreement without cause and at any time, upon giving written notice to the other party. In addition, Goodfood shall be able to terminate the agreement upon giving written notice to ParcelPal if ParcelPal fails to maintain agreed rates of successful deliveries.

Tangiers Notes

On April 14, 2020 the Company executed a non-brokered private placement pursuant in which it issued an unsecured convertible note to Tangiers Global, LLC (“Tangiers”) with a face value of US$367,500 (the April 2020 Note). Under the terms of the Note, US$250,000 was advanced to the Company on closing, and a second tranche of $100,000 was funded to us in May 2020.  In connection with this convertible note, the Company issued 300,000 unregistered common shares to Tangiers as investment incentive shares.. The “Maturity Date” of this note, as amended, was 6 months from the funding of any tranche. The April 2020 Note carried a one-time guaranteed interest rate of 10% on the principal sum of each funded tranche. The principal amount was convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.06 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.06 per share or (b) 65% of the lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE.  The April 2020 Note has been fully converted and is retired from the books of the Company, and any reserve shares applicable to it have been placed back into treasury.

On June 29, 2020 the Company executed a non-brokered private placement pursuant in which it issued an unsecured convertible single tranche note to Tangiers with a face value of US$210,000 (the “June Note”). Under the terms of the June Note, US$200,000 was advanced to the Company at closing, and the Company issued 300,000 unregistered common shares to Tangiers as investment incentive shares. The June Note carried a one-time guaranteed interest rate of 5% on the principal sum, and, as amended, had a maturity date of six months from the effective date of the transaction (or February 14, 2021). The principal sum was convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.08per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder had the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.08 per share or (b) 75% of the average of the two lowest volume weighted average price of the Company’s common shares during the 15 consecutive trading prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE.  The June Note has been fully converted and is retired from the books of the Company, and any reserve shares applicable to it have been placed back into treasury.

On September 29, 2020, the Company executed a non-brokered private placement pursuant to which it issued an unsecured convertible three tranche note to Tangiers with a face value of US$525,000 (the “September Note”). Under the terms of the September Note, US$150,000 was advanced to the Company at closing, and the Company issued 150,000 unregistered common shares to Tangiers as investment incentive shares. On October 15, an additional US$75,000 was funded by Tangiers to the Company, and the Company issued 75,000 unregistered common shares to Tangiers as investment incentive shares. On December 15, an additional US$100,000 was funded by Tangiers to the Company, and the Company issued 100,000 unregistered common shares to Tangiers as investment incentive shares. On January 12, 2021, an additional US$175,000 was funded by Tangiers to the Company, and the Company issued 175,000 unregistered common shares to Tangiers as investment incentive shares.  The September Note carries a one-time guaranteed interest rate of 5% on the principal sum of the funded tranches, and has a maturity date of six months from the effective date of the initial tranche of March 29, 2021, and six months from the funding date of each subsequent tranche. The principal amount shall be convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.06 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.06 per share or (b) 75% of the average of the two lowest volume weighted average price of the Company’s common shares during the 15 consecutive trading days prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE. A portion of the September Note has been converted and carries a remaining principal balance of approximately US$288,500 as of the date of this annual report.

See also Subsequent Events in Note 14 for a description of the March 2021 convertible note financing, consummated on March 12, 2021.

F-1 Registration Statement, Investment Agreement and Registration Rights Agreement (Equity Line of Credit) with Tangiers Global, LLC

On December 16, 2020, the Company filed a Registration Statement on Form F-1 pursuant to the December 16, 2020 Investment Agreement and Registration Rights Agreement entered into with Tangiers Global, LLC in order to establish a source of equity funding for our operations.  Under the Investment Agreement, Tangiers has agreed to provide us with up to US$5,000,000 of funding during the period ending three years from the date of the effectiveness of our F-1 resale registration statement which, pursuant to the terms of the Registration Rights Agreement, we filed with the Securities and Exchange Commission on December 18, 2020, and which was declared effective by the SEC on December 31, 2020 (“F-1 Registration Statement”).  From time to time during the three (3) year term of the Investment Agreement, we may, in our sole discretion, deliver a Put Notice to Tangiers. The Put Notice will specify the number of shares of common stock which we intend to sell to Tangiers on a closing date. The closing of a purchase by Tangiers of the shares specified by us in the Put Notice will occur on the date which is no earlier than five and no later than seven Trading Days following the date Tangiers receives the Put Notice.  On the closing date we will sell to Tangiers the shares specified in the Put Notice, and Tangiers will pay us an amount equal to the Purchase Price multiplied by the number of shares specified in the Put Notice. The maximum amount of shares of Common Stock that the Company shall be entitled to Put to Tangiers per any applicable Put Notice shall be an amount of shares up to or equal to two hundred percent (200%) of the average of the daily trading volume of the Common Stock for the ten (10) consecutive Trading Days immediately prior to the applicable Put Notice Date (the “Put Amount”) so long as such amount is at least Five Thousand Dollars (US$5,000) and does not exceed Two Hundred Fifty Thousand Dollars (US$250,000), as calculated by multiplying the Put Amount by the average daily VWAP for the ten (10) consecutive Trading Days immediately prior to the applicable Put Notice Date. During the 36-month term of the Investment Agreement, the Company shall not be entitled to submit a Put Notice until after the previous Closing has been completed. Notwithstanding the foregoing, the Company may not deliver a Put Notice on or earlier of the tenth (10th) Trading Day immediately following the preceding Put Notice Date (the “Waiting Period”), unless a written waiver to deliver Put Notice during the Waiting Period is obtained by the Company from the Investor in advance. The number of shares to be sold by Tangiers in this offering will vary from time-to-time and will depend upon the number of shares purchased from us pursuant to the terms of the Investment Agreement. However, 45,000,000 shares of common stock is the maximum number of shares which we may sell to Tangiers under the F-1 Registration Statement.

Purchase Price means 85% of the lowest VWAP of the Common Stock during the five (5) consecutive Trading Days including and immediately following the applicable to the Put Notice, provided, however, an additional 10% will be added to the discount of each Put if (i) the Company is not DWAC or DRS eligible and (ii) an additional 15% will be added to the discount of each Put if the Company is under DTC “chill” status on the applicable Put Notice Date. Principal Market means the NYSE MKT, the Nasdaq Capital Market, the OTC Bulletin Board or the OTC Markets Group, whichever is the principal market on which our common stock is traded. VWAP means a price determined by the daily volume weighted average price of our common stock on the Principal Market as reported by (i) Bloomberg Financial L.P. or (ii) Stock Charts/Quote Media for the ten consecutive Trading Days immediately prior to the date of the delivery of a Put Notice.

We are under no obligation to sell any shares under the Investment Agreement, and we may terminate the Investment Agreement upon 15 days’ notice to Tangiers, among other termination provisions.

As of December 31, 2020, and as of the date of this annual report, the Company has not initiated any put notices to Tangiers and has received no proceeds under this facility.

Tangiers’ obligations under the equity line are not transferable.

Platform Agreement with Lineten Technologies

On February 14, 2020, the Company entered into a Platform Agreement with Lineten Technologies Inc. Under this agreement, the Company will integrate its platform with Lineten’s to enhance ParcelPal’s same-day delivery rates for Lineten’s customers. Specifically, Lineten’s will provide the Company with its technical assistance and expertise to fulfil same-day delivery orders ParcelPal receives from Lineten’s customers. To this end, Lineten granted ParcelPal a fully paid-up, worldwide, non-exclusive, royalty-free license to use its platform for the purposes of completing the deliveries requested, provided that ParcelPal shall not sub-license, assign or otherwise transfer this license to its affiliates or to any third party.

Under the agreement, Lineten shall pay ParcelPal fees based upon the services provided in each month during the effectiveness of the agreement. Either party shall be able to terminate the agreement without cause and at any time, upon giving written notice to the other party. In addition, each party shall be able to terminate the agreement according to the conditions expressed therein, including in the case of any material breach of any of its terms.

Transportation Agreement with Amazon

On September 24, 2017, the Company entered into a Transportation Agreement with Amazon. Under the terms of the Transportation Agreement, the Company will provide transportation, delivery, and related services in Vancouver. The services will be provided under the instructions given by Amazon with respect to each delivery order. Amazon has the right to engage third parties that are not affiliated with ParcelPal to perform similar services. In addition, Amazon does not commit to any minimum volume work orders in favor of ParcelPal.

Under the terms of the agreement, Amazon shall pay ParcelPal fees based upon rated agreed upon for each order. Either party may terminate this agreement at any time, with or without cause, upon given written notice to the other party.

On February 11, 2021, the Company entered into a new Transportation Agreement with Amazon. Under the terms of the Transportation Agreement, the Company will provide transportation, delivery, and related services in Vancouver.  This agreement replaces the original 2017 agreement.

Transportation Agreement with CareRx

On November 24, 2020, the Company entered into an agreement to provide delivery services with CareRx which is one of Canada’s fastest growing and trusted providers of comprehensive specialty pharmacy services and solutions. They operate a rapidly growing national network of pharmacy fulfilment centres throughout Canada. ParcelPal will be providing same day and next day prescription delivery to different facilities in the Edmonton, Alberta and Calgary, Alberta areas to start, with other cities to follow.

Transportation Agreement with Oco Meals

In January 2021, the Company entered into a pilot agreement to provide delivery services to Oco Meals, one of Vancouver’s fastest growing and trusted providers of meal kits.  Oco Meals is a meal prep company that offers a weekly subscription service where they prepare and deliver pre-cooked meals that are made by small restaurant and catering chefs locally in Vancouver. In March 2021, the pilot turned into a full agreement.

Transportation Agreement with Sysco@Home

In March 2021, the Company entered into a pilot agreement with Sysco@Home who is the global leader in selling, marketing and distributing food products to restaurants, healthcare, educational facilities, lodging establishments and other customers who prepare meals away from home. Its family of products also includes equipment and supplies for the foodservice and hospitality industries. As part of the pilot program, we are providing delivery services to this new customer in two major cities in Canada.  The pilot program concluded in April which at that point we agreed to a longer term agreement.

Transportation Agreement with Bayshore HealthCare

In April 2021, announced an agreement to provide delivery services with Bayshore Specialty Rx (specialty pharmacy, infusion and pharmaceutical patient support services).  They are a subsidiary of Bayshore HealthCare which is one of Canada’s leading providers of home and community healthcare services.  With over 100 locations across the country, including 65 home care offices, 13 pharmacies and 90+ clinics, Bayshore has more than 13,500 staff members and provides care to over 350,000 clients.

ParcelPal will be providing same day and next day prescription delivery to different facilities in the Vancouver, British Columbia area to start, with other cities to follow.

See also Subsequent Events set forth in Note 14 of this annual report for a description of additional agreements entered into subsequent to the reporting period of this annual report.

D. Exchange controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares. Any remittances of dividends to United States residents are, however, subject to a 25% withholding tax pursuant to the Income Tax Act (Canada). Provided a United States resident is entitled to the benefit of the reciprocal tax treaty between Canada and the United States, such rate is generally reduced to 15% (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company).

Except as provided in the Investment Canada Act (the “Act”), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the common shares of the Company.

The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of an acquisition of control of a Canadian business that exceeds the applicable financial threshold for review by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Canada Act (a “non- Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada. The financial thresholds for review vary according to the nationality of the investor, whether the investor is a state-owned enterprise and whether the Canadian business carries on any of the prescribed list of cultural activities set out in the Investment Canada Act. A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares. An acquisition resulting in the purchaser holding one third or more, but less than a majority, of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares. Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including: (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

E. Taxation

U.S. Taxation

This section describes the material U.S. federal income tax consequences to a U.S. holder (as defined below) of owning ordinary shares. It applies only to ordinary shares that are held as capital assets for tax purposes. This section does not apply to a holder of ordinary shares that is a member of a class of holders subject to special rules, including a financial institution, a dealer or trader in securities, a regulated investment company, a real estate investment trust, a grantor trust, a U.S. expatriate, a tax-exempt organization, an insurance company, a person liable for alternative minimum tax, a person who actually or constructively owns 10% or more of the stock of the Company, a person that holds ordinary shares as part of a straddle or a hedging or conversion transaction, a person that purchases or sells ordinary shares as part of a wash sale for tax purposes, or a person whose functional currency is not the U.S. dollar. Further, this description does not address state, local, non-U.S, or other tax laws, nor does it address the 3.8% U.S. federal Medicare tax on net investment income, the alternative minimum tax or the U.S. federal gift and estate tax consequences of owning and disposing of ordinary shares.

For purposes of this description, a “U.S. holder” is a beneficial owner of ordinary shares who holds such ordinary shares as capital assets within the meaning of the Code and is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation created or organised in or under the laws of the United States or any state thereof, including the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that either (a) is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership holds the ordinary shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ordinary shares should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the ordinary shares.

Distributions

Subject to the Passive Foreign Investment Company (“PFIC”) rules discussed below, U.S. holders generally will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of ordinary shares, with respect to ordinary shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income on the day actually or constructively received by the holder. We do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be treated as dividend income.

Dividends paid to a non-corporate U.S. holder on shares will generally be taxable at the preferential rates applicable to long-term capital gains provided (a) that certain holding period requirements are satisfied, (b) (i) the U.S.-Canada income tax treaty (“the Treaty”) is a qualified treaty and we are eligible for benefits under the Treaty or (ii) our ordinary shares are readily tradable on a U.S. securities market, and (c) provided that we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC. The Treaty has been approved for the purposes of the qualified dividend rules. If the Company is a PFIC, any dividends paid to a noncorporate U.S. holder will not qualify for the preferential tax rates ordinarily applicable to “qualified dividends.” In the case of a corporate U.S. holder, dividends on shares are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

The amount of any cash distribution paid in any foreign currency will be equal to the U.S. dollar value of such currency, calculated by reference to the spot rate in effect on the date such distribution is received by the U.S. holder, regardless of whether and when the foreign currency is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date received, the U.S. holder generally should not recognize foreign currency gain or loss on such conversion. If the foreign currency is not converted into U.S. dollars on the date received, the U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date received, and generally will recognize foreign currency gain or loss on a subsequent conversion or other disposal of such currency. Such foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss for foreign tax credit limitation purposes.

Dividends will be income from sources outside the United States, and generally will be “passive category” income or, for certain taxpayers, “general category” income, which are treated separately from each other for the purpose of computing the foreign tax credit allowable to a U.S. holder. The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. In general, a taxpayer’s ability to use foreign tax credits may be limited and is dependent on the particular circumstances. U.S. holders should consult their own tax advisors with respect to these matters.

Sale, Exchange or other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder who sells or otherwise disposes of ordinary shares will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the holder’s tax basis, determined in U.S. dollars, in those ordinary shares. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than 12 months in the shares sold. There are limitations on the deductibility of capital losses.

The U.S. dollar value of any foreign currency received upon a sale or other disposition of ordinary shares will be calculated by reference to the spot rate in effect on the date of sale or other disposal (or, in the case of a cash basis or electing accrual basis taxpayer, at the spot rate of exchange on the settlement date). A U.S. holder will have a tax basis in the foreign currency received equal to that U.S. dollar amount, and generally will recognize foreign currency gain or loss on a subsequent conversion or other disposal of the foreign currency. This foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss for foreign tax credit limitation purposes. If such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual basis U.S. holder should not recognize any gain or loss on such conversion.

Passive Foreign Investment Company

A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•
75% or more of its gross income for such year is “passive income” which for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions and gains from assets that produce passive income; or

•
50% or more of the value of its gross assets (based on an average of the quarterly values of the gross assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests. If the stock of a non-U.S. corporation is publicly-traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we were a PFIC in any year during a U.S. holder’s holding period for our ordinary shares, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares. Based on the composition of our assets and income, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ordinary shares may cause us to be considered a PFIC in the current or any subsequent year. Therefore, there can be no assurance that we or any of our subsidiaries will not be classified as a PFIC until the close of the current taxable year or for any future taxable year.

U.S. Information Reporting and Back-up Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale or other disposition of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Back-up withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from back-up withholding. U.S. holders who are required to establish their exempt status may be required to provide such certification on Internal Revenue Service (“IRS”) Form W-9. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and back-up withholding rules.

Back-up withholding is not an additional tax. Amounts withheld as back-up withholding may be credited against a U.S. holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the back-up withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Information With Respect to Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their U.S. federal tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. If a U.S. holder does not include in such holder’s gross income an amount relating to one or more specified foreign financial assets, and the amount such U.S. holder omits is more than $5,000, any tax such U.S. holder owes for the tax year can be assessed at any time within 6 years after the filing of such U.S. holder’s federal tax return. U.S. holders who fail to report the required information could be subject to substantial penalties. U.S. holders are encouraged to consult with their own tax advisors regarding the possible application of the foregoing or other United States informational reporting requirements to our ordinary shares in light of their particular circumstances.

British Columbia Tax Considerations

Certain Canadian Federal Income Tax Information for United States Residents

The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of common shares of the Company by a holder (a) who, for the purposes of the Income Tax Act (Canada) the (“Tax Act”) and at all relevant times, is not resident in Canada or deemed to be resident in Canada, deals at arm’s length and is not affiliated with the Company, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”) and at all relevant times, is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty. The Canada Revenue Agency has introduced special forms to be used in order to substantiate eligibility for Treaty benefits, and affected holders should consult with their own advisers with respect to these forms and all relevant compliance matters.

Holders who meet all such criteria in clauses (a) and (b) above are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), entities considered fiscally transparent under applicable law, or otherwise.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and our understanding of the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments to the Tax Act and regulations will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular U.S. Holder and should not be so construed. The tax consequences to a U.S. Holder will depend on that U.S. Holder’s particular circumstances. Accordingly, all U.S. Holders or prospective U.S. Holders should consult their own tax advisers with respect to the tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

Dividend

Dividends paid or deemed to be paid or credited by the Company to a U.S. Holder are subject to Canadian withholding tax under Part XIII of the Tax Act. The default rate of withholding tax is 25% of the gross dividend paid to a non-resident of Canada.

Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend. In the case of a U.S. Holder that is a corporation owning at least 10% of the Company’s voting shares, the applicable withholding rate is 5% of the gross dividend, provided the U.S. Holder can establish entitlement to the benefits of the Treaty.

The Company is required to withhold Part XIII tax from each dividend, and remit the withheld amount directly to the Receiver General of Canada for the account of the shareholder. U.S. Holders entitled to reduced withholding under the Treaty must provide the Company with certain information to ensure the correct amount of tax is withheld. The Company will provide U.S. Holders with a summary of withholdings annually. U.S. Holders are not required to file a separate income tax return to report dividends received from the Company in a given year.
Disposition

A U.S. Holder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a common share in the open market, unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.

Provided that the Company’s common shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX Venture) at the time of disposition, a common share will generally not constitute taxable Canadian property to a U.S. Holder unless, at any time during the 60 month period ending at the time of disposition, (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length for purposes of the Tax Act, partnerships in which the U.S. Holder or such persons holds a membership interest directly or indirectly, (or the U.S. Holder together with any such foregoing persons) or partnerships, owned 25% or more of the issued shares of any class or series of the Company AND (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing.

Even a common share is taxable Canadian Property to a U.S. Holder, a capital gain resulting of the disposition of that share will not be included in computing the U.S. Holder’s taxable income for the purposes of the Tax Act, provided that the share constitutes “treaty-protected property” of such U.S. Holder. Common shares owned by a U.S. Holder will generally be treaty-protected property if the gain from the disposition of such share would, because of the Treaty, be exempt from tax under the Tax Act.

U.S. Holders holding Common shares as taxable Canadian property should consult with the U.S. Holder’s own tax advisers in advance of any disposition or deemed disposition thereof under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty, and any related compliance procedures.

If a U.S. Holder realizes a capital gain or capital loss from the disposition of a common shares that constitutes taxable Canadian property and is not treaty-protected property for the purposes of the Tax Act, the capital gain or capital loss is the amount, if any, by which the U.S. Holder’s proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of the U.S. Holder’s adjusted cost base of the share and reasonable expenses of disposition as determined under the Tax Act. The capital gain or loss must be computed in Canadian currency using a weighted average cost base for identical properties. Generally, one-half of a capital gain (“taxable capital gain”) is included in income form Canadian tax purposes in the year of disposition and one-half of a capital loss (“allowable capital loss”) must be deducted from taxable capital gains realized by the U.S. Holder in that year. Allowable capital losses in excess of taxable capital gains for that year may generally be carried back up to three years, or forward indefinitely, and deducted against net taxable capital gains in those years, in the manner permitted under the Tax Act. Reporting and filing requirements will also arise. Such U.S. Holders should consult their own tax advisors.

F. Dividends and paying agents

Not applicable

G. Statement by experts

The audited financial statements of ParcelPal as of and for the year ended December 31, 2020, 2019 and 2018 appearing in this annual report have been audited by Dale Matheson Carr-Hilton Labonte LLP, independent registered public accounting firm, located at 1500 - 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of the firm as experts in accounting and auditing.

H. Documents on Display

The Company files information with the SEC via EDGAR. The SEC maintains an Internet site that contains annual reports, information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Documents concerning the Company which are referred to in this Form 20-F may be inspected at the offices of Wiklow Proactive Corporate Services, Suite 202, 5626 Larch Street, Vancouver, BC V6M 4E1. In addition, the Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).

As a foreign private issuer, we will be exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish or make available to our shareholders annual reports containing our combined financial statements prepared in accordance with IFRS and make available to our shareholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

I. Subsidiary Information

Not applicable
Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Credit risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s accounts receivable includes $264,296 due from one major customer. The customer is of low credit risk and none of the balance is past due. The Company’s cash is held in large Canadian financial institutions and is not exposed to significant credit risk.

Interest risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk. We do not have any interest rate sensitive instruments in our portfolio that create a material exposure to changes in interest rates.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

Foreign exchange risk

The Company’s functional currency is the Canadian Dollar and major transactions are transacted in Canadian Dollars and US Dollars. The Company maintains a US Dollar bank account in Canada to support the cash needs of its operations. Management believes that the foreign exchange risk related to currency conversion is minimal and therefore does not hedge its foreign exchange risk.
Item 12.	Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.
Item 14.	Material Modifications to the Rights of Security Holders and the Use of Proceeds

This item is not applicable.
Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2020, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on that evaluation, our management has concluded that, as of December 31, 2020, the Company had material weaknesses in its internal control over financial reporting and was deemed to be not effective. Specifically, management identified the following material weaknesses as at December 31, 2020:

•
the Company has insufficient quantity of dedicated resources and experienced personnel involved in reviewing and designing internal controls. As a result, a material misstatement of the interim and annual financial statements could occur and not be prevented or detected on a timely basis.

•
the Company did not perform an entity level risk assessment to evaluate the implication of relevant risks on financial reporting, including the impact of potential fraud-related risks and the risks related to non-routine transactions, if any, on our internal control over financial reporting. Lack of an entity-level risk assessment constituted an internal control design deficiency which resulted in more than a remote likelihood that a material error would not have been prevented or detected, and constituted a material weakness.

•	the Company has not achieved the optimal level of segregation of duties relative to key financial reporting functions.

To remediate our internal control weaknesses, management would need to implement the following measures:

•	the Company would need to add sufficient number of independent directors to the board and appoint an audit committee.

•	the Company would need to add sufficient knowledgeable accounting personnel to properly segregate duties and to affect a timely, accurate preparation of the financial statements.

•	upon the hiring of additional accounting personnel, the Company would need to develop and maintain adequate written accounting policies and procedures.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm as we are a smaller reporting company.

Inherent Limitations on Effectiveness of Controls

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Changes in Internal Control Over Financial Reporting

Except as set forth above, there has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) for the fiscal year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

We have no audit committee financial expert. As we are not listed on a national stock exchange, we are not required to constitute an audit committee.
Item 16B.	Code of Ethics

Currently, we have no code of ethics. As we have limited resources available, we have not yet focused on drafting a code of ethics. We will do so as soon as possible.
Item 16C.	Principal Accounting Fees and Services

We retained Dale Matheson Carr-Hilton Labonte LLP as our independent registered public accounting firm. Set forth below is a summary of the fees paid to Dale Matheson Carr-Hilton Labonte LLP for services provided in fiscal years 2020 and 2019.

Dale Matheson Carr-Hilton Labonte LLP

	Fiscal 2020 C$	Fiscal 2019 C$

Audit Fees	$40,000	$34,000
Audit Related Fees	$5,000	$30,000
Tax Fees	$900	$900
Total remuneration	$45,900	$64,900

Pre-Approval Policies and Procedures

We have not adopted yet a  pre-approval of audit and non-audit services policy and procedure  because we do not have yet an audit committee.
Item 16D.	Exemptions from the Listing Standards for Audit Committees

This item is not applicable.
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

This item is not applicable.
Item 16F.	Changes in registrant’s Certifying Accountant

This item is not applicable.
Item 16G.	Corporate Governance

This item is not applicable.

Item 16H.	Mine Safety Disclosure

This item is not applicable.

PART III
Item 17.	Financial Statements

Refer to “Item 18 – Financial Statements” below
Item 18.	Financial Statements

The financial statements filed as part of this annual report commencing on page F-1.
Item 19.	Exhibits

See exhibits index.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of ParcelPal Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of ParcelPal Technology Inc. (the “Company”) as of December 31, 2020 and 2019, the related statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2020, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years ended December 31, 2020, 2019 and 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses and negative operating cash flows since its inception. The Company will require further financing to meet its financial obligations and sustain its operations in the normal course of the business. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2014

Vancouver, Canada

April 30, 2021

ParcelPal Technology Inc.
Statements Financial Position
(Expressed in Canadian Dollars)

	Notes	December 31, 2020 $	December 31, 2019 $

ASSETS
Current assets
Cash		255,668	295,593
Accounts receivable	3	363,653	745,002
Subscriptions receivable	6	-	72,875
Prepaid expenses		34,344	3,019
Loan receivable	4	1,874	1,874
		655,539	1,118,363

Vehicles and Right-of-use assets	5	343,699	210,257

Total assets		999,238	1,328,620

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	7	1,053,012	589,257
Convertible Note	11	766,070	-
Derivative liability	11	794,631	-
Sales tax payable		300,903	102,597
Short-term loan payable		28,051	-
Lease obligations - current	10	92,736	196,957
		3,035,403	888,811

Lease obligations	10	120,167	5,841

Total liabilities		3,155,570	894,652

SHAREHOLDERS’ (DEFICIT) EQUITY
Share capital	6	11,408,737	9,367,691
Subscriptions received in advance		-	100,240
Contributed surplus		3,363,593	3,020,617
Deficit		(16,928,662)	(12,054,580)
Total shareholders’ (deficit) equity		(2,156,332)	433,968

Total liabilities and shareholders’ equity		999,238	1,328,620

Nature of operations and going concern (Note 1)
Commitments (Note 10)
Subsequent events (Note 14)

Approved by the Board of Directors

“Rich Wheeless”	Director	“Brian Storseth”	Director

The accompanying notes are an integral part of these financial statements.

ParcelPal Technology Inc.
Statements of Loss and Comprehensive Loss
For the Years Ended December 31,
(Expressed in Canadian Dollars)

	Notes	2020 $	2019 $	2018 $

SALES	3	6,317,329	4,782,865	3,369,630

COST OF SALES	12	(5,947,895)	(4,336,556)	(2,883,176)

GROSS PROFIT		369,434	446,309	486,454

EXPENSES
Amortization		-	19,100	36,100
Consulting fees	7	656,405	860,248	815,060
Foreign exchange		(61,236)	12,243	1,029
Marketing and promotion		29,146	1,586,284	470,394
Management and director fees	7	305,158	190,800	108,000
Office and miscellaneous		1,155,805	994,124	551,313
Professional fees		655,378	124,550	119,713
Regulatory and filing fees		78,945	48,924	27,654
Salaries		533,193	358,074	-
Share-based compensation	6	473,103	776,962	1,548,784
Travel and accommodation		31,692	62,459	97,328
		(3,857,589)	(5,033,768)	(3,775,375)

Loss before other items		(3,488,155)	(4,587,459)	(3,288,921)

Other items:
Debt settlement	11	191,773	857	18,334
Derivative liability		866,238	-	-
Interest expense	11	323,931	29,958	49,669
Interest income		-	(7,762)	(5,890)
Impairment of asset		3,985	-
Impairment of marketable securities		-	-	300,000
Impairment of loan receivable		-	-	13,342
		1,385,927	23,053	375,455

Loss and comprehensive loss for the year		(4,874,082)	(4,610,512)	(3,664,376)

Basic and diluted loss per share		(0.05)	(0.06)	(0.06)

Weighted average number of shares outstanding – basic and diluted		91,147,886	80,778,869	66,902,789

The accompanying notes are an integral part of these financial statements.

ParcelPal Technology Inc.
Statements of Changes in Shareholders’ Equity
For the Years Ended December 31, 2020, 2019 and 2018
(Expressed in Canadian Dollars)

	Number of shares	Amount $	Contributed Surplus $	Subscriptions receivable $	Subscriptions received in advance $	Deficit $	Total $

Balance, December 31, 2017	48,180,280	3,315,693	830,239	-	37,688	(3,779,692)	403,928
Shares issued pursuant to:
Private placements	15,577,651	2,686,557		(221,590)	(28,688)	-	2,436,279
Warrant exercises	9,546,319	1,492,780	(88,438)	(68,550)	-	-	1,335,792
Option exercises	1,981,000	429,176	(168,111)	(55,000)	-	-	206,065
Debt Settlement	549,703	141,334	-	-	(9,000)	-	132,334
In lieu of consulting fees	600,000	180,000	-	-	-	-	180,000
Issue costs	-	(211,867)	-	-	-	-	(211,867)
Broker warrants	-	(340,272)	340,272	-	-	-	340,272
Share-based compensation	-	-	1,548,784	-	-	-	1,548,784
Net and comprehensive loss for the year	-	-	-	-	-	(3,664,376)	(3,664,376)

Balance, December 31, 2018	76,434,953	7,693,401	2,462,746	(345,140)	-	(7,444,068)	2,366,939
Shares issued pursuant to:
Private placements	4,071,353	344,031	2,034	-	-	-	346,065
Warrant exercises	2,958,600	355,287	(15,417)	-	-	-	339,870
Option exercises	1,275,000	461,957	(205,708)	-	-	-	256,249
Debt settlement	614,447	168,857	-	-	-	-	168,857
In lieu of consulting fees	1,590,000	364,600	-	-	-	-	364,600
Subscriptions received	-	-	-	345,140	100,240	-	445,380
Share-based compensation	-	-	776,962	-	-	-	776,962
Net and comprehensive loss for the year	-	-	-	-	-	(4,610,512)	(4,610,512)
Balance, December 31, 2019	86,944,353	9,367,691	3,020,617	-	100,240	(12,054,580)	433,968

Shares issued pursuant to:
Option exercises	2,000,000	310,127	(130,127)	-	(90,000)	-	90,000
Warrant exercises	200,000	30,000	-	-	-	-	30,000
Convertible note	6,154,897	756,919	-	-	-	-	756,919
Debt settlement	2,786,667	434,000	-	-	-	-	434,000
In lieu of consulting fees	4,868,056	510,000	-	-	-	-	510,000
Write-off subscriptions receivable	-	-	-	-	(10,240)	-	(10,240)
Share-based compensation	-	-	473,103	-	-	-	473,103
Net and comprehensive loss for the year	-	-	-	-	-	(4,874,082)	(4,874,082)
Balance, December 31, 2020	102,953,973	11,408,737	3,363,593	-	-	(16,928,662)	(2,156,332)

The accompanying notes are an integral part of these financial statements.

ParcelPal Technology Inc.
Statements of Cash Flows
For the Years Ended December 31,
(Expressed in Canadian Dollars)

	2020 $	2019 $	2018 $

Operating activities
Loss for the year	(4,874,082)	(4,610,512)	(3,664,376)
Add non-cash items:
Amortization	388,859	368,768	351,681
Share-based compensation	473,103	776,962	1,548,784
Accrued interest	323,931	(7,700)	(5,890)
Shares issued in lieu of consulting fees	510,000	364,600	180,000
Unrealized foreign exchange gain	(63,704)	-	-
(Gain) loss on debt settlement	191,773	857	18,334
Impairment of asset	3,985	-	-
Impairment of loan receivable	-	-	13,342
Impairment of marketable securities	-	-	300,000
Fair value of derivative	866,238	-	-
Changes in non-cash working capital items
Sales tax payable	198,306	(18,736)	97,208
Prepaid expenses	(31,325)	2,373	71,009
Accounts receivable	381,349	(139,660)	(245,832)
Accounts payable and accrued liabilities	704,438	572,999	237,422
Net cash flows used in operating activities	(927,129)	(2,690,049)	(1,098,318)

Investing activities
Advances of loans receivable	-	(21,000)	(375,000)
Purchase of vehicles	(112,034)	-	-
Purchase of marketable securities	-	-	(245,000)
Deposit paid on leased equipment	-	-	(34,125)
Repayment of loans receivable	-	89,374	250,000
Net cash flows used in investing activities	(112,034)	68,374	(404,125)

Financing activities
Proceeds from private placements	-	273,190	2,427,279
Share issuance costs	-	(20,442)	(211,867)
Convertible note	1,192,699	-	-
Exercise of options	90,000	256,249	206,065
Exercise of warrants	30,000	339,870	1,335,792
Lease payments	(345,695)	(306,562)	(229,727)
Loan repayment	(26,416)	-	-
Subscriptions receivable	-	194,737	-
Subscriptions received	58,650	100,240	-
Net cash flows provided by financing activities	999,238	837,282	3,527,542

Change in cash during the year	(39,925)	(1,784,393)	2,025,099
Cash – beginning of the year	295,593	2,079,986	54,887

Cash – end of the year	255,668	295,593	2,079,986
Supplemental cash flow information:
Income taxes paid	-	-	-
Interest paid	28,671	29,958	49,669

The accompanying notes are an integral part of these financial statements.

ParcelPal Technology Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

ParcelPal Technology Inc. (“the Company” or “ParcelPal”) is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions, providing businesses with a smart, reliable and affordable delivery service powered by the Company’s licensed technology platform. (“ParcelPal”).  The Company was incorporated in Alberta on March 10, 1997.  On June 22, 2006, the Company moved its incorporation jurisdiction to British Columbia.  The Company’s shares are listed on the Canadian Securities Exchange (“CSE”) under the symbol “PKG”, on the OTCQB (over-the-counter) Market in the United States under the symbol PTNYF and on the Frankfurt Stock Exchange under the symbol “PTO”.

These financial statements have been prepared under the assumption that the Company will continue as a going concern.  The going concern basis of presentation assumes that the Company will be able to meet its obligations and continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Realization values may be substantially different from the carrying values as shown, and these condensed interim financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

The Company has incurred losses and negative operating cash flows since its inception. The Company will require further financing to meet its financial obligations and sustain its operations in the normal course of the business.  These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. The Company’s ability to meet its long-term business strategy depends on its ability to obtain additional equity financing and to generate operational cash flow from delivery services revenue.

On March 11, 2020 the World Health Organization characterized the outbreak of a strain of the novel coronavirus (“COVID-19”) as a pandemic which has resulted in a series of public health and emergency measures that have been put in place to combat the spread of the virus. The duration and impact of COVID-19 is unknown at this time and it is not possible to reliably estimate the impact that the length and severity of these developments will have on the financial results and condition of the Company in future periods, including the possible impact on future financing opportunities.

2.	BASIS OF PRESENTATION

Statement of Compliance
These financial statements, including comparatives have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”). These financial statements were approved by the Board of Directors and authorized for issue on April 30, 2021.

Basis of measurements
These financial statements have been prepared on a historical cost basis, except for items measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information. The financial statements are presented in Canadian dollars, unless otherwise noted.

Significant estimates and assumptions
The preparation of financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

ParcelPal Technology Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the fair value measurements for financial instruments, estimating allowances for doubtful accounts receivable, the recoverability of loans receivable, estimating useful lives of equipment, the recoverability and measurement of deferred tax assets, and estimating the fair value for share-based payment transactions.

Significant judgements

Financial Instruments

Recognition and Classification

The Company recognizes a financial asset or financial liability on the statement of financial position when it becomes party to the contractual provisions of the financial instrument.

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics.

Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The following table shows the classification of its financial assets and liabilities under IFRS 9:

Classification IFRS 9
Cash	Amortized cost
Accounts receivable	Amortized cost
Accounts payable and accrued liabilities	Amortized Cost
Convertible note	Amortized Cost
Derivative liability	FVTPL
Short term loan	Amortized Cost

Measurement

Financial assets at FVTOCI
Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive loss.

ParcelPal Technology Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

Financial assets and liabilities at amortized cost
Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL
Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of comprehensive loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive loss.

Impairment of financial assets at amortized cost
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition
Financial assets
The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the statements of comprehensive loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive loss.

Financial liabilities
The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets.

Convertible Debentures
Convertible debentures are compound financial instruments whose components may be allocated between a financial liability component and an equity instrument component. The identification of such components embedded within a convertible debenture requires significant judgement given that it is based on the interpretation of the substance of the contractual arrangement. Where the conversion option is fixed, the financial liability, represents the discounted obligation to repay the cash component and is initially measured at fair value and subsequently measured at amortized cost. The residual amount is recognized in equity. Where the conversion option is variable, the derivative liability is measured first and carried at fair value and the residual balance represents the financial liability measured at amortized cost. Transaction costs are apportioned to the debt liability and equity components in proportion to the allocation of proceeds.

ParcelPal Technology Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

Leases
At the inception of a contract, the Company assesses whether a contract is or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right- of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle or remove the underlying asset.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.
Lease payments included in the measurement of the lease liability comprise the following:
•	Fixed payments, including in-substance fixed payments;
•	Variable lease payments that depend on an index or rate, initially measured using the index or rate as at the commencement date;
•	Amounts expected to be payable under a residual value guarantee; and
•
The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an option renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in the statement of comprehensive loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term lease of assets that have a lease term of 12 months or less and leases of low-value assets, such as IT equipment. The Company recognizes the lease payments associated with the leases as an expense on a straight-line basis over the lease term.

Revenue from Contracts with Customers
The Company’s revenue is generated from a work contract established with one major customer and from other individual customers on demand. Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue and costs to sell can be reliably measured. Revenues is recognized when services are rendered or delivery of goods is completed.

Performance Obligations
Based on the criteria outlined in IFRS 15, the Company’s primary performance obligation relating to its sales contracts with customers is the delivery of the product or products by an agreed upon time.

ParcelPal Technology Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

Transaction Price
Based on the criteria outlined in IFRS 15, the Company determined that the transaction price is based upon scheduled and on demand or same day rates. As the Company has one primary performance obligation, that is making the required deliveries on time, the entire transaction price is allocated to the completion of deliveries.

Once the Company’s performance obligation of completing the required deliveries on time, the Company’s obligation is met and the Company recognizes revenue.

Foreign currency translation
The functional currency of the Company is determined using the currency of the primary economic environment in which the Company operates. The functional and presentation currency, as determined by management, of the Company is the Canadian dollar.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non- monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in the statements of comprehensive loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge. Exchange differences arising on the translation of non- monetary items are recognized in other comprehensive loss to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive loss. Where the non-monetary gain or loss is recognized in comprehensive loss, the exchange component is also recognized in comprehensive loss.

Loss per share
Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the net loss for the year and the weighted average number of common shares outstanding for the effects of dilutive instruments such as options granted to employees and warrants outstanding. The weighted average number of diluted shares is calculated in accordance with the treasury stock method. The treasury stock method assumes that the proceeds received from the exercise of all potentially dilutive instruments are used to repurchase common shares at the average market price during the year. Because the Company incurred net losses, the effect of dilutive instruments would be anti-dilutive and therefore diluted loss per share equals basic loss per share.

Income Taxes
Income tax expense comprises current and deferred tax. Income tax is recognized in the statement of loss and comprehensive loss, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity. In this case the income tax is also recognized in other comprehensive loss or directly in equity, respectively.

ParcelPal Technology Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

Current income tax
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive loss or equity is recognized in other comprehensive loss or equity and not in comprehensive loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax
Deferred tax is recognized on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that future taxable income will be available to allow all or part of the temporary differences to be utilized. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted and are expected to apply by the end of the reporting period. Deferred tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Equipment
Leased vehicles are recorded at cost and amortized over the estimated term of the lease or the expected life of the asset if the Company has included payments to acquire the asset at the end of the lease. Equipment that is withdrawn from use or has no reasonable prospect of being recovered through use or sale, are regularly identified and written off. Subsequent expenditures relating to an item of equipment are capitalized when it is probable that future economic benefits from the use the assets will be increased. All other subsequent expenditures are recognized as repairs and maintenance.

Purchased vehicles are recorded at cost and amortized over the estimated useful life of 2 years for previously used vehicles.

Intangibles
The Company records internally-generated intangible assets at cost less accumulated amortization and accumulated impairment losses.

Intangible assets in use are amortized on a straight-line basis over their estimated useful life of 3 years. Intangible assets under development and not ready for use are not amortized.

Research and development
Research costs are expensed when incurred. Internally-generated software costs, including personnel costs of the Company’s development group, are capitalized as intangible assets when the Company can demonstrate that the technological feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. After initial recognition, internally- generated intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. The Company did not have any development costs that met the capitalization criteria for the year ended December 31, 2020.

ParcelPal Technology Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

Share-based payments
The Company operates a stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using the Black–Scholes option pricing model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Any consideration paid by plan participants on the exercise of stock options is credited to share capital.

Valuation of equity units issues in private placements
The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The fair value of common shares issued in private placements was determined to be the more easily measurable component and are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to attached warrants. Any fair value attributed to warrants issued in private placements is recorded to reserves.

Impairment of assets
The Company performs impairment tests on its long-lived assets, including intangible assets, when new events or circumstances occur, or when new information becomes available relating to their recoverability. When the recoverable amount of each separately identifiable asset or cash generating unit (“CGU”) is less than its carrying value, the asset or CGU’s assets are written down to their recoverable amount with the impairment loss charged against profit or loss. A reversal of the impairment loss in a subsequent period will be charged against profit or loss if there is a significant reversal of the circumstances that caused the original impairment. The impairment will be reversed up to the amount of the depreciated carrying value that would have otherwise occurred if the impairment loss had not occurred.

The CGU’s recoverable amount is evaluated using the higher of the fair value less costs to sell or value in use. In calculating the recoverable amount, the Company utilizes discounted cash flow techniques to determine fair value when it is not possible to determine fair value from active markets or a written offer to purchase. Management calculates the discounted cash flows based upon its best estimate of a number of economic, operating, engineering, environmental, political and social assumptions. Any changes in the assumptions due to changing circumstances may affect the calculation of the recoverable amount.

3.	ACCOUNTS RECEIVABLE

	December 31, 2020 $	December 31, 2019 $

Accounts receivable	363,653	745,002

As at December 31, 2020 95% of the Company’s accounts receivable are current, and accordingly no provision for doubtful accounts, was made.
One customer accounted for 73% of accounts receivable at December 31, 2020 (2019 – 98% of accounts receivable) and 95% (2019 – 99%) of total revenues during year ended December 31, 2020.

ParcelPal Technology Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

4.	LOAN RECEIVABLE

On July 29, 2018 the Company entered into a loan agreement with a company related to a director, whereby the Company advanced $60,000 to the vendor. On March 20, 2019, the Company advanced an additional $21,000 to the vendor. The loan is unsecured, bears interest at 10% per annum and is due on demand. During the year ended December 31, 2019 $89,374 of the loan was repaid and as at December 31, 2020 and 2019 $1,874 remains outstanding.

5.	RIGHT-OF-USE ASSETS AND VEHICLES

Right-of-use assets consists of leased vehicles carried at cost less accumulated depreciation. The Company’s vehicles as at December 31, 2020 and December 31, 2019 are as follows:
	Vehicles $	ROU Assets $	Total $
Cost

Balance, December 31, 2019 and 2018	-	894,046	894,046
Additions	166,501	358,423	524,924
Disposal	-	(881,676)	(881,676)
Balance, December 31, 2020	166,501	370,793	537,294

Accumulated amortization
Balance, December 31, 2018	-	334,121	334,121
Amortization	-	349,668	-
Balance, December 31, 2019	-	683,789	-
Amortization	16,559	372,300	388,859
Disposal	-	(879,053)	(879,053)
Balance, December 31, 2020	16,559	177,036	193,595

Net Book Value
Balance, December 31, 2019	-	210,257	210,257
Balance, December 31, 2020	149,942	193,757	343,699

During the year ended December 31, 2020 the Company included $388,859 (2019 - $349,668) of amortization in cost of sales.

During the year ended December 31, 2020 the Company transferred a vehicle lease to a former employee and wrote off the lease obligation and right-of-use asset.

On October 1, 2020, the Company purchased vehicles for $132,466 to increase its delivery capacity. The Company paid $77,999 in cash and financed the remaining $54,467 via short term loans. The loans are non-interest bearing and due on January 31, 2021.

On December 31, 2020 upon expiration of certain vehicle leases the Company purchased the previously leased vehicles for $34,035.

ParcelPal Technology Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

6.	SHARE CAPITAL

Common Shares

Authorized:
The authorized capital of the Company consists of an unlimited number of common shares without par value.

Issued:

During the year ended December 31, 2020:
a.	On January 14, 2020, the Company issued 600,000 common shares in lieu of fees for consulting services. The shares were fair valued at $72,000.
b.	On February 11, 2020, the Company issued 416,667 commons shares to settle debt of $50,000. The shares were fair valued at $50,000 and no gain or loss on debt settlement was recorded.
c.	On March 23, 2020, the Company issued 205,556 common shares in lieu of fees to a consultant of the Company. The shares were fair valued at $18,500.
d.	On May 29, 2020, the Company issued 600,000 common shares as consideration for a convertible note issued by the Company, the shares were fair valued at $nil.
e.	On June 9, 2020, the Company issued 270,000 shares pursuant to a debt settlement, the shares were fair valued at $27,000.
f.	On June 11, 2020, the Company issued 1,200,000 common shares to settle and terminate a business advisory agreement, the shares were fair valued at $150,000.
g.	On June 24, 2020, the Company issued 600,000 common shares in lieu of fees for consulting services. The shares were fair valued at $66,000.
h.	On June 29, 2020, the Company issued 300,000 common shares as consideration for a convertible note issued by the Company, the shares were fair valued at $nil.
i.	On July 3, 2020, the Company issued 1,000,000 common shares fair valued at $95,000 for management fees.
j.	On July 15, 2020, the Company issued 500,000 common shares fair valued at $47,500 for management fees.
k.	On August 27, 2020, the Company issued 583,333 common shares to settle $35,000 USD of convertible debt, the shares were valued at $64,167 (note 11).
l.	On September 15, 2020, the Company issued 500,000 common shares fair valued at $40,000 for management fees.
m.	On September 29, 2020, the Company issued 150,000 common shares valued at $nil pursuant to the issuance of an additional convertible note.
n.	On October 16, 2020, the Company issued 75,000 common shares valued at $nil pursuant to the issuances of an additional convertible note.
o.	On November 6, 2020, the Company issued 262,500 common shares in lieu of fees, the shares were fair valued at $21,000.
p.	On December 14, 2020, the Company issued 833,333 common shares to settle $50,000 USD of convertible debt. The shares were valued at $133,333.
q.	On December 17, 2020, the Company issued 1,666,667 common shares to settle $100,000 USD of convertible debt. The shares were valued at $291,667.
r.	On December 18, 2020, the Company issued 2,100,000 common shares to settle $199,752 USD of debt. The shares were fair valued at $357,000 and the Company recorded a loss on debt settlement of $103,773.
s.	On December 21, 2020, the Company issued 100,000 common shares as consideration for a convertible note issued by the Company, the shares were fair valued at $nil.
t.	On December 23, 2020, the Company issued 1,846,564 common shares to settle $110,794 USD of convertible debt. The shares were valued at $267,752.

ParcelPal Technology Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

During the year ended December 31, 2019:
a.	On January 31, 2019, the Company issued 150,000 common shares to settle debt of $45,000. The shares were fair valued at $45,000 and no gain or loss on debt settlement was recorded.
b.	On March 22, 2019, the Company issued 210,000 common shares in lieu of fees, the shares were fair valued at $79,800.
c.	The Company received $194,737 of subscriptions receivable.
d.
On April 8, 2019, the Company issued 171,427 common shares to its officers, directors and consultants to settle corporate indebtedness of $60,000, the shares were fair valued at $60,857 and a loss on debt settlement of $857 was recorded.

e.	The Company issued 1,275,000 common shares pursuant to exercise of stock options for proceeds of $256,249.
f.	The Company issued 2,958,600 common shares pursuant to exercise of warrants for proceeds of $339,870.
g.	The Company issued 600,000 common shares in lieu of fees, the shares were fair valued at $132,000.
h.	On September 10, 2019, the Company issued 293,020 common shares to settle debt of $63,000, the shares were fair valued at $63,000 and no gain or loss on debt settlement was recorded.
i.	On July 30, 2019, the Company issued 500,000 common shares in lieu of fees, the shares were fair valued at $115,000.
j.	On September 10, 2019, the Company issued 280,000 common shares in lieu of fees, the shares were fair valued at $37,800.
k.
On November 22, 2019, the Company closed a non-brokered private placement financing consisting of 4,071,353 units at a price of $0.085 per unit for gross proceeds of $346,065. Each unit consists of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company exercisable at a price of $0.15 per share for a period of 24 months from the date of issuance. The Company incurred cash share issuance costs of $20,442 and issued 48,800 finders’ warrants exercisable at a price of $0.15 per share for a period of 24 months from the date of grant. The fair value of the finders warrants were fair valued at $2,034 using the Black Scholes option pricing model. As at December 31, 2019, the Company had $72,875 in subscriptions receivable relating to the private placement.

ParcelPal Technology Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

Stock Options

The Company has adopted an incentive stock option plan, which enables the Board of Directors of the Company from time to time, at its discretion, and in accordance with the CSE requirements to, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares. Each stock option permits the holder to purchase one share at the stated exercise price. The options vest at the discretion of the Board of Directors.

The following is a summary of the Company’s stock option activity:
	Number of Options #	Weighted Average Exercise Price $

Balance, December 31, 2018	10,829,000	0.24

Granted	3,400,000	0.15
Exercised	(1,275,000)	0.20
Expired	(655,000)	0.24
Forfeited	(1,925,000)	0.24
Balance, December 31, 2019	10,374,000	0.22

Granted	6,725,000	0.09
Exercised	(2,000,000)	0.09
Expired	(200,000)	0.17
Forfeited	(5,099,000)	0.20
Balance, December 31, 2020	9,800,000	0.15

Pursuant to the exercise of stock options the Company reallocated $130,127 (2019 - $205,708) of contributed surplus to share capital.

On May 6, 2020, the Company granted 2,875,000 options to officers, directors and consultants of the Company. The options had an exercise price of $0.09, vested immediately and expire on May 6, 2025. The Company fair valued the options using the Black-Scholes option pricing model at $208,995.

On June 1, 2020, the Company granted 250,000 options to an employee of the Company, the options have an exercise price of $0.14 and expire on January 30, 2023. The options vested immediately and were fair valued at $14,251.

On July 22, 2020, the Company granted 500,000 options to consultants of the Company, the options have an exercise price of $0.09 and expire on July 22, 2025. The options vested immediately and were fair valued at $34,827 using the Black-Scholes option pricing model.

ParcelPal Technology Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

On November 12, 2020, the Company granted 1,000,000 options to consultants of the Company, the options have an exercise price of $0.09 and expire on November 12, 2025. The options vested immediately and were fair valued at $57,909 using the Black-Scholes option pricing model.

On November 12, 2020, the Company granted 2,000,000 options to directors, officers and consultants of the Company, the options have an exercise price of $0.075 and expire on November 12, 2025. The options vested immediately and were fair valued at $121,608 using the Black-Scholes option pricing model.

During the year ended December 31, 2020, the Company recorded share-based payments expense of $473,103 (2019 - $776,962; 2018 - $1,548,784) pursuant to the vesting of previously granted options and the granting of the above-mentioned options. The Company fair values options using the Black-Scholes option pricing model using the following assumptions:

	December 31, 2020	December 31 2019

Weighted average fair value of options granted	$0.06	$0.04

Risk-free interest rate	0.44 – 1.51%	1.15%-1.8%
Estimated life	1 – 5 years	5.00 years
Expected volatility	106% - 119%	112%-122%
Expected dividend yield	0.00%	0.00%

As at December 31, 2020 the following options were outstanding and exercisable:

Expiry Date	Exercise price $	Remaining life (years)	Options outstanding
November 17, 2022	0.16	1.88	150,000
November 28, 2022	0.18	1.91	550,000
January 21, 2023	0.32	2.06	450,000
May 1, 2023	0.24	2.33	500,000
June 28, 2023	0.20	2.49	25,000
August 15, 2023	0.21	2.62	400,000
August 31, 2023	0.27	2.67	450,000
November 22, 2023	0.26	2.89	150,000
December 13, 2023	0.25	2.95	750,000
May 2, 2024	0.27	3.34	150,000
May 17, 2024	0.245	3.41	200,000
June 17, 2024	0.245	3.46	300,000
May 6, 2025	0.09	4.35	2,875,000
June 1, 2025	0.14	2.08	250,000
July 22, 2025	0.09	4.56	500,000
November 12, 2025	0.075	4.87	2,100,000
		3.69	9,800,000

ParcelPal Technology Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

Warrants

The following is a summary of the Company’s warrant activity:
	Number of Options #	Weighted Average Exercise Price $

Balance, December 31, 2018	13,877,917	0.20

Issued	2,084,476	0.15
Exercised	(2,958,600)	0.11
Expired	(891,480)	0.08
Balance, December 31, 2019	12,112,313	0.23

Exercised	(200,000)	0.15
Expired	(10,027,836)	0.29
Balance, December 31, 2020	1,884,477	0.15

As of December 31, 2020 the following share purchase warrants were outstanding and exercisable:

Expiry Date	Number Outstanding	Exercise Price $

November 22, 2021	1,884,477	0.15
	1,884,477	0.15

7.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers. The remuneration of directors and key management personnel is as follows:

	2020 $	2019 $	2018 $
Consulting fees	372,066	322,656	98,225
Management fees	305,158	163,800	72,000
Share-based compensation	295,786	-	276,211
	973,010	486,456	446,436

Included in accounts payable as at December 31, 2020 is $85,669 (December 31, 2019 - $64,047) owing to directors and officers. These amounts are non-interest bearing, unsecured and due on demand.

ParcelPal Technology Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

8.	INCOME TAXES

The income tax provision differs from expected amounts calculated by applying Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	December 31,	December 31,	December 31,
	2020 $	2019 $	2018 $
Net loss for the year	(4,874,082)	(4,610,512)	(3,664,376)
Statutory income tax rate	27%	27%	27%
Expected income tax recovery	(1,316,002)	(1,244,838)	(989,382)
Permanent differences	120,014	205,553	418,172
Adjustments to prior year versus statutory tax return	-	-	(69,594)
Change in unrecognized deferred assets	1,195,988	1,039,285	640,804
Income tax recovery	-	-	-

Temporary differences that give rise to the following deferred tax assets and liabilities are:

	December 31,	December 31,	December 31,
	2020 $	2019 $	2018 $
Deferred tax assets
Non-capital tax loss carry forwards	3,440,372	2,260,154	1,203,851
Other	64,347	109,482	123,003
Share issuance costs	43,527	43,527	47,024
	3,548,246	2,413,163	1,373,878
Valuation allowance	(3,548,246)	(2,413,163)	(1,373,878)
	-	-	-

As at December 31, 2020, the Company has approximately $12,742,000 of non-capital losses in Canada that may be used to offset future taxable income, expiring between 2026 and 2040.

9.	FINANCIAL INSTRUMENTS

Classification of financial instruments
The Company’s financial instruments consist of cash, accounts receivable, loans receivable, accounts payable and accrued liabilities and lease obligations. The Company classifies cash, accounts receivable and loans receivable as financial assets at amortized cost. Accounts payable and lease obligations are classified as financial liabilities at amortized cost.

The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk and liquidity risk. When material, these risks are reviewed and monitored by the Board of Directors.

There have been no changes in any risk management policies during the year ended December 31, 2020.

ParcelPal Technology Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

Fair value
Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:
•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The carrying value of the Company’s financial assets and liabilities measured at amortized cost approximate their fair value due to their short term to maturity.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk
Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s accounts receivable includes $264,296 due from one major customer. The customer is of low credit risk, none of the balance is past due and was collected subsequent to year end. The Company’s cash is held in large Canadian financial institutions and is not exposed to significant credit risk.

Interest risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the directors are actively involved in the review, planning, and approval of significant expenditures and commitments. During the year ended December 31, 2020, the Company entered into an agreement pursuant to which it received access to a US $5,000,000 equity line of credit for a period of three years. As at December 31, 2020, the Company has not accessed the equity line of credit.

Foreign exchange risk
The Company’s functional currency is the Canadian Dollar and major transactions are transacted in Canadian Dollars and US Dollars. The Company maintains a US Dollar bank account in Canada to support the cash needs of its operations. Management believes that the foreign exchange risk related to currency conversion is minimal and therefore does not hedge its foreign exchange risk.

Capital Management
The Company defines capital that it manages as its shareholders’ equity. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development of a social collaborative charting, news and communication platform for traders. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

ParcelPal Technology Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes to the Company’s approach to capital management during the year ended December 31, 2020.

10.	LEASE OBLIGATIONS

During the year ended December 31, 2017 the Company entered into multiple 36-month vehicle lease agreements, the Company present valued the lease payment using its incremental borrowing rate ranging from 9.48% to 9.72%. The Company recorded lease liabilities of $412,525. During the year ended December 31, 2018 the Company entered into additional vehicle lease agreements ranging from 24-36 months in term. The Company present valued the lease payments using incremental borrowing rates ranging from 6.88% to 9.75% and recorded initial lease obligations of $349,286.  During the year ended December 31, 2020 the Company entered into additional vehicle lease agreements ranging in term from 12-48 months in term. The Company present valued the lease payments using its incremental borrowing rate of 11.31% and recorded a lease obligation of $353,687.

The Company’s lease obligations as at December 31, 2020 and 209 and the changes for the years then ended are as follows:

$

Balance, December 31, 2018	509,360
Interest expense	29,958
Payments	(336,520)
Balance, December 31, 2019	202,798
Lease additions	358,423
Lease termination	(2,623)
Interest expense	28,671
Payments	(374,366)
Balance, December 31, 2020	212,903

The Company’s future minimum lease payments under the lease obligations as at December 31, 2020 and December 31 2019 are as follows:

	December 31, 2020 $	December 31, 2019 $

Less than 1 year	104,745	204,323
1-5 years	134,784	6,013
5 + years	-	-
Total minimum lease payments	239,529	210,336
Less: Imputed Interest	(26,626)	(7,538)
Total lease obligations	212,903	202,798
Current portion of lease obligations	(92,736)	(196,957)
Non-current portion of lease obligations	120,167	5,841

During the year ended December 31, 2020, the Company also incurred $58,042 in short-term vehicle lease expense that is not included above.

11.	CONVERTIBLE PROMISSORY NOTE

During the year ended December 31, 2020, the Company entered into multiple US dollar denominated convertible note agreements, with each convertible note containing a guaranteed interest rate between 5% and 10%, a 5% original issue discount on the principal of the convertible note, incentive common shares of the Company and the right to convert at a fixed price of US $0.06 to US $0.08 per share. As the convertible note and embedded conversion feature are denominated in US dollars and the Company has a Canadian dollar functional currency, they are within the scope of IAS 32 – Financial Instruments: Presentation, the value of the conversion feature is subject to changes in value based on the prevailing market price, resulting in a derivative liability. On initial recognition, the Company used the residual value method to allocate the principal amount of the convertible note between the derivative liability and host debt components. The derivative liability was valued first using the Black Scholes option pricing model and the residual was allocated to the host debt component. As the fair value of the debt, when discounted using the Company’s discount rate of 11.31% was greater than the total consideration received, the incentive shares were allocated a value of $nil.

ParcelPal Technology Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

The derivative liability is remeasured at fair value through profit or loss at each reporting period using the Black-Scholes pricing model using the following assumptions:

December 31, 2020

Risk-free interest rate	0.10 – 0.34%
Estimated life	.5-.75 years
Expected volatility	60% - 101%
Expected dividend yield	0.00%

The convertible notes issued during the year are as follows:

On April 14, 2020, the Company issued a convertible note for US$367,500 with a guaranteed interest rate of 10%  and an original issue discount of US$17,500. The convertible note was received in two tranches, the first US$262,500 (CAD - $350,092) on April 17, 2020 (“First Tranche”) and the remaining US$105,000 (CAD - $139,893) on May 7, 2020 (“Second Tranche”). The convertible note had a maturity date of 225 days from the date the cash was received and could be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 600,000 common shares valued at $nil.

On initial measurement the Company fair valued the conversion option of the First Tranche at $85,981 and allocated the residual value of $264,111 to the loan. The Company amortized the loan to maturity using an effective interest rate of 37.12%. During the year ended December 31, 2020, the First Tranche was converted into 4,929,897 common shares valued at $756,919.

The conversion option on the Second Tranche was fair valued at $39,528 with the residual value of $100,365 allocated to the loan. The loan was amortized to maturity using an effective interest rate of 49.31%. The loan matured on December 18, 2020 and was converted subsequent to year end.

On June 29, 2020, the Company issued a second convertible note for US$210,000 (CAD - $273,526) with a guaranteed interest rate of 5% and an original issue discount of US$10,000. The note matures on February 9, 2021 and can be converted into common shares of the Company at a conversion price of US$0.08 per common share. As consideration for the convertible note the Company issued 300,000 common shares fair valued at $nil. The conversion option was fair valued at $60,816 with the residual value of $212,710 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 33.98%.

On September 29, 2020, the Company issued a convertible note for US$157,500 (CAD - $201,178) with a guaranteed interest rate of 5% and an original issue discount of US$7,500. The note matures on March 28, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 150,000 common shares fair valued at $11,250. The conversion option was fair valued at $47,535 with the residual value of $153,643 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 37.44%.

On October 16, 2020, the Company issued a convertible note for US$78,750 (CAD - $99,239) with a guaranteed interest rate of 5% and an original issue discount of US$3,750. The note matures on April 14, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 75,000 common shares fair valued at $nil. The conversion option was fair valued at $29,544 with the residual value of $69,695 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 48.62%.

ParcelPal Technology Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

On December 21, 2020, the Company issued a convertible note for US$105,000 (CAD - $128,770) with a guaranteed interest rate of 5% and an original issue discount of US$5,000. The note matures on June 19, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 100,000 common shares fair valued at $nil. The conversion option was fair valued at $38,631 with the residual value of $90,139 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 49.31%.

The fair value of the derivative liability at December 31, 2020 was $794,631 (2019 - $nil). During the year ended December 31, 2020 the Company realized a loss on fair value of derivative liability of $287,661 (2019 - $nil) related to conversion and $587,577 (2019 - $nil) in unrealized loss from remeasurement of the outstanding derivative liabilities.

The changes in the fair value of the derivative and loan balances were as follows:

	Convertible Debt $	Derivative Liability $

Balance, December 31, 2019 and 2018	-	-
Additions	890,664	302,035
Interest expense	77,640	-
Accretion	246,291	-
Change in fair value of derivative liability	-	866,238
Conversion of convertible debt	(384,820)	(373,642)
Foreign exchange on loan	(63,704)	-
Balance, December 31, 2020	766,070	794,631

12.	COST OF SALES

For the years ended December 31, 2020, 2019 and 2018, cost of sales consists of the following:

	December 31, 2020 $	December 31, 2019 $	December 31, 2018 $
Amortization	388,859	349,668	315,581
Driver expenses	121,352	211,204	29,470
Fuel	396,343	422,726	350,357
Salaries and wages	4,983,299	3,352,958	2,187,768
Vehicle rentals	58,042	-	-
	5,947,895	4,336,556	2,883,176

13.	SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2020 the Company issued 2,786,667 shares valued at $434,000 to settle accounts payable of $330,227 and issued 4,868,056 shares, valued at $422,000, for consulting services.

During the year ended December 31, 2019 the Company issued 614,447 shares valued at $168,856 to settle accounts payable of $168,000 and issued 1,590,000 shares, valued at $364,600, for consulting services.

During the year ended December 31, 2019 the Company received $8,374 in interest relating to loans receivable (note 4).

ParcelPal Technology Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2020 and 2019
(Expressed in Canadian Dollars)

14.	SUBSEQUENT EVENTS

Subsequent to December 31, 2020:
1)	The Company issued 8,866,447 common shares pursuant to the settlement of US$587,112 convertible debt.
2)
The Company issued an unsecured multi-tranche convertible note with a face value of up to US$1,050,000. Upon issuance of the note the Company received the first of US$350,000 and issued 300,000 common shares as consideration for the first tranche.

3)	The Company issued 175,000 incentive shares pursuant to the issuance of a convertible note of US$175,000.
4)	The Company issued 657,000 shares pursuant to the exercise of 657,000 warrants for gross proceeds of $98,500.
5)	The Company issued 100,000 shares pursuant to the exercise of 100,000 stock options for gross proceeds of $9,000.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1*	Articles of ParcelPal Technology Inc.

4.1*	Form of Warrant.

4.2*	Convertible Promissory Note Agreement between ParcelPal Technology Inc. and Tangiers Global, LLC, dated June 29, 2020.

4.2*	Convertible Promissory Note Agreement between ParcelPal Technology Inc. and Tangiers Global, LLC, dated April 14, 2020.

4.3*	Convertible Promissory Note Agreement between ParcelPal Technology Inc. and Tangiers Global, LLC, dated September 29, 2020

4.4#	Registration Rights Agreement between ParcelPal Technology Inc. and Tangiers Global, LLC, dated December 16, 2020.

4.5#	Investment Agreement between ParcelPal Technology Inc. and Tangiers Global, LLC, dated December 16, 2020

4.6#	Convertible Promissory Note Agreement between ParcelPal Technology Inc. and Tangiers Global, LLC, dated March 12, 2021

4.7*	ParcelPal Technology Inc. Stock Option Plan

10.1✓*	Platform Agreement between ParcelPal Technology Inc. and Lineten Technologies Inc, dated February 14, 2020.

10.2✓#	Transportation Agreement between ParcelPal Technology Inc. and Amazon Canada Fulfillment Services, Inc., dated February 11, 2021.

10.3*	Consulting Agreement for Chief Executive Officer of ParcelPal Technology Inc., dated March 27, 2020.

10.4✓*	Transportation Services Agreement between ParcelPal Technology Inc. and Goodfood Market Inc., dated May 26, 2020.

10.5✓#	Delivery Service Agreement between ParcelPal Technology Inc. and Bayshore Specialty Rx, dated March 31, 2021

10.6✓#	Delivery Service Agreement between ParcelPal Technology Inc. and Oco Meals, dated March 29, 2021

10.7✓#	General Delivery Service Agreement between ParcelPal Technology Inc. and CareRx Corporation, dated November 19, 2020

12.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

15.1#	Consent of Independent Registered Public Accounting Firm.

✓
Certainconfidential portions of this exhibit were omitted by means of marking such portions with brackets (“[***]”) because the identified confidential portions are not material and would be competitively harmful if publicly disclosed.

#	Filed herewith
*	Filed as an Exhibit to our Form 20-F filed with the SEC on August 4, 2020, as subsequently amended, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARCELPAL TECHNOLOGY INC.

/s/ Rich Wheeless

Rich Wheeless

Chief Executive Officer, Chief Financial Officer, Director

Date: April 30, 2021