Form 20-F
period 2021-12-31
ParcelPal Logistics Inc.
filed 2022-05-04
CIK 1819074

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

Fiscal year ended December 31, 2021

For the transition period from                        to

Commission file number 000-56191
ParcelPal Logistics Inc.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
1111 Melville Street, Suite 620, Vancouver, BC V6A 2S5, Canada
(Address of principal executive offices)
Rich Wheeless
Rich@parcelpal.com
(Tel. (587) 883 9811

1111 Melville Street, Suite 620, Vancouver, BC V6A 2S5, Canada
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

The number of outstanding Common Shares of the issuer as at December 31, 2021, was 155,838,733.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

In this annual report on Form 20-F, “ParcelPal,” “Company,” “we,” “us” and “our” refer to ParcelPal Logistics Inc., unless the context otherwise provides.

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

However, even though we qualify as an emerging growth company, we have determined not to avail ourselves of these scaled disclosure requirements at this time and to instead comply with the foreign private issuer rules which are set forth in above.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

A.	Directors and Senior Management

For the names, business addresses and functions of our directors and senior management, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees – C. Board Practices.”

B.	Advisers

Our principal legal adviser is Rimôn P.C., 100 Park Avenue, 16th Floor, New York, NY 10017.

C.	Auditors

Our auditors for the years 2019 and 2020 were Dale Matheson Carr-Hilton Labonte LLP.  Our auditor for the year 2021 was BF Borgers CPA PC.

Item 2.	Offer Statistics and Expected Timetable

Item 2 details are not required to be disclosed as part of the annual report.

Item 3.	Key Information

A.	Selected financial data

The selected financial data have been derived from the financial statements of the Company for and as of the years ended December 31, 2021, 2020, and 2019 included in this annual report.

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

Summary of profit or loss and other comprehensive income (IFRS)	2021 C$	2020 C$	2019 C$
Revenue and other income	7,521,952	6,317,329	4,782,865

Loss before income tax expense from continuing operations	(4,102,608)	(4,874,082)	(4,610,512)

Loss after income tax expense from discontinued operations	—	—	—

Loss after income tax expense for the period	(4,102,608)	(4,874,082)	(4,610,512)

Net (loss) attributable to shareholders of ParcelPal	(4,102,608)	(4,874,082)	(4,610,512)

Earnings per share for loss from continuing operations attributable to the owners of ParcelPal

Basic (loss) per share (cents per share)	(0.03)	(0.05)	(0.06)

Summary of profit or loss and other comprehensive income (IFRS)	2021 C$	2020 C$	2019 C$
Diluted (loss) per share (cents per share)	(0.03)	(0.05)	(0.06)
Weighted average number of common share shares used to calculate earnings per share	152,119,211	91,147,886	80,778,869

Number of outstanding common shares at period end	155,838,733	102,953,973	86,944,353

Summary of financial position (IFRS)	2021 C$	2020 C$	2019 C$
Cash	551,961	255,668	295,593

Total assets	5,489,326	999,238	1,328,620

Net assets/Equity	207,605	(2,156,332)	433,968

Debt	2,429,227	766,070	—

Capital Stock	17,622,777	11,408,737	9,367,691

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

The following table sets forth our capitalization and indebtedness on an actual basis as of December 31, 2021, as derived from our financial statements, which are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. The information in this table should be read in conjunction with the financial statements and notes related thereto.

As of December 31, 2021 (C$)
Cash and cash equivalents	551,961

Borrowings	(2,429,227)

Equity:

Issued capital	17,622,777

Subscriptions received in advance	--

Reserves	3,620,300

Accumulated losses	(21,031,270)

Total equity	207,605

Total capitalization	(1,667,640)

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk factors

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

We have completed a number of non-brokered private placements, mainly in the form of convertible debt, most recently in September 2021, carrying a face value of up to US$2,300,000 (assuming the holder funds and we take all of tranches available under this Note) (reference to any prior and current convertible notes, are collectively referred to as, the “Notes”). In the case of an Event of Default under the terms of the convertible notes, which include cross-default provisions with respect to any breach of any term of other notes or similar debt instrument, that we fail to cure within the appropriate grace period, we would be considered in default under the Notes. As a result of any default, the Principal Amount of the Notes then outstanding and owing through the date of acceleration, shall become, at the holder’s election, immediately due and payable in cash.

Should the Company for some reason default on any of the Notes, or on one of its other debt instruments, exercisable securities or convertible notes, if any, such default may materially impair our ability to execute our business plan, obtain future financing (or on reasonable terms) or be able to fund operations, as it may cause the loss of our assets and significantly increase the principal amounts, amount of stock issuable and calculated interest rates thereunder, which, in turn, could cause our stock price to decrease significantly, result in substantial dilution or cause us the inability to raise additional equity capital.

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

Effect of international conflicts on supply chain and energy costs, including fuel costs for delivery fleet.

The demand for, and price of, oil and gas is highly dependent on a variety of factors, including international supply and demand, the level of consumer demand, weather conditions, the price and availability of alternative fuels, actions taken by governments in setting energy policy, and global economic and political developments. Domestic and international oil and gas prices have fluctuated widely in recent years and may continue to fluctuate significantly in the future. Recent fuel and energy costs have risen further for a number of reasons, including the push for green energy alternatives (which are not currently widely commercially available), the closure of domestic oil and gas pipelines and the limitations of fossil fuel exploration on federally owned or controlled lands.  This situation has  been exacerbated by international conflicts, including the recent military invasion of Ukraine by Russia.  While gas and energy prices have risen significantly throughout 2021, they have spiked higher in 2022 in part as a result of the foregoing Ukrainian invasion.  These combined issues have caused our vehicle fuel costs to rise significantly and, therefore, increased the cost of doing business.  We cannot predict where the price of vehicle fuel will go in the long term, but in the near and intermediate term, such rising costs may significantly negatively impact our operating profits and costs of doing business, thus causing a negative impact on our operating margins.

We may be adversely affected by supply chain issues.

Supply chain issues have struck virtually every industry, including, but not limited to, the manufacturing space , semiconductor and chips, production of home and commercial electronics and appliances, mechanized equipment, automobiles and marine vehicles and other items that require manufacturing, repair or maintenance of products.  All businesses have been negatively affected by both the Covid-19 Pandemic, government imposed restrictions and policies among other tangential effects or each, both domestically and internationally. These issues have also triggered labor and workforce shortages.  These shortages could affect the availability of our fleet of delivery vehicles from running at maximum or sufficient capacity required to service the needs of current and/or new customers. As a result, any inability to make scheduled deliveries, service growing or new customers or have the ability establish new geographic locales could cause us to experience a reduction or loss in customers, revenues or reduce the growth rate of our company, each or any one of which could adversely affect relationships with existing and prospective customers. The supply chain and workforce shortages has also been and may continue to be impacted by the COVID-19 pandemic, or future variants entering the market, and/or may be impacted by other events outside our control, including macro-economic events, trade restrictions, political crises, other public health emergencies, or natural or environmental occurrences.  As a result, such shortages have adversely affected and, could in the future adversely affect, our operating results.

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

Since inception, the Company has entered into a number of customer agreements which generate the vast majority of our gross revenue. And while we have more recently undertaken an expansion and diversification business plan to lessen this concentration of customer revenue, in the near term, these agreements are a critical component in the Company’s success in generating sufficient sales related cash flow to fund ongoing operations. In particular, the revenue generated from the agreement we entered into with Amazon amounted to 94% of our total revenue for 2020 and amounted to 90% of our total revenue for 2021.  Because of our continued customer diversification, we currently expect the gross revenue generated from the Amazon agreement to amount to 80% of our total revenue for 2022.

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

Our ability to grow successfully requires an effective planning and management process. The expansion and growth of our business, including in the United States, could place a significant strain on our management systems, infrastructure and other resources. To manage our growth successfully, we must continue to improve and expand our systems and infrastructure in a timely and efficient manner. Our controls, systems, procedures and resources are currently not adequate to support a rapidly changing and growing company. If our management fails to respond effectively to changes and rapid growth in our business, including acquisitions or growth of our business, there could be a material adverse effect on our business, financial condition, results of operations and future prospects.

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

Our ability to grow successfully requires an effective planning and management process. In late 2021, we significantly expanded our operations into the United States, and we intend to continue to expand the scope of our operations activities significantly. If we are successful in executing our business plan, we will experience growth in our business that could place a significant strain on our business operations, finances, management, and other resources. In the event of a significant acquisition, we may also need to retain or hire management and staff, which will require capital and time and other resources, all or any of which may place additional strain on the Company’s management and resources. The factors that may place strain on our resources include, but are not limited to, the following:

•	the need for continued development of our financial and information management systems;

•	the need to manage strategic relationships and agreements with distributors, customers, and strategic partners;

•	difficulties in hiring and retaining skilled management, technical, and other personnel necessary to support and manage our business.

•	difficulties in running operations in more than one country simultaneously, and manage workforces in each such country under varying applicable laws.

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

Our cash was C$551,961 in 2021, C$255,668in 2020, C$295,593 in 2019. Our current liabilities were  C$4,876,800 in 2021, C$3,035,403 in 2020, C$888,811 in 2019. Even though our policy is to ensure that we will always have sufficient cash to our obligations when they become due, under both normal and stressed conditions, we may not be able to do so. If we are unable to meet our obligations, our business operations may be negatively affected.

Our independent auditors have expressed their concern as to our ability to continue as a going concern.

We reported an accumulated deficit of C$21,031,270 and had stockholders’ equity of C$207,605 at December 31, 2021. As a result of our financial condition, we have received a report from our independent registered public accounting firm for our financial statements for the years ended December 31, 2021, 2020, and 2019, that includes an explanatory paragraph describing the uncertainty as to our ability to continue as a going concern without the infusion of significant additional capital. There can be no assurance that management will be successful in implementing its plans. If we are unable to raise additional financing, we may cease operations.

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

Risks related to the 2020 Global Pandemic.

In March 2020, the World Health Organization declared a global pandemic related to the virus known as COVID-19. The expected impact on domestic and global commerce have been and are anticipated to continue to be far reaching. To date there have been significant stock market declines and the movement of people and goods worldwide has become severely restricted. Management is actively monitoring the situation and is taking appropriate steps as needed to ensure minimal disruption to the Company’s operations. There is a risk the COVID-19 pandemic will disrupt the Company’s operations and the movement of goods and services, as well as its investments in personnel, expansion, marketing and sales generally.  While vaccines and other therapeutics to treat COVID-19 have become available, and certain markets have reopened, the global pandemic and variants of the Covid-19 virus have severely hampered many industries that will take years to recover, and continues to have adverse negative effects on many workforces, societal norms and industries.

Our expansion places a significant strain on our management, operational, financial, and other resources.

We are continuing to significantly expand our operations, including recently significantly expanding operations into the United States, increasing our product and service offerings, exploring the addition of a dedicated warehousing facility and scaling our infrastructure to support our services. The scale of our expanding business might place significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions, and our expansion increases these factors. Failure to manage growth effectively could damage our reputation, limit our growth, and negatively affect our operating results. Any such foreign or domestic jurisdiction expansion, merger or acquisition by us may also result in the failure of our business, result in operating losses, legal proceedings or claims, incurrence of tax obligations, or cause reputational harm or termination of existing business contracts, any one of which could adversely affect our operations, reduction in stock value, among other serious adverse events.

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

We may lose our foreign private issuer status in the future, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant additional legal, accounting and other expenses.

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

Our Articles of Incorporation authorizes the issuance of an unlimited number of our common shares, no par value, of which 155,838,733 shares are currently issued and outstanding as of December 31, 2021. The future issuance of common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and may have an adverse effect on any trading market of our common shares.

We may need to finance our future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. Any additional funds that we obtain may not be on terms favorable to us or our stockholders and may require us to relinquish valuable rights.

As of our most recent year ended December 31, 2021, we had C$551,961 of available cash. We will need to raise additional funds to pay outstanding vendor invoices, meet operating expenses and execute our business plan, including any expansion plans. Our future cash flows depend on our ability to market and sell our common shares, and our ability to continue to cut expenses to reach net even or positive cashflows from operations. There can be no assurance that we will have sufficient funds to execute our business plan or complete a strategic transaction, or that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.

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

If our shareholders sell substantial amounts of our common shares in the public market, or upon the expiration of any statutory holding period under applicable Canadian rules, Rule 904 or Rule 144, or issued upon the exercise of outstanding options, convertible notes or warrants, it could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our common shares could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

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

Our common shares issued or to be issued to Tangiers pursuant to the convertible notes we sold to them in 2020, and in March and September 2021 will be purchased (i) at a fixed price as of the date of such investment, if exercised prior to the maturity date of each such note, or (ii) if converted after such maturity date, e.g., if under the March and September 2021 notes, at 83% of the average of the two lowest volume weighted average prices in the 10 day period prior to conversion; however, all such conversions carry a regulatory floor of not less than $.05 CN per share. If Tangiers purchases such shares at a price which is lower than market price, our shareholders will be diluted and the price of our common shares may be negatively affected.

Tangiers will pay less than the then-prevailing market price for our common stock under our existing equity line of credit facility.

Our common stock to be issued to Tangiers pursuant to the terms of an Investment Agreement, dated December 16, 2020, will be purchased at 85% of the lowest VWAP of the common stock during the 5-day pricing period applicable to the Company’s Put Notice (described in under the heading “Investment Agreement” in this annual report), provided, however, an additional 10% will be added to the discount of each company put if (i) the Company is not DWAC eligible and (ii) an additional 15% will be added to the discount of each Company put if the Company is under DTC “chill” status on the applicable put notice date. “VWAP” means, for any date, the price determined by the daily volume weighted average price of the common stock for such date (or the nearest preceding date) on the Company’s trading market on which the common stock is then listed or quoted for trading. Tangiers has a financial incentive to sell our common stock immediately upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price. All such conversions are subject to a regulatory floor price of not less than $.05 CN per share.  If Tangiers sells the shares, the price of our common stock could decrease. If our stock price decreases, Tangiers may have a further incentive to sell the shares of our common stock that it holds. Such sales could have a further negative impact on our stock price and may result in dilution to you and our existing stockholders.

Item 4.	Information on the Company

A.	History and development of the Company

We were incorporated under the laws of Alberta in March 1997 and, in June 2006, changed our jurisdiction of incorporation to British Columbia, Canada. The registered office is located at Suite 620, 1111 Melville St, Vancouver, BC V6E 3V6, and our telephone number is 1-587-883-9811. Our address on the Internet is www.parcelpal.com. The information on, or accessible through, our website is not part of this annual report on Form 20-F. We have included our website address in this annual report on Form 20-F solely as an inactive textual reference. The Company has appointed Vcorp Services, LLC, located at 25 Robert Pitt Drive, Suite 204, Monsey, New York 10952, as agent for service of process to receive legal correspondence on our behalf.

See also “Subsequent Events” in Note 14 of this annual report for additional information on other capital financing, customer agreement and expansion transactions entered into subsequent to the reporting period of this annual report, including with Sysco@Home, Bayshore Specialty Rx, Oco Meals and other new customer agreements and expansion opportunities, as well as an (up to) $2,300,00 face value financing in September 2021, each of which we have previously announced.

On November 30, 2021, we announced an agreement with UpMeals, which is another meal kit delivery company.

On October 18, 2021, the Company changed its auditor from Dale Matheson Carr-Hilton LaBonte LLP (“DMCL”) to BF Borgers CPA, PC (“BF Borgers”) as its independent registered public accounting firm.

On October 5, 2021, we announced that we signed a “letter of intent” for an acquisition of another United States delivery service company.

On September 16, 2021, the Company announced that the parties related to the Company’s acquisition of its first United States delivery service company officially closed the transaction.

On September 15, 2021, the Company completed a non-brokered private placement pursuant in which we issued an unsecured convertible note to Tangiers Global, LLC with a face value of up to US$2,300,000. See Item 10C “Material Contracts” for more information.

On August 31, 2021, we announced an agreement with WeDoLaundry which operates in the laundry and dry cleaning space.

On August 12, 2021, we announced an agreement to provide delivery services with Farmer’s Meal.  The Company will be delivering meal kits to customer’s homes, catered meals to offices and meal distribution to various other businesses.

On July 6, 2021, we announced the signing of an agreement for our first warehouse in the Vancouver area.

On June 18, 2021, the Company officially changed its name from “ParcelPal Technology Inc.” to “ParcelPal Logistics Inc.” and the Company’s common shares began trading under the new name.

On March 12, 2021, the Company completed a non-brokered private placement pursuant in which we issued an unsecured convertible note to Tangiers Global, LLC with a face value of up to US$1,050,000. See Item 10C “Material Contracts” for more information. Most of the note has been converted and as of the date of the report US$6,000 remains outstanding.

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

On September 29, 2020, the Company completed a non-brokered private placement pursuant in which it issued an unsecured convertible note to Tangiers Global, LLC with a face value of up to US$525,000. The note has been fully converted.

On August 20, 2020, we announced that we entered into a partnership with Glenthorne Holdings Inc d/b/a Bear’s Blooms (“Bear’s Blooms”), a large flower subscription service based in Vancouver. Under the terms of the partnership, ParcelPal has been to providing deliveries to Bear’s Blooms’s customers.  Recently the number of deliveries with Bear’s Blooms has dropped significantly. We also announced at that time that we expanded our collaboration with Lineten Technology, Inc.. In particular, we agreed to provide deliveries to customers of a Western Canada based grocer, Sunterra.  The Company had been providing a limited number of deliveries; however, we expect that these partnerships will improve, and our revenue and operating performance will further improve.

On June 29, 2020, the Company completed a non-brokered private placement pursuant in which we issued an unsecured convertible note to Tangiers Global, LLC with a face value of up to US$210,000. The note has been fully converted.

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

On April 14, 2020, the Company completed a non-brokered private placement pursuant in which we issued an unsecured convertible note to Tangiers Global, LLC with a face value of up to US$367,500 (the “Note”). See Item 10C “Material Contracts” for more information. The note has been fully converted.

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

See Item 10C “Material Contracts” for more information concerning a number of the above-referenced contracts.

All information we file with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov.

B.	Business overview

ParcelPal Logistics Inc. is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions. From our hubs in Vancouver, Calgary, and Toronto we offer delivery and logistics solutions for business to business, business to customer, and any other tailored creative solution our partners may require. With our 200+ team members’ expertise in logistics operations and our in-house technical excellence, we are uniquely positioned to create a solution-driven by you and your customer’s needs. Since 2016, our company has serviced over 10 million deliveries for our partners. We give businesses a smart, reliable, and affordable delivery service powered by our licensed technology platform.

Since September 2021, as a result of our first expansion into the United States, we started operating in the Salt Lake City, Utah metropolitan area.  We currently plan to expand and further diversify our operations in the United States, including with new national delivery provider(s) who are not currently a customer of the Company.  The initial U.S. expansion has added to our top line revenues in the fourth quarter of 2021, and the proposed expansion plans, providing and assuming we consummate additional expansion opportunities, shall be intended to both further increase gross revenues, while also increasing operating margins and diversifying our customer base.

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

ParcelPal initially operated in major urban centers in Vancouver, BC area and, subsequently, we have expanded throughout Canada, and most recently into the western United States. As a result of our marketing efforts, we have expanded across the entire lower mainland, offering same-day delivery for select clients.

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

Our services

We offer our delivery services throughout major cities in Canada and now in the western United States. We are in the process of launching our services in additional cities and territories. The majority of our current business is doing same day deliveries and next day deliveries for businesses in the cities in which we operate.

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

ParcelPal intends to pursue a number of technologies, product and marketing initiatives to continue to drive growth in 2022. The Company’s strategic priorities include:

•	targeting to be cash flow positive by the end of 2022;

•	targeting approximately 50% revenue growth for 2022 and significantly improving operating margins by up to 15%;

•
Increasing the number of merchants in various verticals for next-day and same-day delivery services for the B2B (business-to-business) markets, enabling easier customer acquisition and business integration;

•	hiring sales leaders and execution teams in each of our current markets and potential markets;

•	expanding our revenue diversification through large e-commerce contracts, and potential acquisitions;

•	continuing to expand into the Amazon ecosystem throughout Canada and the United States;

•	integrate a new last-mile delivery platform to maximize revenue potential, streamline services and increase overall margins; and

•	deliver more than thirteen million total packages by the end of 2022.

The Company currently has one revenue stream, which is through billable contracts such as Amazon.com Inc and other merchants. Amazon accounted for 95% of our revenue in 2020 and 97% of our revenue in 2021, respectively. Amazon is projected to account for 88% of our revenue in 2022; however, this incremental projected decrease to 88% in 2022 assumes we are able to continue to diversify our customer base or, conversely, that we do not add or acquire a significant new customer or customers which may further reduce this percentage (although there is no guarantee that such an acquisition or further diversifying expansion will be consummated). We are among the top-rated and fastest-growing providers for Amazon in British Columbia, and we have achieved “gold status” as an Amazon fulfilment provider.

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

One of our priorities is to increase our footprint with Amazon and with other small and medium enterprise customers that have operations in major cities, in particular with respect to last mile delivery services, which is our specialty. We have also focused on further expansion in the United States and adding new major customers (outside of Amazon) and an increase in warehousing services.  Other more profitable areas such as home-meal kit and large retail chain store deliveries are those which we will increasingly target. We have also moved into same and next day prescription drug deliveries for nursing homes and expanding into the general population. We believe that these are the types of business services that are highly scalable and will strongly contribute to our profitability.

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

We are not part of a group.  We currently own 95% of a United States delivery service company. as part of our US expansion in late 2021.  Additionally, we own 100% of the shares of our wholly owned subsidiary ParcelPal Logistics USA, Inc., a subsidiary that we formed in 2021, in part to utilize to expand US operations through additional acquisitions and/or the establishment of new significant delivery service operations.

In September 2021, ParcelPal Logistics Inc. completed the acquisition of its first United States delivery service company (“Acquiree”).  The total purchase price (the “Purchase Price”) was $3.1 million USD, consisting of 60% cash and 40% in restricted shares of ParcelPal’s common stock.  ParcelPal and Acquiree also entered into an exclusive services agreement with its principal business source (which also contain non-interference and non-competition clauses to further enhance the likelihood of the short and long term success of the acquired business).  The cash portion of the purchase price was secured via a private placement financing.

D.	Property, plant and equipment

Our registered address is 1111 Melville Street, Suite 620, Vancouver BC V6E 3V6.  We lease a 5,083 square foot warehouse at 819 Tupper Avenue, Coquitlam, BC, V3K 1A3 which is the main hub for our Canadian operations.  The lease agreement commenced in June 2021 and runs through August 2026. We also lease a 500 square foot premise at 3441 Decker Lake Drive, Suite 210, West Valley City, UT 84119 which serves as our US headquarters. With respect to our vehicles fleet, as of the date of this annual report, we lease approximately 94 vehicles that we use to complete most of our deliveries. The Company has also recently purchased some vehicles to help with the demand.

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

Audited Financial Years

	For the year ended December 31,
	2021	2020	2019
	C$	C$	C$
Revenue	7,521,952	6,317,329	4,782,865

Total revenue and other income	7,521,952	6,317,329	4,790,627

Year 2021 compared to year 2020

Revenue
Our revenue increased from C$6,312,329 in 2020, to C$7,521,952 in 2021, primarily due to revenue from our US acquisition which closed in September 2021.

Cost of Revenue
Our cost of revenue increased from C$5,947,895 in 2020 to C$6,253,436 in 2021. This was due to an increase in staff and acquisition/leasing of additional fleet vehicles for more Amazon routes as well as higher vehicle fuel costs.

Personnel costs increased from C$4,983,299 in 2020 to C$5,674,740 in 2021. This was due to an increase in staff for Amazon routes as well as expansion into new areas.

Vehicle fuel costs decreased from C$396,343 in 2020 to C$112,091 in 2021. This was due to decreased fuel cost for vehicles.

Amortization expense decreased from C$388,859 in 2020, to C$346,532 in 2021 due to the Company entering into fewer lease agreements for its delivery fleet.

Gross Profit
Gross profit as a percentage of revenue increased from C$369,434 (5.8%) in 2020 to C$1,268,516 (16.9%) in 2021. This was due to economies of scale in staffing costs from our acquisition coupled with the signing of higher margin B2B customers.

Expenses
Marketing and promotion increased from C$29,146 in 2020, to C$78,804 in 2021, due to increased marketing activities in 2021 as the Company continued to expand into new areas.

Management and director fees increased from C$305,158 in 2020, to C$1,808,250 in 2021, due to increased fees to officers and the issuance of common stock to directors of the Company in 2021. The issuance of $1,300,000 in common stock to officers and directors is a non-cash expense.

Share-based compensation decreased from C$473,103 in 2020, to C$263,672 in 2021, due to fewer stock options being granted.

Consulting fees decreased from C$656,405 in 2020, to C$117,054 in 2021, due to fewer consultants to the business.

Foreign exchange costs worsened from a gain of C$61,236 in 2020, to a loss of C$31,454 in 2021, due to an increase in the exchange rate of the U.S. dollar against the Canadian dollar.

Interest expense increased from C$323,931 in 2020, to C$754,827 in 2021, due to an increase in interest due to the convertible note issuances throughout the year.

Professional fees decreased from C$655,378 in 2020, to C$389,817 in 2021, due to a decrease in accounting and legal fees.

Regulatory and filing fees increased from C$78,945 in 2020, to C$106,758 in 2021, due to an increase in charges associated with the issuance of shares.

Travel and accommodation expenses increased from C$31,692 in 2020, to C$119,692 in 2021, due to an increase in business activity.

Salaries increased from C$533,193 in 2020, to C$546,852 in 2021, primarily related to expansion into additional areas.

Office and miscellaneous expenses decreased from C$1,155,805 in 2020, to C$964,282 in 2021, due to some cost cutting measures.

In 2020 the Company recorded a loss on debt settlement of C$191,733 compared to no loss on debt settlement in 2021.

In 2020 the Company recorded a derivative liability of C$866,238 compared to a C$144,952 derivative liability in 2021 due to the convertible note issuances throughout the year.

Net loss
The Company had a net loss of C$4,874,082 in 2020 compared to C$4,102,608 in 2021, primarily due to the factors described above, including numerous one-time expenses.

The Company had its largest gross revenue quarter since inception with over $3.2M in the fourth quarter of 2021 (compared to Q4 2020 of $2.3M).  Consulting fees in the fourth quarter of 2021 decreased to $25,987 (compared to Q4 2020 of $210,033) as the Company reduced the number of external consultants to conserve cash.  Administrative, office and miscellaneous expenses increased in the fourth quarter 2021 to $400,802 (from 2020 Q4 of $213,536) primarily related to the consolidation of Web-to-Door Trucking in Q4 2021.  During the three months ended December 31, 2021, the Company generated income before other items of $217,893. During the three-months ended December 31, 2020, the Company had an operating profit of $74,939 after factoring in non-recurring professional fees related to the Company’s SEC listing, compared to an operating loss of $651,640 during the three months ended December 31, 2019.

It is important to note, that in FY 2020, approximately $2.3M of primarily non-cash expenses, including amortization, share issuances (including those related to debt settlements), derivative liabilities and approximately $500K in non-recurring (in some cases cash) expenses related to the Company’s primary exchange listing in the United States on the OTCQB, our becoming a United States SEC compliant filer under the Exchange Act of 1934, as amended, the establishment of a $5M equity line of credit facility and the preparation and filing of a Registration Statement on Form F-1 in connection therewith, debt facility financings and the termination and costs (cash and stock) related to numerous previously existing contractual arrangements.

We believe these undertakings have better positioned the Company for lower operating expenses moving forward (as demonstrated, in part, by our cash operating performance in the final three months of 2021), and which provide the Company with significant additional capital to better position the Company moving forward in terms of both cashflow, and for additional acquisitions, mergers, securitization of additional warehousing facilities and/or other strategic transactions as they may arise, and which the Company may actively seek.

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

We have incurred significant losses since our inception. We incurred losses of C$4,102,608, C$4,874,082 and C$4,610,512 in 2021, 2020 and 2019, respectively. As at December 31, 2021, the Company had a working capital deficit of C$3,972,955 compared to a working capital deficit of C$2,379,864 as at December 31, 2020.

The Company manages its capital. In doing so, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development of a social collaborative charting, news and communication platform for traders. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes to the Company’s approach to capital management during the year ended December 31, 2021.

Equity issues

For more information, see Item 10A “Share Capital”.

Convertible notes

On April 14, 2020 the Company executed a non-brokered private placement pursuant in which it issued an unsecured convertible note to Tangiers Global, LLC (“Tangiers”) with a face value of US$367,500 (the April 2020 Note). Under the terms of the Note, US$250,000 was advanced to the Company on closing, and a second tranche of US$100,000 was funded to us in May 2020.  In connection with this convertible note, the Company issued 300,000 unregistered common shares to Tangiers as investment incentive shares.. The “Maturity Date” of this note, as amended, was 6 months from the funding of any tranche. The April 2020 Note carried a one-time guaranteed interest rate of 10% on the principal sum of each funded tranche. The principal amount was convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.06 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.06 per share or (b) 65% of the lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE.  The April 2020 Note has been fully converted and is retired from the books of the Company.

On June 29, 2020 the Company executed a non-brokered private placement pursuant in which it issued an unsecured convertible single tranche note to Tangiers with a face value of US$210,000 (the “June Note”). Under the terms of the June Note, US$200,000 was advanced to the Company at closing, and the Company issued 300,000 unregistered common shares to Tangiers as investment incentive shares. The June Note carried a one-time guaranteed interest rate of 5% on the principal sum, and, as amended, had a maturity date of six months from the effective date of the transaction (or February 14, 2021). The principal sum was convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.08 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder had the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.08 per share or (b) 75% of the average of the two lowest volume weighted average price of the Company’s common shares during the 15 consecutive trading prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE.  The June Note has been fully converted and is retired from the books of the Company.

On September 29, 2020, the Company executed a non-brokered private placement pursuant to which it issued an unsecured convertible three tranche note to Tangiers with a face value of US$525,000 (the “September Note”). Under the terms of the September Note, US$150,000 was advanced to the Company at closing, and the Company issued 150,000 unregistered common shares to Tangiers as investment incentive shares. On October 15, an additional US$75,000 was funded by Tangiers to the Company, and the Company issued 75,000 unregistered common shares to Tangiers as investment incentive shares. On December 15, an additional US$100,000 was funded by Tangiers to the Company, and the Company issued 100,000 unregistered common shares to Tangiers as investment incentive shares. On January 12, 2021, an additional US$175,000 was funded by Tangiers to the Company, and the Company issued 175,000 unregistered common shares to Tangiers as investment incentive shares.  The September Note carries a one-time guaranteed interest rate of 5% on the principal sum of the funded tranches, and has a maturity date of six months from the effective date of the initial tranche of (or March 29, 2021), and six months from the funding date of each subsequent tranche. The principal amount shall be convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.06 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.06 per share or (b) 75% of the average of the two lowest volume weighted average price of the Company’s common shares during the 15 consecutive trading days prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE.  This Note has been fully converted and is retired from the books of the Company.

On March 12, 2021, the Company executed a non-brokered private placement pursuant to which it issued an unsecured convertible three tranche note to Tangiers with a face value of US$1,050,000 (the “March Note”). Under the terms of the March Note, US$350,000 was advanced to the Company at closing, and the Company issued 300,000 unregistered common shares to Tangiers as investment incentive shares. On April 13, an additional US$325,000 was funded by Tangiers to the Company. On May 27, an additional US$325,000 was funded by Tangiers to the Company.  The March Note carries a one-time guaranteed interest rate of 5% on the principal sum of the funded tranches, and has a maturity date of six months from the effective date of the initial tranche of (or April 12, 2021), and six months from the funding date of each subsequent tranche. The principal amount shall be convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.13 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.13 per share or (b) 83% of the average of the two lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading days prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE. This Note has been mostly converted with the exception of US$6,000 remaining.

On September 15, 2021, the Company executed a non-brokered private placement pursuant to which it issued an unsecured convertible multi tranche note to Tangiers with a face value of up to US$2,300,000 (the “September Note”). Under the terms of the September Note, US$700,000 was advanced to the Company at closing, and the Company issued 500,000 unregistered common shares to Tangiers as investment incentive shares. On November 23, an additional US$640,000 was funded by Tangiers to the Company, and the Company issued 500,000 unregistered common shares to Tangiers as investment incentive shares.  We have not taken and the holder has not funded the third tranche of this Note as of the date of this annual report. There is an option for a fourth tranche in the amount of $325,000 to be funded by the noteholder upon mutual agreement of the Company and investor.  The September Note carries a one-time guaranteed interest rate of 5% on the principal sum of the funded tranches, and has a maturity date of six months from the effective date of the initial tranche, and six months from the funding date of each subsequent tranche. The principal amount shall be convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.09 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.09 per share or (b) 83% of the average of the two lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading days prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE. None of the September Note has been converted as of the date of this annual report.

Cash flows

Audited Financial Years

The following table set forth the sources and uses of cash for the past three years:

(in C$)	2021	2020	2019
Net cash used in operating activities	(1,117,145)	(927,129)	(2,690,049)
Net cash from/(used in) investing activities	(1,567,465)	(112,034)	68,374
Net cash from/(used in) financing activities	2,948,428	999,238	837,282

Comparison of cash flows for the Year ended December 31, 2021, with the Year ended December 31, 2020

Operating activities.
Net cash flow in operating activities increased from a negative C$927,129 in 2020 to a negative C$1,117,145 in 2021 due to an increase in shares issued in lieu of consulting fees.

Investing activities.
Net cash flow in investing activities increased from a negative C$112,034 in 2020 to a negative C$1,567,465 in 2021, primarily as a result of the Company’s US acquisition.

Financing activities.
Net cash flow in financing activities increased from C$999,238 in 2020 to C$2,948,428 in 2021, primarily as a result of the issuance of convertible notes in 2021.

Comparison of cash flows for the Year ended December 31, 2020, with the Year ended December 31, 2019

Operating activities.
Net cash flow in operating activities decreased from a negative C$2,690,049 in 2019 to a negative C$927,129 in 2020, primarily as a result of a decrease in marketing and promotion expenses as well as a decrease in shares issued in lieu of consulting fees.

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

F.	Tabular disclosure of contractual obligations

As of December 31, 2021, our contractual obligations were as set forth below:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Debt obligations	2,429,227	2,429,227	—	—	—
Lease obligations	563,330	158,409	223,623	181,298	—
Total	2,992,557	2,587,636	223,623	181,298	—

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The names and details of the Company’s Directors and senior management at the date of this report are as follows:

Rich Wheeless	Chief Executive Officer, Chief Financial Officer, Director

Brian Storseth	Director, Chairman of the Board of Directors

Robert Faissal	Director

Alex Nuttall	Director

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

Alex Nuttall. Mr. Nuttall has been a Member of Parliament for Barrie-Springwater-Oro-Medonte from October 2015. Subsequently, Mr. Nuttall has been the Official Opposition Shadow Minister for Youth, Sports and Persons with Disabilities from August 30, 2017, and the Shadow Minister for Internal Trade from January 2019 to March 2019.

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

Options

On May 6, 2020 the Company granted an aggregate of 2,875,000 stock options to directors and officers of the Company. The May 2020 options have an exercise price of $0.09 per option and expire on May 6, 2025. On November 12, 2020 the Company granted an aggregate of 2,100,000 stock options to directors and officers of the Company.  The November 2020 options have an exercise price of $0.075 per option and expire on November 12, 2025.  On January 22, 2021 the Company granted an aggregate of 2,000,000 stock options to directors and officers of the Company. The January 2021 options have an exercise price of $0.145 per option and expire on January 22, 2026.  Each option, if exercised, is convertible to one common share upon exercise. For more information see Section 6E “Share Ownership”.

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

The appointment and expiration dates of each director in office at the date of this report is as follows:

Name	Position	Year First Appointed	Current term expires
Alex Nuttall	Director	2019	2022
Robert Faissal	Director	2019	2022
Brian Storseth	Board Chairman	2019	2022
Rich Wheeless	CEO, CFO, Director	2020	2022

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

As of the end of each of the last three years, the Company had under hire (either as employees or independent contractors) the following number of people on a full-time basis:

	2021	2020	2019
Category of Activity
Research and Development	1	1	1
Finance and Administration	10	10	10
Couriers	163	105	92
Total	174	116	103

	2021	2020	2019
Geographic Location
Canada	120	116	103
United States	54	-	-
Total	174	116	103

E.	Share Ownership

Directors’ interests in the shares of the Company as of December 31, 2021:

Share ownership

The number of common shares in the Company held as of December 31, 2021, by each Director, including their personally related parties, is set out below:

	Number	Percentage
Common shares
Rich Wheeless	9,000,000	5.80%
Brian Storseth	5,241,860	3.38%
Robert Faissal	1,000,000	0.64%
Alex Nuttall	1,000,000	0.64%
Total	16,241,860	10.46%

Rich Wheeless was granted 2,000,000 restricted common shares on March 27, 2020. On May 15, 2020, 1,000,000 common shares vested. On July 15, 2020, 500,000 common shares vested. The remaining 500,000 restricted common shares vested on October 15, 2020.  On September 7, 2021, an additional 4,000,000 restricted common shares were granted as additional compensation to the executive.

On June 9, 2020, the Company agreed to issue 1,200,000 common shares to 1824400 Alberta Limited, a private company controlled by Brian Storseth, our Chairman of the Board of Directors, to settle all the amounts due under the Business Advisor Service Agreement which had been entered into on June 20, 2019. See Section 7B “Related party transaction” for more information.

On September 7, 2021, the Company agreed to issue an additional 4,000,000 common shares to Brian Storseth, 1,000,000 to Robert Faissal, and 1,000,000 to Alex Nuttall as compensation for acting as directors.

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

On January 22, 2021 the Company granted an aggregate of 2,000,000 stock options to directors and officers of the Company.  The options have an exercise price of $0.145 per option and expire on January 22, 2026.  Each option is convertible to one common share upon exercise.

	No of options	Grant date	Expiry date	Exercise price
Rich Wheeless	1,000,000	May 6, 2020	May 6, 2025	$0.09
Brian Storseth	500,000	May 6, 2020	May 6, 2025	$0.09
Robert Faissal	400,000	May 6, 2020	May 6, 2025	$0.09
Alex Nuttall	300,000	May 6, 2020	May 6, 2025	$0.09

	No of options	Grant date	Expiry date	Exercise price
Rich Wheeless	1,000,000	November 12, 2020	November 12, 2025	$0.075
Brian Storseth	500,000	November 12, 2020	November 12, 2025	$0.075
Robert Faissal	300,000	November 12, 2020	November 12, 2025	$0.075
Alex Nuttall	300,000	November 12, 2020	November 12, 2025	$0.075

	No of options	Grant date	Expiry date	Exercise price
Rich Wheeless	1,000,000	January 22, 2021	January 22, 2026	$0.145
Brian Storseth	500,000	January 22, 2021	January 22, 2026	$0.145
Robert Faissal	250,000	January 22, 2021	January 22, 2026	$0.145
Alex Nuttall	250,000	January 22, 2021	January 22, 2026	$0.145

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders

As of December 31, 2021, Rich Wheeless who is the CEO & Director or ParcelPal owns 5.80% of our voting securities.  No other shareholder of ParcelPal owns at least 5% of our voting securities.

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

Legal proceedings

No current legal or arbitration proceeding has been filed against the Company that we reasonably believe would have a significant impact on our financial position or be expected to materially adversely impact our Company, which is pending or is reasonably expected to be pending.  In the ordinary course of our business, we are faced with incidental claims or threatened claims, none of which we believe are material or that have proceeded to litigation.

Dividends

There were no dividends paid, recommended, or declared during years 2021, 2020 or 2019.

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
.
D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the issue

Not applicable

Item 10.	Additional Information

A.	Share Capital

As of December 31, 2021, we had 155,838,733 common shares issued and outstanding.

During the year ended December 31, 2021:

a)	On January 7, 2021, the Company issued 1,975,822 common shares pursuant to the settlement of US$118,549 convertible debt, the shares were fair valued at $316,133.
b)	On January 13, 2021, the Company issued 2,756,250 common shares pursuant to the settlement of US$220,500 convertible debt, the shares were fair valued at $468,563.
c)	On January 15, 2021, Company issued 175,000 incentive shares pursuant to the issuance of a convertible note of US$175,000.
d)	On February 2, 2021, the Company issued 2,756,250 common shares pursuant to the settlement of US$165,375 convertible debt, the shares were fair valued at $385,875.
e)	On February 17, 2021, the Company issued 1,378,125 common shares pursuant to the settlement of US$82,688 convertible debt, the shares were fair valued at $323,859.
f)	On March 15, 2021, the Company issued 300,000 incentive shares pursuant to the issuance of a convertible note of US$367,500.
g)	On May 20, 2021, the Company issued 5,053,125 common shares pursuant to the settlement of US$303,188 convertible debt, the shares were fair valued at $682,172.
h)	On June 2, 2021, the Company issued 833,333 common shares in lieu of fees to a consultant of the Company. The share were fair valued at $91,667.
i)
On September 15, 2021, the Company issued 13,777,778 common shares as part of the Trucking Acquisition, the shares were fair valued at $1,611,020. The Company also issued 500,000 incentive shares pursuant to the issuance of a convertible note.

j)	On September 22, 2021, the Company issued 2,670,925 common shares pursuant to the settlement of US $184,000 convertible debt, the shares were fair valued at $280,447.
k)	On September 30, 2021, the Company issued 13,000,000 common shares in lieu of fees to directors and officers of the Company, the shares were fair valued at $1,430,000.
l)	On November 15, 2021, the Company issued 1,922,707 common shares pursuant to the settlement of US$100,000 convertible debt, the shares were fair valued at $182,657.
m)	On December 7, 2021, the Company issued 2,528,448 common shares pursuant to the settlement of US$100,000 convertible debt, the shares were fair valued at $189,634.
n)	On December 29, 2021, the Company issued 2,500,000 common shares pursuant to the settlement of US$100,000 convertible debt, the shares were fair valued at $137,500.
o)	The Company issued 657,000 shares pursuant to the exercise of 657,000 warrants for gross proceeds of $98,500.
p)	The Company issued 100,000 shares pursuant to the exercise of 100,000 stock options for gross proceeds of $9,000.

During the year ended December 31, 2020:

a)	On December 23, 2020, the Company issued 1,846,564 common shares to settle $110,794 USD of convertible debt.
b)	On December 21, 2020 the Company issued 100,000 common shares as consideration for a convertible note issued by the Company.
c)	On December 17, 2020, the Company issued 1,666,667 common shares to settle $100,000 USD of convertible debt.
d)	On December 14, 2020, the Company issued 833,333 common shares to settle $50,000 USD of convertible debt.
e)	On November 12, 2020 the Company granted 1,000,000 options to consultants of the Company. The options have an exercise price of $0.09 per option and expire within 5 years from the grant date.
f)
On November 12, 2020 the Company granted 2,100,000 options to directors and officers and consultants of the Company.  The options have an exercise price of $0.075 and expire within 5 years from the grant date.

g)	On November 6, 2020, the Company issued 262,500 common shares in lieu of cash consulting fees.
h)	On October 16, 2020, the Company issued 75,000 common shares pursuant to the issuances of an additional convertible note.
i)	On September 29, 2020, the Company issued 150,000 common shares pursuant to the issuance of an additional convertible note.
j)	On September 15, 2020, the Company issued 500,000 common for management fees.
k)	On August 27, 2020, the Company issued 583,333 common shares to settle $35,000 USD of convertible debt.
l)	On July 22, 2020, the Company granted 500,000 options to consultants of the Company. The options have an exercise price of C$0.09 per option and expire within 5 years from the grant date.

m)	On July 15, 2020, the Company issued 500,000 common shares for management fees.
n)	On July 3, 2020, the Company issued 1,000,000 common shares for management fees.
o)	On June 30, 2020, the Company issued 300,000 shares in relation to the non-brokered private placement dated June 29, 2020.
p)	On June 24, 2020, the Company issued 600,000 shares to settle a contract with a consultant.
q)	On June 11, 2020, the Company issued 1,200,000 shares to 1824400 Alberta Limited to settle all amounts under the Business Advisor Service Agreement.
r)	On June 9, 2020, the Company issued 270,000 shares to a consultant to settle C$27,000 of debt.
s)	On May 29, 2020 the Company issued 600,000 shares in relation to the non-brokered private placement dated April 14, 2020.
t)	On May 6, 2020, the Company granted 2,875,000 stock options to directors, officers and consultants of the Company. The options have an exercise price of C$0.09 per option and expire on May 6, 2025.
u)	During the three months ended on March 31, 2020, the Company received C$58,650 of subscription receivable.
v)	On March 23, 2020, the Company issued 205,556 common shares in lieu of fees to a consultant of the Company. The shares were fair valued at C$18,500.
w)	On February 21, 2020, 1,000,000 stock options were exercised for proceeds of C$90,000, which were recorded as subscriptions received in advance at December 31, 2019.
x)	On February 11, 2020, the Company issued 416,667 commons shares to settle debt of C$50,000.
y)	On January 30, 2020, the Company granted 250,000 to an employee of the Company, the options have an exercise price of C$0.14 and expire on January 30, 2023. The options vest on January 30, 2021.
z)	On January 14, 2020, the Company issued 600,000 common shares in lieu of fees for consulting services. The shares were fair valued at C$72,000.
aa)	On January 9, 2020, the Company granted 362,222 stock options to a consultant of the Company. The options have an exercise price of C$0.14 and expire on January 9, 2021.

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

Incorporation

The Company was incorporated in Alberta on March 10, 1997, under the name 730898 Alberta Ltd. On December 10, 1997, we changed our name to First Industrial Capital Corporation. On January 8, 2001, we changed our name to Onbus Technologies Inc. We continued to British Columbia under the Business Corporations Act (British Columbia) (the “BCBCA”) on June 22, 2006 under the name Royal Monashee Gold Corp. On November 12, 2012, we changed our name to Plus8 Global Ventures Ltd. On March 17, 2016, we changed our name to ParcelPal Technology Inc..  On June 17, 2021 we changed our name to ParcelPal Logistics Inc.

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

Tangiers Notes

On April 14, 2020 the Company executed a non-brokered private placement pursuant in which it issued an unsecured convertible note to Tangiers Global, LLC (“Tangiers”) with a face value of US$367,500 (the April 2020 Note). Under the terms of the Note, US$250,000 was advanced to the Company on closing, and a second tranche of $100,000 was funded to us in May 2020.  In connection with this convertible note, the Company issued 300,000 unregistered common shares to Tangiers as investment incentive shares.. The “Maturity Date” of this note, as amended, was 6 months from the funding of any tranche. The April 2020 Note carried a one-time guaranteed interest rate of 10% on the principal sum of each funded tranche. The principal amount was convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.06 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.06 per share or (b) 65% of the lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE.  The April 2020 Note has been fully converted and is retired from the books of the Company.

On June 29, 2020 the Company executed a non-brokered private placement pursuant in which it issued an unsecured convertible single tranche note to Tangiers with a face value of US$210,000 (the “June Note”). Under the terms of the June Note, US$200,000 was advanced to the Company at closing, and the Company issued 300,000 unregistered common shares to Tangiers as investment incentive shares. The June Note carried a one-time guaranteed interest rate of 5% on the principal sum, and, as amended, had a maturity date of six months from the effective date of the transaction (or February 14, 2021). The principal sum was convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.08per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder had the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.08 per share or (b) 75% of the average of the two lowest volume weighted average price of the Company’s common shares during the 15 consecutive trading prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE.  The June Note has been fully converted and is retired from the books of the Company.

On September 29, 2020, the Company executed a non-brokered private placement pursuant to which it issued an unsecured convertible three tranche note to Tangiers with a face value of US$525,000 (the “September Note”). Under the terms of the September Note, US$150,000 was advanced to the Company at closing, and the Company issued 150,000 unregistered common shares to Tangiers as investment incentive shares. On October 15, an additional US$75,000 was funded by Tangiers to the Company, and the Company issued 75,000 unregistered common shares to Tangiers as investment incentive shares. On December 15, an additional US$100,000 was funded by Tangiers to the Company, and the Company issued 100,000 unregistered common shares to Tangiers as investment incentive shares. On January 12, 2021, an additional US$175,000 was funded by Tangiers to the Company, and the Company issued 175,000 unregistered common shares to Tangiers as investment incentive shares.  The September Note carries a one-time guaranteed interest rate of 5% on the principal sum of the funded tranches, and has a maturity date of six months from the effective date of the initial tranche of March 29, 2021, and six months from the funding date of each subsequent tranche. The principal amount shall be convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.06 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.06 per share or (b) 75% of the average of the two lowest volume weighted average price of the Company’s common shares during the 15 consecutive trading days prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE. The September Note has been fully converted and is retired from the books of the Company.

On March 12, 2021, the Company executed a non-brokered private placement pursuant to which it issued an unsecured convertible three tranche note to Tangiers with a face value of US$1,050,000 (the “March Note”). Under the terms of the March Note, US$350,000 was advanced to the Company at closing, and the Company issued 300,000 unregistered common shares to Tangiers as investment incentive shares. On April 13, an additional US$325,000 was funded by Tangiers to the Company. On May 27, an additional US$325,000 was funded by Tangiers to the Company.  The March Note carries a one-time guaranteed interest rate of 5% on the principal sum of the funded tranches, and has a maturity date of six months from the effective date of the initial tranche of (or April 12, 2021), and six months from the funding date of each subsequent tranche. The principal amount shall be convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.13 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.13 per share or (b) 83% of the average of the two lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading days prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE. The March Note has been mostly converted and has  US$6,000 remaining balance.

On September 15, 2021, the Company executed a non-brokered private placement pursuant to which it issued an unsecured convertible multi tranche note to Tangiers with a face value of US$2,300,000 (the “September Note”). Under the terms of the September Note, US$700,000 was advanced to the Company at closing, and the Company issued 500,000 unregistered common shares to Tangiers as investment incentive shares. On November 23, an additional US$640,000 was funded by Tangiers to the Company, and the Company issued 500,000 unregistered common shares to Tangiers as investment incentive shares.  The Company has not taken and the holder has not funded the third tranche of this Note as of the date of this annual report.  There is also an option for a fourth tranche in the amount of $325,000 to be funded by the noteholder upon mutual agreement by the Company and investor.  The September Note carries a one-time guaranteed interest rate of 5% on the principal sum of the funded tranches, and has a maturity date of six months from the effective date of the initial tranche, and six months from the funding date of each subsequent tranche. The principal amount shall be convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.09 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.09 per share or (b) 83% of the average of the two lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading days prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE. None of the September Note has been converted as of the date of this annual report.

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

As of December 31, 2021, and as of the date of this annual report, the Company has not initiated any put notices to Tangiers and has received no proceeds under this facility.

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

On August 20, 2020, the Company announced that thru Lineten that it would be doing some delivery work via an agreement with a Western Canada based grocer.

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

Transportation Agreement with Farmer’s Meal

In August 2021, the Company entered into an agreement to provide delivery services to Farmer’s Meals, one of Vancouver’s growing providers of meal kits.  Farmer’s Meal provides Mediterranean inspired and nutritionally balanced flavourful meals that are handmade with local, fresh and natural ingredients.  The Company will be delivering meal kits to customer’s homes, catered meals to offices and meal distribution to various other businesses.

Transportation Agreement with WeDoLaundry

In August 2021, the Company entered into an agreement with WeDoLaundry. They are an on-demand online laundry and dry cleaning pickup and drop-off service and currently operate in Vancouver and Toronto.  You schedule the pickup according to your availability and the drivers will take your laundry to professional laundromats and dry cleaners near you for washing, drying and folding.

ParcelPal will be providing same day and next day delivery services for this client to customers in the Vancouver area to start.

Transportation Agreement with UpMeals

In November 2021, the Company entered into an agreement to provide delivery services to UpMeals, which is another provider of meal kits in British Columbia.  They use technology to bring healthy and convenient food options to different organizations.  Currently, they provide branded, ready to eat meals that are uniquely designed for the customer.

ParcelPal will be delivering these meal kits via our scheduled next day delivery service from their facility to their end-customers.  We are currently servicing the Vancouver metro area and hope to add additional cities as this new customer scales its operations.

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

The audited financial statements of ParcelPal as of and for the year ended December 31, 2021 appearing in this annual report have been audited by BF Borgers CPA PC, independent registered public accounting firm, located at 5400 W Cedar Ave, Lakewood, CO 80226, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of the firm as experts in accounting and auditing.

The audited financial statements of ParcelPal as of and for the year ended December 31, 2020 and 2019 appearing in this annual report have been audited by Dale Matheson Carr-Hilton Labonte LLP, independent registered public accounting firm, located at 1500 - 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of the firm as experts in accounting and auditing.

H.	Documents on Display

The Company files information with the SEC via EDGAR. The SEC maintains an Internet site that contains annual reports, information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Documents concerning the Company which are referred to in this Form 20-F may be inspected at the offices of Lions Corporate Secretarial Services Limited., Suite 620, 1111 Melville Street, Vancouver, BC V6E 3V6. In addition, the Company also files its annual reports and other information with the Canadian Securities Administrators via SEDAR (www.sedar.com).

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

Not applicable; however the description in this annual report of those certain convertible securities is incorporated by reference herein.

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

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2021, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on that evaluation, our management has concluded that, as of December 31, 2021, the Company had material weaknesses in its internal control over financial reporting and was deemed to be not effective. Specifically, management identified the following material weaknesses as at December 31, 2021:

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

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

We have no audit committee financial expert. As we are not listed on a national stock exchange, we are not required to constitute an audit committee.

Item 16B.	Code of Ethics

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

On October 14, 2021, we retained BF Borgers CPA PC as our independent registered public accounting firm going forward. Audit fees for fiscal 2021 are estimated at $40,000 US$ (approximately $50,708 C$).

BF Borgers CPA PC

	Estimated Fiscal 2021 C$	Fiscal 2020 C$

Audit Fees	$50,708	$-
Audit Related Fees	$-	$-
Tax Fees	$1,000	$-
Total remuneration	$51,708	$-

Pre-Approval Policies and Procedures

We have not adopted yet a pre-approval of audit and non-audit services policy and procedure because we do not have yet an audit committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

This item is not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

This item is not applicable.

Item 16F.	Changes in registrant’s Certifying Accountant

As previously disclosed by the Company,  effective October 2021, we had announced a change of our  auditor from Dale Matheson Carr-Hilton LaBonte LLP (“DMCL”) to BF Borgers CPA, PC (“BF Borgers”) as its independent registered public accounting firm. The Board of Directors of the Company approved the appointment of BF Borgers as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2021.

In connection with the change of auditor, the Company provides that: (a) there were no disagreements between the Company and the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report; (b) no reportable events (as the term is defined in National Instruments 51-102 – Continuous Disclosure Obligations) between the Company and DMCL, and (c) there were no reservations in DMCL’s audit reports for any financial period during which DMCL was the Company’s auditor, except as it relates to its going concern opinion related matters.

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

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of ParcelPal Logistics Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ParcelPal Logistics Inc. (the “Company”) as of December 31, 2021, the related statement of operations, stockholders’ equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s BF Borgers CPA PC
BF Borgers CPA PC

We have served as the Company’s auditor since 2021
Lakewood, CO
May 2, 2022

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of ParcelPal Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of ParcelPal Technology Inc. (the “Company”) as of December 31, 2020, the related statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2020, and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and its financial performance and its cash flows for the years ended December 31, 2020, and 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

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

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2014. In 2021 we became the predecessor auditor.

Vancouver, Canada

April 30, 2021

PARCELPAL LOGISTICS INC.
(Formerly, ParcelPal Technology Inc.)

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Years Ended December 31, 2021 and 2020

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	Notes	December 31, 2021 $	December 31, 2020 $

ASSETS
Current assets
Cash		551,961	255,668
Accounts receivable	4	202,050	363,653
Prepaid expenses		149,834	34,344
Loan receivable	5	-	1,874
		903,845	655,539

Customer contract		3,933,128	-
Vehicles and Right-of-use assets	6	652,353	343,699

Total assets		5,489,326	999,238

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	8	833,262	1,053,012
Purchase obligation		660,972	-
Convertible Note	12	2,429,227	766,070
Derivative liability	12	206,726	794,631
Sales tax payable		521,616	300,903
Short-term loan payable		66,588	28,051
Lease obligations - current	11	158,409	92,736
		4,876,800	3,035,403

Lease obligations	11	404,921	120,167

Total liabilities		5,281,721	3,155,570

SHAREHOLDERS’ (DEFICIT) EQUITY
Share capital	7	17,622,777	11,408,737
Contributed surplus		3,620,300	3,363,593
Accumulated other comprehensive income		(4,202)	-
Deficit		(21,031,270)	(16,928,662)
Total shareholders’ (deficit) equity		207,605	(2,156,332)

Total liabilities and shareholders’ equity		5,489,326	999,238

Nature of operations and going concern (Note 1)
Commitments (Note 11)
Subsequent events (Note 15)

Approved by the Board of Directors

“Rich Wheeless”	Director	“Brian Storseth”	Director

The accompanying notes are an integral part of these consolidated financial statements.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Consolidated Statements of Loss and Comprehensive Loss
For the Years Ended December 31,
(Expressed in Canadian Dollars)

	Notes	2021 $	2020 $	2019 $

SALES	4	7,521,952	6,317,329	4,782,865

COST OF SALES	13	(6,253,436)	(5,947,895)	(4,336,556)

GROSS PROFIT		1,268,516	369,434	446,309

EXPENSES
Amortization		-	-	19,100
Bad debt expense	4	59,307	-	-
Consulting fees	8	117,054	656,405	860,248
Foreign exchange		31,454	(61,236)	12,243
Marketing and promotion		78,804	29,146	1,586,284
Management and director fees	8	1,808,250	305,158	190,800
Office and miscellaneous		964,282	1,155,805	994,124
Professional fees		389,817	655,378	124,550
Regulatory and filing fees		106,758	78,945	48,924
Salaries		546,852	533,193	358,074
Share-based compensation	7	263,672	473,103	776,962
Travel and accommodation		119,692	31,692	62,459
		(4,485,942)	(3,857,589)	(5,033,768)

Loss before other items		(3,217,426)	(3,488,155)	(4,587,459)

Other items:
Debt Settlement		-	191,773	857
Derivative liability		144,952	866,238	-
Interest expense	11, 12	754,827	323,931	29,958
Interest income		-	-	(7,762)
Write-off of asset		(14,597)	3,985	-
		(885,182)	(1,385,927)	(23,053)

Net loss for the year		(4,102,608)	(4,874,082)	(4,610,512)

Foreign currency translation adjustment		(4,202)	-	-

Comprehensive loss for the year		(4,106,810)	(4,874,082)	(4,610,512)

Basic and diluted loss per share		(0.03)	(0.05)	(0.06)

Weighted average number of shares outstanding – basic and diluted		152,119,211	91,147,886	80,778,869

The accompanying notes are an integral part of these consolidated financial statements.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended December 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars)

	Number of shares	Amount $	Contributed Surplus $	Subscriptions receivable $	Subscriptions received in advance $	Deficit $	AOCI $	Total $

Balance, December 31, 2018	76,434,953	7,693,401	2,462,746	(345,140)	-	(7,444,068)	-	2,366,939

Shares issued pursuant to:
Private placements	4,071,353	344,031	2,034	-	-	-	-	346,065
Warrant exercises	2,958,600	355,287	(15,417)	-	-	-	-	339,870
Option exercises	1,275,000	461,957	(205,708)	-	-	-	-	256,249
Debt settlement	614,447	168,857	-	-	-	-	-	168,857
In lieu of consulting fees	1,590,000	364,600	-	-	-	-	-	364,600
Issue costs	-	(20,442)	-	-	-	-	-	(20,442)
Subscriptions received	-	-	-	345,140	100,240	-	-	445,380
Share-based compensation	-	-	776,962	-	-	-	-	776,962
Net and comprehensive loss for the year	-	-	-	-	-	(4,610,512)	-	(4,610,512)
Balance, December 31, 2019	86,944,353	9,367,691	3,020,617	-	100,240	(12,054,580)	-	433,968

Option exercises	2,000,000	310,127	(130,127)	-	(90,000)	-	-	90,000
Warrant exercises	200,000	30,000	-	-	-	-	-	30,000
Convertible note	6,154,897	756,919	-	-	-	-	-	756,919
Debt settlement	2,786,667	434,000	-	-	-	-	-	434,000
In lieu of consulting fees	4,868,056	510,000	-	-	-	-	-	510,000
Write-off subscriptions receivable	-	-	-	-	(10,240)	-	-	(10,240)
Share based compensation	-	-	473,103	-	-	-	-	473,103
Net and comprehensive loss for the year	-	-	-	-	-	(4,874,082)	-	(4,874,082)
Balance, December 31, 2020	102,953,973	11,408,737	3,363,593	-	-	(16,928,662)	-	(2,156,332)

The accompanying notes are an integral part of these consolidated financial statements.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended December 31, 2021, 2020 and 2019
(Expressed in Canadian Dollars)

	Number of shares	Amount $	Contributed Surplus $	Subscriptions receivable $	Subscriptions received in advance $	Deficit $	AOCI $	Total $

Balance, December 31, 2020	102,953,973	11,408,737	3,363,593	-	-	(16,928,662)	-	(2,156,332)
Shares issued pursuant to:
Convertible note	24,516,649	2,966,838	-	-	-	-	-	2,966,838
In lieu of consulting fees	13,833,333	1,521,667	-	-	-	-	-	1,521,667
Acquisition of Web-to-door	13,777,778	1,611,020	-	-	-	-	-	1,611,020
Warrant exercises	657,000	98,550	-	-	-	-	-	98,550
Option exercises	100,000	15,965	(6,965)	-	-	-	-	9,000
Share-based compensation	-	-	263,672	-	-	-	-	263,672
Net and comprehensive loss for the year	-	-	-	-	-	(4,102,608)	(4,202)	(4,106,810)
Balance, December 31, 2021	155,838,733	17,622,777	3,620,300	-	-	(21,031,270)	(4,202)	207,605

The accompanying notes are an integral part of these consolidated financial statements.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2021, 2020  and 2019
(Expressed in Canadian Dollars)

	2021 $	2020 $	2019 $

Operating activities
Loss for the year	(4,102,608)	(4,874,082)	(4,610,512)
Add non-cash items:
Amortization	346,532	388,859	368,768
Share-based compensation	263,672	473,103	776,962
Accrued interest	753,555	323,931	(7,700)
Loss on debt settlement	-	191,773	857
Shares issued in lieu of consulting fees	1,521,667	510,000	364,600
Unrealized foreign exchange gain	27,761	(63,704)	-
Impairment of asset	1,874	3,985	-
Fair value of derivative	144,952	866,238	-
Changes in non-cash working capital items
Sales tax payable	222,524	198,306	(18,736)
Prepaid expenses	(141,432)	(31,325)	2,373
Accounts receivable	161,603	381,349	(139,660)
Accounts payable and accrued liabilities	(276,888)	704,438	572,999
Net cash flows used in operating activities	(1,076,788)	(927,129)	(2,690,049)

Investing activity
Acquisition of Trucking	(1,697,813)	-	-
Advances of loans receivable	-	-	(21,000)
Cash acquired on business combination	149,386	-	-
Sale of vehicles	42,798	-	-
Purchase of vehicles	(61,836)	(112,034)	-
Repayment of loans receivable	-	-	89,374
Net cash flows provided by investing activity	(1,567,465)	(112,034)	68,374

Financing activities
Proceeds from private placements	-	-	273,190
Share issue costs	-	-	(20,442)
Loan repayments	(27,769)	(26,416)	-
Convertible note	3,115,822	1,192,699	-
Exercise of options	9,000	90,000	256,249
Exercise of warrants	98,550	30,000	339,870
Lease payments	(287,532)	(345,695)	(306,562)
Subscriptions receivable	-	-	194,737
Subscriptions received	-	58,650	100,240
Net cash flows provided by financing activities	2,908,071	999,238	837,282

Foreign exchange on cash	32,475	-	-
Change in cash during the	296,293	(39,925)	(1,784,393)
Cash – beginning of the year	255,668	295,593	2,079,986
Cash – end of the year	551,961	255,668	295,593
Supplemental cash flow information:
Income taxes paid	-	-	-
Interest paid	25,598	28,671	29,958

The accompanying notes are an integral part of these consolidated financial statements.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

ParcelPal Logistics Inc. (formerly ParcelPal Technology Inc.) (“the Company” or “ParcelPal”) is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions, providing businesses with a smart, reliable and affordable delivery service powered by the Company’s licensed technology platform.  The Company operates in major Canadian cities including Vancouver, Calgary, and Toronto, and now in the western region of the United States.  The Company was incorporated in Alberta on March 10, 1997.  On June 22, 2006, the Company moved its incorporation jurisdiction to British Columbia.  The Company’s shares are listed on the Canadian Securities Exchange (“CSE”) under the symbol “PKG”, on the OTCQB (over-the-counter) Market in the United States under the symbol PTNYF and on the Frankfurt Stock Exchange under the symbol “PTO”.

On September 15, 2021, the Company purchased 95% of the outstanding shares of Web to Door Trucking Corp. (“Trucking”), a United States delivery service company incorporated in Nevada.  The acquisition of Trucking is being accounted for as a business combination under IFRS 3 as operations of Trucking meet the definition of a business (the “Trucking Acquisition”) (Note 3).

These consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern.  The going concern basis of presentation assumes that the Company will be able to meet its obligations and continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Realization values may be substantially different from the carrying values as shown, and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

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

On March 11, 2020, the World Health Organization characterized the outbreak of a strain of the novel coronavirus (“COVID-19”) as a pandemic which has resulted in a series of public health and emergency measures that have been put in place to combat the spread of the virus. The duration and impact of COVID-19 is unknown at this time and it is not possible to reliably estimate the impact that the length and severity of these developments will have on the financial results and condition of the Company in future periods, including the possible impact on future financing opportunities.

2.	BASIS OF PRESENTATION

Statement of Compliance
These financial statements, including comparatives have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”). These financial statements were approved by the Board of Directors and authorized for issue on May 2, 2022.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

Basis of measurement
These consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information. The financial statements are presented in Canadian dollars, unless otherwise noted.

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

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

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

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

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

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

Foreign currency translation
The functional currency of the Company is determined using the currency of the primary economic environment in which the Company operates. The functional and presentation currency, as determined by management, of the Company is the Canadian dollar and the functional currency of Trucking is USD.

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

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s USD operations are translated into CAD at the exchange rate at the reporting date.  The income and expenses are translated using average rate.  Foreign currency differences that arise on translation for consolidation purposes are recognized in other comprehensive loss.

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

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

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

Research and development
Research costs are expensed when incurred. Internally-generated software costs, including personnel costs of the Company’s development group, are capitalized as intangible assets when the Company can demonstrate that the technological feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. After initial recognition, internally- generated intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. The Company did not have any development costs that met the capitalization criteria for the year ended December 31, 2021.

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

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

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

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its 95% owned subsidiary Web-to-door Trucking (2020 – Nil). Web-to-door Trucking is incorporated in and based out of Nevada, USA.

Business combination
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, Financial Instruments: Recognition and Measurement or IAS 37, Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

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

The acquisition of Web-to-Door Trucking was accounted for as a business combination at fair value in accordance with IFRS 3, Business Combinations. The acquired assets and assumed liabilities were adjusted to their fair values assigned through completion of a preliminary purchase price allocation. The purchase price allocation process resulting from a business combination requires management to estimate the fair value of identifiable assets acquired including intangible assets and liabilities assumed. The Company uses valuation techniques which are generally based on forecasted future net cash flows discounted to present value, and also relies on work performed by third-party valuation specialists. These valuations are closely linked to the assumptions used by management on the future performance of the related assets.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

3.	TRUCKING ACQUISITION

On September 15, 2021, the Company acquired 95% of the issued and outstanding shares of Trucking for a purchase price of USD $3,100,000, consisting of 60% cash and 40% payable in restricted shares of ParcelPal’s common stock. The cash portion of the purchase price will be paid in three tranches, beginning on the closing date of the transaction. The 5% minority shareholding is not eligible for any share of the Company’s profits or net loss, there is no allocation of value to non-controlling interest.

Concurrently with the acquisition, the Company completed a non-brokered private placement (the “Offering”), pursuant to which it issued an unsecured multi-tranche convertible note with a face value of up to US$2,300,000 (the “Consideration”) to an arm’s length investor (the “Note”). Each of the first three funded tranches will carry a 5% Original Issue Discount (or “OID”) (Note 11).

Each tranche to be funded as follows:
•	USD $700,000 on closing (paid)
•	USD $640,000 will be advanced 45 days from the closing date
•	USD $520,000 will be advanced 90 days from the closing date
•	USD $325,000 will be advanced upon mutual agreement by the Company and noteholder at 120 days from the closing date, together with the prorated 5% OID

The transaction was accounted for as a business combination, as the operations of Trucking meet the definition of a business. As the transaction was accounted for as a business combination, transaction costs were expensed.

The fair value of the consideration transferred has been determined on a preliminary basis. The consideration has been allocated to the assets acquired and liabilities assumed on a preliminary basis based on their estimated fair values at the date of acquisition. The Company has allocated goodwill to customer contracts on a preliminary basis but will require additional information to allocate the fair values to the net assets acquired. The determination of the fair value of the net assets acquired will be revised by the Company as additional information is received.  The Company has estimated the allocation of the purchase price as follows:

Purchase price consideration	US $
Consideration – cash	1,860,000
Consideration – shares	1,240,000
Fair value of consideration	3,100,000

Cash	117,321
Prepaid expenses	20,440
Loans payable	(52,042)
Accounts payable and accrued liabilities	(59,657)
Customer contract	3,073,938
Total net assets acquired and liabilities assumed	3,100,000

Upon completing the acquisition of Trucking on September 15, 2021, the operating results for Trucking have been recognized in the consolidated statements of loss and comprehensive loss. During the period ended December 31, 2021, the Company recorded revenues of $1,394,558 and net loss of $89,479 related to Trucking.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

4.	ACCOUNTS RECEIVABLE

	December 31, 2021 $	December 31, 2020 $

Accounts receivable	202,050	363,653

As at December 31, 2021, 60% (December 31, 2020 – 95%) of the Company’s accounts receivable are current, and the Company recorded $59,307 (2020 - $nil) of bad debt expense related to certain customer accounts.

One customer accounted for 55% of accounts receivable at December 31, 2021 (2020 – 73% of accounts receivable) and 97% (2020 – 95%) of total revenues during the year ended December 31, 2021.

5.	LOAN RECEIVABLE

On July 29, 2018, the Company entered into a loan agreement with a company related to a director, whereby the Company advanced $60,000 to the vendor. On March 20, 2019, the Company advanced an additional $21,000 to the vendor. The loan is unsecured, bears interest at 10% per annum and is due on demand. During the year ended December 31, 2019, $89,374 of the loan was repaid and during the year ended December 31, 2021, the Company wrote-off the remaining $1,874 as uncollectible.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

6.	RIGHT-OF-USE ASSETS

Right-of-use assets consists of leased vehicles and a leased warehouse carried at cost less accumulated depreciation. The Company’s vehicles as at December 31, 2021 and December 31, 2020 are as follows:

	Vehicles $	ROU Assets $	Total $
Cost
Balance, December 31, 2019	-	894,046	894,046
Additions	166,501	358,423	524,924
Disposal	-	(881,676)	(881,676)
Balance, December 31, 2020	166,501	370,793	537,294
Additions	58,352	619,678	678,030
Disposal	(26,108)	(150,772)	(176,880)
Balance, December 31, 2021	198,745	839,699	1,038,444

Accumulated amortization
Balance, December 31, 2019	-	683,789	683,789
Amortization	16,559	372,300	388,859
Disposal	-	(879,053)	(879,053)
Balance, December 31, 2020	16,559	177,036	193,595
Amortization	79,922	266,610	346,532
Disposal	(3,264)	(150,772)	(154,036)
Balance, December 31, 2021	93,217	292,874	386,091

Net Book Value
Balance, December 31, 2020	149,942	193,757	343,699
Balance, December 31, 2021	105,528	546,825	652,353

During the year ended December 31, 2021, the Company included $346,532 (2020 - $388,859) of amortization in cost of sales.

On October 1, 2020, the Company purchased vehicles for $132,466 to increase its delivery capacity. The Company paid $77,999 in cash and financed the remaining $54,467 via short term loans. The loans were non-interest bearing and repaid during the year ended December 31, 2021.

On December 31, 2020, upon expiration of certain vehicle leases the Company purchased the previously leased vehicles for $34,035.

During the year ended December 31, 2021, the Company disposed of two vehicles and received $15,314 and recorded a write-off of asset of $7,530.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

7.	SHARE CAPITAL

Common Shares

Authorized:
The authorized capital of the Company consists of an unlimited number of common shares without par value.

Issued:

During the year ended December 31, 2021:

a)	On January 7, 2021, the Company issued 1,975,822 common shares pursuant to the settlement of US$118,549 convertible debt, the shares were fair valued at $316,133.
b)	On January 13, 2021, the Company issued 2,756,250 common shares pursuant to the settlement of US$220,500 convertible debt, the shares were fair valued at $468,563.
c)	On January 15, 2021, Company issued 175,000 incentive shares pursuant to the issuance of a convertible note of US$175,000.
d)	On February 2, 2021, the Company issued 2,756,250 common shares pursuant to the settlement of US$165,375 convertible debt, the shares were fair valued at $385,875.
e)	On February 17, 2021, the Company issued 1,378,125 common shares pursuant to the settlement of US$82,688 convertible debt, the shares were fair valued at $323,859.
f)	On March 15, 2021, the Company issued 300,000 incentive shares pursuant to the issuance of a convertible note of US$367,500.
g)	On May 20, 2021, the Company issued 5,053,125 common shares pursuant to the settlement of US$303,188 convertible debt, the shares were fair valued at $682,172.
h)	On June 2, 2021, the Company issued 833,333 common shares in lieu of fees to a consultant of the Company. The share were fair valued at $91,667.
i)
On September 15, 2021, the Company issued 13,777,778 common shares as part of the Trucking Acquisition, the shares were fair valued at $1,611,020. The Company also issued 500,000 incentive shares pursuant to the issuance of a convertible note.

j)	On September 22, 2021, the Company issued 2,670,925 common shares pursuant to the settlement of US $184,000 convertible debt, the shares were fair valued at $280,447.
k)	On September 30, 2021, the Company issued 13,000,000 common shares in lieu of fees to directors and officers of the Company, the shares were fair valued at $1,430,000.
l)	On November 15, 2021, the Company issued 1,922,707 common shares pursuant to the settlement of US$100,000 convertible debt, the shares were fair valued at $182,657.
m)	On December 7, 2021, the Company issued 2,528,448 common shares pursuant to the settlement of US$100,000 convertible debt, the shares were fair valued at $189,634.
n)	On December 29, 2021, the Company issued 2,500,000 common shares pursuant to the settlement of US$100,000 convertible debt, the shares were fair valued at $137,500.
o)	The Company issued 657,000 shares pursuant to the exercise of 657,000 warrants for gross proceeds of $98,550.
p)	The Company issued 100,000 shares pursuant to the exercise of 100,000 stock options for gross proceeds of $9,000.

During the year ended December 31, 2020:

a.	On January 14, 2020, the Company issued 600,000 common shares in lieu of fees for consulting services. The shares were fair valued at $72,000.
b.	On February 11, 2020, the Company issued 416,667 commons shares to settle debt of $50,000. The shares were fair valued at $50,000 and no gain or loss on debt settlement was recorded.
c.	On March 23, 2020, the Company issued 205,556 common shares in lieu of fees to a consultant of the Company. The shares were fair valued at $18,500.
d.	On May 29, 2020, the Company issued 600,000 common shares as consideration for a convertible note issued by the Company, the shares were fair valued at $nil.
e.	On June 9, 2020, the Company issued 270,000 shares pursuant to a debt settlement, the shares were fair valued at $27,000.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

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

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
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

The following is a summary of the Company’s stock option activity:
	Number of Options #	Weighted Average Exercise Price $

Balance, December 31, 2019	10,374,000	0.22
Granted	6,725,000	0.09
Exercised	(2,000,000)	0.09
Expired	(200,000)	0.17
Forfeited	(5,099,000)	0.20
Balance, December 31, 2020	9,800,000	0.15
Granted	2,500,000	0.14
Exercised	(100,000)	0.09
Cancelled	(1,025,000)	0.16

Balance, December 31, 2021	11,175,000	0.15

Pursuant to the exercise of stock options the Company reallocated $6,965 (2020 - $130,127) of contributed surplus to share capital.

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

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

During the year ended December 31, 2021, the Company recorded share-based payments expense of $263,672 (2020 - $473,103; 2019 - $776,962) pursuant to the vesting of previously granted options and the granting of 2,500,000 stock options to the directors of the Company.  The Company fair values options using the Black-Scholes option pricing model using the following assumptions:

	December 31, 2021	December 31, 2020

Weighted average fair value of options granted	$0.11	$0.06

Risk-free interest rate	0.44 – 0.90%	0.44 – 1.51%
Estimated life	5 years	1 – 5 years
Expected volatility	102% - 107%	106% - 119%
Expected dividend yield	0.00%	0.00%

As at December 31, 2021 the following options were outstanding and exercisable:

Expiry Date	Exercise price $	Remaining life (years)	Options outstanding
November 17, 2022	0.16	0.88	150,000
November 28, 2022	0.18	0.91	550,000
January 21, 2023	0.32	1.06	450,000
May 1, 2023	0.24	1.33	500,000
August 15, 2023	0.21	1.62	300,000
August 31, 2023	0.27	1.67	200,000
November 22, 2023	0.26	1.89	100,000
December 13, 2023	0.25	1.95	750,000
May 2, 2024	0.27	2.34	150,000
May 17, 2024	0.245	2.41	200,000
June 17, 2024	0.245	2.46	300,000
May 6, 2025	0.09	3.35	2,475,000
June 1, 2025	0.14	3.42	250,000
July 22, 2025	0.09	3.56	400,000
November 12, 2025	0.075	3.87	2,100,000
January 22, 2026	0.145	4.06	2,000,000
June 2, 2026	0.12	4.42	500,000
			11,175,000

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

Warrants

The following is a summary of the Company’s warrant activity:
	Number of Options #	Weighted Average Exercise Price $

Balance, December 31, 2019	12,112,313	0.23

Exercised	(200,000)	0.15
Expired	(10,027,836)	0.29
Balance, December 31, 2020	1,884,477	0.15
Exercised	(657,000)	0.15
Expired	(1,227,477)	0.15

Balance, December 31, 2021	-	0.15

8.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel is as follows:

	2021 $	2020 $	2019 $
Consulting fees	-	372,066	322,656
Management fees	1,808,250	305,158	163,800
Salaries and wages	78,751	-	-
Share-based compensation	231,016	295,786	-
	2,118,017	973,010	486,456

Included in accounts payable as at December 31, 2021 is $112,128 (December 31, 2020 - $85,669) owing to directors and officers. These amounts are non-interest bearing, unsecured and due on demand.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

9.	INCOME TAXES

The income tax provision differs from expected amounts calculated by applying Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	December 31,	December 31,	December 31,
	2021 $	2020 $	2019 $
Net loss for the year	(4,102,608)	(4,874,082)	(4,610,512)
Statutory income tax rate	27%	27%	27%

Expected income tax recovery	(1,107,704)	(1,316,002)	(1,244,838)
Permanent differences	74,003	120,014	205,553
Change in unrecognized deferred assets	1,033,701	1,195,988	1,039,285
Income tax recovery	-	-	-

Temporary differences that give rise to the following deferred tax assets and liabilities are:

	December 31,	December 31,	December 31,
	2021 $	2020 $	2019 $
Deferred tax assets
Non-capital tax loss carry forwards	4,311,488	3,440,372	2,260,154
Other	-	64,347	109,482
Share issuance costs	13,648	43,527	43,527
	4,325,136	3,548,246	2,413,163
Valuation allowance	(4,325,136)	(3,548,246)	(2,413,163)
	-	-	-

As at December 31, 2021, the Company has approximately $15,968,000 of non-capital losses in Canada that may be used to offset future taxable income, expiring between 2026 and 2040.

10.	FINANCIAL INSTRUMENTS

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

There have been no changes in any risk management policies during the year ended December 31, 2021.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
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

The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk
Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s accounts receivable includes $144,710 due from one major customer. The customer is of low credit risk and none of the balance is past due. The Company’s cash is held in large Canadian financial institutions and is not exposed to significant credit risk.

Interest risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the directors are actively involved in the review, planning, and approval of significant expenditures and commitments. In December 2020, the Company entered into an agreement pursuant to which it received access to a US $5,000,000 equity line of credit for a period of three years. As at December 31, 2021 the Company has not accessed the equity line of credit.

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

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes to the Company’s approach to capital management during the year ended December 31, 2021.

11.	LEASE OBLIGATIONS

During the year ended December 31, 2020, the Company entered into additional vehicle lease agreements ranging in term from 12-48 months in term. The Company present valued the lease payments using its incremental borrowing rate of 11.31% and recorded a lease obligation of $358,423. During the year ended December 31, 2021, the Company renewed several lease agreements and recorded an additional obligation of $179,795.

The Company’s lease obligations at December 31, 2021 and December 31, 2020 and the changes for the periods then ended are as follows:

$
Balance, December 31, 2019	202,798
Lease additions	358,423
Lease termination	(2,623)
Interest expense	28,671
Payments	(374,366)
Balance, December 31, 2020	212,903
Lease additions	619,678
Lease credit	(4,385)
Interest expense	22,666
Payments	(287,532)
Balance, December 31, 2021	563,330

The Company’s future minimum lease payments under the lease obligations as at December 31, 2021 and December 31, 2020 are as follows:

	December 31, 2021 $	December 31, 2020 $

Less than 1 year	166,878	104,745
1-5 years	467,025	134,784
5 + years	-	-
Total minimum lease payments	633,903	239,529
Less: Imputed Interest	(70,573)	(26,626)
Total lease obligations	563,330	212,903
Current portion of lease obligations	(158,409)	(92,736)
Non-current portion of lease obligations	404,921	120,167

During the year ended December 31, 202, the Company also incurred $ 110,266 (2020 - $$58,042) in short-term vehicle lease expense that is not included above.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

12.	CONVERTIBLE PROMISSORY NOTE

During the year ended December 31, 2021 and 2020, the Company entered into multiple US dollar denominated convertible note agreements, with each convertible note containing a guaranteed interest rate between 5% and 10%, a 5% original issue discount on the principal of the convertible note, incentive common shares of the Company and the right to convert at a fixed price of US $0.06 to US $0.08 per share. As the convertible note and embedded conversion feature are denominated in US dollars and the Company has a Canadian dollar functional currency, they are within the scope of IAS 32 – Financial Instruments: Presentation, the value of the conversion feature is subject to changes in value based on the prevailing market price, resulting in a derivative liability. On initial recognition, the Company used the residual value method to allocate the principal amount of the convertible note between the derivative liability and host debt components. The derivative liability was valued first using the Black Scholes option pricing model and the residual was allocated to the host debt component. As the fair value of the debt, when discounted using the Company’s discount rate of 11.31% was greater than the total consideration received, the incentive shares were allocated a value of $nil.

The derivative liability is remeasured at fair value through profit or loss at each reporting period using the Black-Scholes pricing model using the following assumptions:

	December 31, 2021	December 31, 2020

Risk-free interest rate	0.12%	0.10 – 0.34%
Estimated life	0.5-0.75 years	0.5-0.75 years
Expected volatility	97% - 140%	60% - 101%
Expected dividend yield	0.00%	0.00%

The convertible notes issued are as follows:

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

The conversion option on the Second Tranche was fair valued at $39,528 with the residual value of $100,365 allocated to the loan. The loan was amortized to maturity using an effective interest rate of 49.31%. The loan matured on December 18, 2020, and during the year ended December 31, 2021, the Second Tranche was converted into 1,975,822 common shares valued at $316,132.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

On June 29, 2020, the Company issued a second convertible note for US$210,000 (CAD - $273,526) with a guaranteed interest rate of 5% and an original issue discount of US$10,000. The note matures on February 9, 2021 and can be converted into common shares of the Company at a conversion price of US$0.08 per common share. As consideration for the convertible note the Company issued 300,000 common shares fair valued at $nil. The conversion option was fair valued at $60,816 with the residual value of $212,710 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 33.98%. The loan was converted on January 13, 2021, into 2,756,250 common shares valued at $468,563.

On September 29, 2020, the Company issued a convertible note for US$157,500 (CAD - $201,178) with a guaranteed interest rate of 5% and an original issue discount of US$7,500. The note matures on March 28, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 150,000 common shares fair valued at $nil. The conversion option was fair valued at $47,535 with the residual value of $153,643 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 37.44%. On February 2, 2021, the loan was converted into 2,756,250 common shares valued at $385,875.

On October 16, 2020, the Company issued a convertible note for US$78,750 (CAD - $99,239) with a guaranteed interest rate of 5% and an original issue discount of US$3,750. The note matures on April 14, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 75,000 common shares fair valued at $nil. The conversion option was fair valued at $29,544 with the residual value of $69,695 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 48.62%. On February 17, 2021, the loan was converted into 1,378,125 common shares valued at $325,859.

On December 21, 2020, the Company issued a convertible note for US$105,000 (CAD - $128,770) with a guaranteed interest rate of 5% and an original issue discount of US$5,000. The note matures on June 19, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 100,000 common shares fair valued at $nil. The conversion option was fair valued at $38,631 with the residual value of $90,139 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 49.31%. On May 20, 2021, the loan was converted into 1,837,500 common shares valued at $248,063.

On January 15, 2021, the Company issued a convertible note for US$183,750 (CAD - $222,651) with a guaranteed interest rate of 5% and an original issue discount of US$8,750. The note matures on July 14, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 175,000 common shares fair valued at $nil. The conversion option was fair valued at $66,795 with the residual value of $155,856 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 52.26%. On May 20, 2021, the loan was converted into 3,215,625 common shares valued at $434,109.

On March 12, 2021, the Company issued a convertible note for US$367,500 (CAD - $436,699) with a guaranteed interest rate of 5% and an original issue discount of US$17,500. The note matures on September 8, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share. As consideration for the convertible note the Company issued 300,000 common shares fair valued at $nil. The conversion option was fair valued at $157,212 with the residual value of $279,487 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 67.96%. On September 22, 2021, the Company issued 2,670,925 common shares to settle US $184,000 of the outstanding balance. The shares were fair valued at $280,447. On November 15, 2021, the Company issued 1,922,707 common shares to settle US $100,000 of the outstanding balance, the shares were fair valued at $182,657. On December 7, 2021, the Company issued 2,111,252 common shares to settle US $83,500, the shares were fair valued at $158,344 and this issuance settled the principal balance in full.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

On April 13, 2021, the Company issued a convertible note for US$341,250 (CAD - $427,873) with a guaranteed interest rate of 5% and an original issue discount of US$16,250. The note matures on October 10, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share. The conversion option was fair valued at $10,817 and the loan was valued at $396,681. The loan is amortized to maturity using an effective interest rate of 4.88%. On December 7, 2021 and December 29, 2021, the Company issued 417,196 and 2,500,000 common shares to settle US $116,500 of the loan, the shares were fair valued at $31,290 and $137,500 respectively. At December 31, 2021, the outstanding balance of the loan is US $257,740 (CAD - $326,763)

On May 27, 2021, the Company issued a convertible note for US$341,250 (CAD - $412,479) with a guaranteed interest rate of 5% and an original issue discount of US$16,250. The note matures on November 23, 2021, and can be converted into common shares of the Company at a conversion price of US$0.13 per common share. The conversion option was fair valued at $18,356 and the loan was valued at $374,481. The loan is amortized to maturity using an effective interest rate of 5.98%.

On closing of the Trucking Acquisition, the Company issued a convertible note with face value of up to US$2,300,000 receivable in four tranches. Each of the first three funded tranches will carry a 5% Original Issue Discount (or “OID”). As consideration of the convertible note, the Company shall issue 500,000 common shares to the noteholder for each of the first three funded tranches. As at December 31, 2021, the first tranche of US $735,000 and the second tranche of US $672,000 had been funded and 500,000 common shares were issued to the noteholder, valued at $nil.

The first tranche had a guaranteed interest rate of 8% and an original issue discount for US $35,000. The note matures on March 14, 2022 and can be converted into common shares of the Company at a conversion price of US $0.09 per common share. The conversion option was fair valued at $110,301 and the loan was fair valued at $776,844. The loan is amortized to maturity using an effective interest rate of 20.087%.

The second tranche had a guaranteed interest rate of 8% and an original issue discount for US $32,000. The note matures on May 23, 2022 and can be converted into common shares of the Company at a conversion price of US $0.09 per common share. The conversion option was fair valued at $140,643 and the loan was fair valued at $670,204. The loan is amortized to maturity using an effective interest rate of 25.55%

The fair value of the derivative liability at December 31, 2021 was $206,726 (2020 - $794,631). During the year ended December 31, 2021 the Company realized a loss on fair value of derivative liability of $164,168 (2020 - $287,661) related to conversion and a $51,781 (2020 - $587,577 unrealized loss) in unrealized gain from remeasurement of the outstanding derivative liabilities.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

The changes in the fair value of the derivative and loan balances were as follows:

	Convertible Debt $	Derivative Liability $

Balance, December 31, 2019	-	-
Additions	890,663	302,035
Interest expense	77,640	-
Accretion	246,291	-
Change in fair value of derivative liability	-	866,238
Conversion of convertible debt	(384,820)	(373,642)
Foreign exchange on loan	(63,704)	-
Balance, December 31, 2020	766,070	794,631
Additions	2,653,829	503,848
Interest expense	198,092	-
Accretion	552,151	-
Change in fair value of derivative liability	-	112,387
Conversion of convertible debt	(1,766,066)	(1,204,140)
Foreign exchange on loan	25,151	-

Balance, December 31, 2021	2,429,227	206,726

13.	COST OF SALES

For the year ended December 31, 2021, 2020 and 2019, cost of sales consists of the following:

	2021 $	2020 $	2019 $
Amortization	346,532	388,859	349,668
Driver expenses	9,808	121,352	211,204
Fuel	112,091	396,343	422,726
Short term vehicle rentals	110,265	58,042	-
Salaries and wages	5,674,740	4,983,299	3,352,958
	6,253,436	5,947,895	4,336,556

14.	SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2021, the Company issued 13,833,333 common shares valued at $1,521,667 for consulting and management services.

During the year ended December 31, 2021, the Company issued 13,777,778 common shares valued at $1,611,020 pursuant to the acquisition of Trucking.

During the year ended December 31, 2020, the Company issued 2,786,667 shares valued at $434,000 to settle accounts payable of $330,227 and issued 4,868,056 shares, valued at $422,000, for consulting services.

ParcelPal Logistics Inc.
(Formerly ParcelPal Technology Inc.)
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2021 and 2020
(Expressed in Canadian Dollars)

15.	SUBSEQUENT EVENTS

Subsequent to December 31, 2021:
1)
The Company signed a letter of an intent to acquire another United States delivery service company (the “Acquiree”).  The total purchase price (the “Purchase Price”) is expected to be one time actual revenue of the Acquiree’s first 12 months of operations (expected to be USD$1,400,000), based on an earn-out schedule to be set forth in the definitive agreement, which will be payable in cash (60%) and in shares of ParcelPal’s common stock (40%), the stock portion of which shall be priced at-market based on the closing price of the common stock following the closing of the transaction.  Under the terms of the proposed transaction, this will be an asset sale and ParcelPal will acquire 100% of the Acquiree’s outstanding assets and revenues generated from this delivery service location, which is located in the western region of the United States.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1*	Articles of ParcelPal Technology Inc.

4.1*	Form of Warrant.

4.2*	Convertible Promissory Note Agreement between ParcelPal Technology Inc. and Tangiers Global, LLC, dated June 29, 2020.

4.2*	Convertible Promissory Note Agreement between ParcelPal Technology Inc. and Tangiers Global, LLC, dated April 14, 2020.

4.3*	Convertible Promissory Note Agreement between ParcelPal Technology Inc. and Tangiers Global, LLC, dated September 29, 2020

4.4*	Registration Rights Agreement between ParcelPal Technology Inc. and Tangiers Global, LLC, dated December 16, 2020.

4.5*	Investment Agreement between ParcelPal Technology Inc. and Tangiers Global, LLC, dated December 16, 2020

4.6*	Convertible Promissory Note Agreement between ParcelPal Technology Inc. and Tangiers Global, LLC, dated March 12, 2021

4.7*	ParcelPal Technology Inc. Stock Option Plan

4.8**	Stock Purchase Agreement, dated August 31, 2021

4.9**	Convertible Promissory Note between the Company and Tangiers Global LLC, dated September 15, 2021

10.1*	Platform Agreement between ParcelPal Technology Inc. and Lineten Technologies Inc, dated February 14, 2020.

10.2*	Transportation Agreement between ParcelPal Technology Inc. and Amazon Canada Fulfillment Services, Inc., dated February 11, 2021.

10.3*	Consulting Agreement for Chief Executive Officer of ParcelPal Technology Inc., dated March 27, 2020.

10.4*	Transportation Services Agreement between ParcelPal Technology Inc. and Goodfood Market Inc., dated May 26, 2020.

10.5*	Delivery Service Agreement between ParcelPal Technology Inc. and Bayshore Specialty Rx, dated March 31, 2021

10.6*	Delivery Service Agreement between ParcelPal Technology Inc. and Oco Meals, dated March 29, 2021

10.7*	General Delivery Service Agreement between ParcelPal Technology Inc. and CareRx Corporation, dated November 19, 2020

10.8**	Exclusive Services Agreement by ParcelPal Logistics Inc., dated August 31, 2021

12.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

15.1#	Consent of Independent Registered Public Accounting Firm of BF Borgers CPA PC

15.2#	Consent of Independent Registered Public Accounting Firm of Dale Matheson Carr-Hilton Labonte LLP

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

#	Filed herewith
*	Filed as an Exhibit to our Form 20-F filed with the SEC and Sedar on August 4, 2020, as subsequently amended, and incorporated herein by reference.
**	Filed as an Exhibit to our Form 6-K filed with the SEC and Sedar on September 17, 2021

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARCELPAL LOGISTICS INC.

/s/ Rich Wheeless

Rich Wheeless

Chief Executive Officer, Chief Financial Officer, Director

Date: May 2, 2022