Form 20-F/A
period 2021-12-31
ParcelPal Logistics Inc.
filed 2023-01-11
CIK 1819074

As filed with the Securities and Exchange Commission on January 11, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1)
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                               to

Commission file number 000-56191

ParcelPal Logistics Inc.
(Exact name of Registrant as specified in its charter)

ParcelPal Logistics Inc.	British Columbia, Canada
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

1111 Melville Street, Suite 620, Vancouver, BC V6A 2S5, Canada
(Address of principal executive offices)

Rich Wheeless
Rich@parcelpal.com
Tel. (587) 883 9811
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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

International Financial Reporting Standards as issued by the International Accounting	Other ☐
Standards Board ☒

If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐        Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on May 4, 2022. The purpose of this Form 20-F/A is to amend certain information presented under (1) Item 3.D., Risk Factors; (2) Item 4, History and Development of the Company, (3) Item 5. Operating and Financial Review and Prospects, Convertible Notes, Year 2021 compared to year 2020, and Year 2020 compared to Year 2019, (4) Item 7., Item Major Shareholders ; and (5) Note 12, description of convertible notes.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above or herein. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

Item 3. – D.	Risk factors

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

No changes to the risk factors included in our May 4, 2022 Annual Report on form 20-F have been amended, other than the risk factors set forth below and are, therefore, not otherwise included in this Amendment No. 1 to the annual report. Please refer to the risk factors set forth in our Form 20-F filed May 4, 2022 for a complete set of such risk factors that an investor should read prior to making any investment decisions.

Effect of international conflicts on supply chain and energy costs, including fuel costs for delivery fleet.

 The demand for, and price of, oil and gas is highly dependent on a variety of factors, including international supply and demand, the level of consumer demand, weather conditions, the price and availability of alternative fuels, actions taken by governments in setting energy policy, and global economic and political developments. Domestic and international oil and gas prices have fluctuated widely in recent years and may continue to fluctuate significantly in the future. Recent fuel and energy costs have risen further for a number of reasons, including the push for green energy alternatives (which are not currently widely commercially available), the closure of domestic oil and gas pipelines and the limitations of fossil fuel exploration on federally owned or controlled lands. This situation has been exacerbated in 2022 by international conflicts, including the recent military invasion of Ukraine by Russia. While the cost of fueling our Amazon delivery vehicles has largely become a nullity (in terms of the cost of revenue) as a result of the fuel cost coverage provided under our latest contract with Amazon in February 2021 (whereby Amazon provides fuel cards for the vehicles), we have expanded our operations and business customer base to include regions in the United States beginning in late 2021.  Our non-Amazon customer agreements currently provide only a partial reimbursement (or stipend) per gallon for vehicle fuel, which does not reflect the foregoing increases in these costs. These combined issues have caused our vehicle fuel costs to rise in relation to our non-Amazon customers and, therefore, increased the cost of doing business. We cannot predict where the price of vehicle fuel will go in the long term; however, such rising costs may negatively impact our operating profits and costs of doing business, and may cause a negative impact on our operating margins.

We may be adversely affected by supply chain issues.

 Supply chain issues have struck virtually every industry, including, but not limited to, the manufacturing space, semiconductor and chips, production of home and commercial electronics and appliances, mechanized equipment, automobiles and marine vehicles and other items that require manufacturing, repair or maintenance of products. All businesses have been negatively affected by both the Covid-19 Pandemic, government imposed restrictions and policies among other tangential effects or each, both domestically and internationally. These issues have also triggered labor and workforce shortages, requiring us to continually search for new drivers at a higher cost of labor (average truck driver wages increase 10.9% in 2021: https://www.furnituretoday.com/logistics/wages-for-truck-drivers-jumped- in-2021), as well as shortages in sourcing new and used delivery vehicles on a timely or cost effective basis. For example, in 2021, list prices for new work trucks increased more than 13%, and new van prices rose more than 18%. In 2021, the price of used vans averaged $40,000 compared to $33,000 in 2020, and the price of used work trucks increased an average of over 40% (https://www.mwsmag.com/commercial-vehicle-demand-is-rising-and-so-are-prices.). These shortages could continue to affect the availability of our fleet of delivery vehicles from running at maximum or sufficient capacity required to service the needs of current and/or new customers. As a result, any inability to make scheduled deliveries, service growing or new customers or have the ability establish new geographic locales could cause us to experience a reduction or loss in customers, revenues or reduce the growth rate of our company, each or any one of which could adversely affect relationships with existing and prospective customers. These supply chain and workforce shortages have also been and may continue to be impacted by the COVID-19 pandemic, or future variants, and/or may be impacted by other events outside our control, including macro-economic events, trade restrictions, political crises, other public health emergencies, or natural or environmental occurrences. Our existing customer agreements contain fixed payment terms, and we cannot seek an increase in customer payment rates, if at all, until the renewal term of such contracts. We believe the trend in higher labor costs and supply chain issues will continue into fiscal year 2022. As a result, such shortages and increased cost of labor have adversely affected and, could in the future adversely affect, our operating results.

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

On October 18, 2021, the Company changed its auditor from Dale Matheson Carr-Hilton LaBonte LLP (“DMCL”) to BF Borgers CPA PC (“BF Borgers”), Lakewood, CO, PCAOB ID 5041, as its independent registered public accounting firm.

On October 5, 2021, we announced that we signed a “letter of intent” for an acquisition of another United States delivery service company.  The total proposed purchase price is $1.35 million USD, consisting of 50% in shares of restricted common stock (the price per share to be set at the closing price of our common stock on the 2nd business day post-closing) and 50% in cash to be paid in tranches.  The purchase price was set at one time annual prior year’s revenue of the acquiree.  The closure of the acquisition timeframe is dependent on customary closing conditions, including the completion of due diligence, as well as FedEx approving of the sale of the assets. We purchased only the regional asset described herein, as the seller’s company, which held multiple such assets, sites and contracts, was not offered for sale.

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

On March 12, 2021, the Company completed a non-brokered private placement pursuant in which we issued an unsecured convertible note to Tangiers Global, LLC with a face value of up to US$1,050,000. See Item 10C “Material Contracts” for more information. Most of the note has been converted and as of the date of the annual report on May 4, 2022, US$6,000 remained outstanding.

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

Audited Financial Years

	For the year ended December 31,
	2021	2020	2019
	C$	C$	C$
Revenue	7,521,952	6,317,329	4,782,865

Total revenue and other income	6,317,329	6,317,329	4,790,627

Year 2021 compared to year 2020

Revenue
Our revenue increased from C$6,312,329 in 2020, to C$7,521,952 in 2021, primarily due to revenue from our US acquisition which closed in September 2021.

We note that we have also included disclosure in our annual report on Form 20-F, filed on May 4, 2022 regarding the entry into customer contracts in the latter half of 2021 with WeDoLaundry, UpMeals and Farmer’s Meals.  While these agreements collectively generated less than $50,000 in annual revenue through December 2021 (or .0066 of our 2021 annual revenue), they had been included and disclosed by the Company for the sake of completeness, and because they were previously announced by the Company.

Cost of Revenue

Our cost of revenue increased from C$5,947,895 in 2020 to C$6,253,436 in 2021. This was due to an increase in staff and acquisition/leasing of additional fleet vehicles for more Amazon routes.

Personnel costs increased from C$4,983,299 in 2020 to C$5,674,740 in 2021. This was due to an increase in staff for Amazon routes as well as expansion into new areas.

Vehicle fuel costs decreased from C$396,343 in 2020 to C$112,091 in 2021. This decrease in fuel cost for vehicles was driven by the change in the Amazon payment model pursuant to the terms of the new Transportation Agreement we entered into with Amazon in February 2021, whereby Amazon began providing fuel cards to cover the cost of fuel directly, rather than our Company laying out these costs and seeking reimbursement at preset rates.

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

Cost of Revenue

Our cost of revenue increased from C$4,336,556 in 2019 to C$5,947,895 in 2020. This was due to an increase in staff and acquisition/leasing of additional fleet vehicles for more Amazon routes.

Personnel costs increased from C$3,352,985 in 2019 to C$4,983,299 in 2020. This was due to an increase in staff for Amazon routes as well as expansion into new areas.

Vehicle fuel costs decreased from C$422,726 in 2019 to C$396,343 in 2020. This was due to the decrease in per gallon fuel cost for vehicles on average for the full year 2020 versus 2019.

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

Liquidity and capital resources

Since our inception, our operations have, in significant measure, been financed through the issuance of equity securities. Additional funding has come through convertible debt issuances . We believe that our current working capital (together with access to our available equity line of credit) is sufficient for our present business requirements; however, if we undertake a significant expansion, acquisition or joint venture in Canada, the United States or elsewhere, we will likely need to raise additional capital through one or more sources to fund such transaction(s). While we generate cash flow, it is currently not sufficient to maintain operations. As a result, we believe we will need to raise additional capital, and also have the ability to draw upon the equity line of credit with Tangiers Global, LLC under the terms of the Investment Agreement we entered with them, for our aforementioned expansion plans through the end of 2021.  Such financings may come in the form of equity, debt or through a combination of debt and/or equity financing structures.  See description of our convertible notes below and in the notes to our financials for information relating to their balances, conversion features and other relevant information.

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

On March 12, 2021, the Company executed a non-brokered private placement pursuant to which it issued an unsecured convertible three tranche note to Tangiers with a face value of US$1,050,000 (the “March Note”). Under the terms of the March Note, US$350,000 was advanced to the Company at closing, and the Company issued 300,000 unregistered common shares to Tangiers as investment incentive shares. On April 13, an additional US$325,000 was funded by Tangiers to the Company. On May 27, an additional US$325,000 was funded by Tangiers to the Company.  The March Note carries a one-time guaranteed interest rate of 5% on the principal sum of the funded tranches, and has a maturity date of six months from the effective date of the initial tranche of (or April 12, 2021), and six months from the funding date of each subsequent tranche. The principal amount shall be convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.13 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.13 per share or (b) 83% of the average of the two lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading days prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE. This Note, at December 31, 2021, carried a principal balance of $623,473 (USD); however, subsequent to December 31, 2021, and by the filing date of our annual report on May 4, 2022 carried a remaining principal balance of $6,000, which had shortly thereafter also been converted and, therefore, satisfying in full the obligations related to this note.

On September 15, 2021, the Company executed a non-brokered private placement pursuant to which it issued an unsecured convertible multi tranche note to Tangiers with a face value of up to US$2,300,000 (the “September Note”). Under the terms of the September Note, US$700,000 was advanced to the Company at closing, and the Company issued 500,000 unregistered common shares to Tangiers as investment incentive shares. On November 23, an additional US$640,000 was funded by Tangiers to the Company, and the Company issued 500,000 unregistered common shares to Tangiers as investment incentive shares.  We have not taken and the holder has not funded the third tranche of this Note as of the date of this annual report. There is an option for a fourth tranche in the amount of $325,000 to be funded by the noteholder upon mutual agreement of the Company and investor.  The September Note carries a one-time guaranteed interest rate of 5% on the principal sum of the funded tranches, and has a maturity date of six months from the effective date of the initial tranche, and six months from the funding date of each subsequent tranche. The principal amount shall be convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.09 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.09 per share or (b) 83% of the average of the two lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading days prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE. The principal balance due, as of December 31, 2021 remained in the amount of $1.340M USD; however, subsequent to December 31, 2021, Tangiers converted $394,000 USD of this note for 9,850,000 common shares at $0.04 USD per share, leaving a principal balance of $946,000 USD under this note.

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

F.	Tabular disclosure of contractual obligations

As of December 31, 2021, our contractual obligations were as set forth below:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3–5 years	More than 5 years
Contractual Obligations
Debt Obligations	2,429,227	2,429,227	--	--	--
Lease Obligations	563,330	158,409	223,623	181,298	--
Total	2,992,557	2,587,636	223,623	181,298	--

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of December 31, 2021, Rich Wheeless who is the CEO & Director of ParcelPal owns 5.80% of our voting securities. No other shareholder of ParcelPal holds at least 5% of our voting securities as of December 31, 2021. Tangiers Global LLC held approximately 1.952% of our outstanding shares as of the close of this reporting period; however, pursuant to the terms of our outstanding convertible note, dated September 15, 2021 (as more fully described in Item 5, description of Convertible Notes), in May 2022, the principal sum of $394,000 was converted in exchange for 9,850,000 common shares based, leaving a current principal balance of $946,000. If this remaining principal balance were converted at the fixed price, we would issue 10,511,111 common shares, or if at the variable conversion price, we would issue up to an additional 13,138,889 common shares (excluding interest).

The investment Agreement between us and Tangiers Global LLC, and each of the convertible note agreements entered into by us to date, contain a 9.99% conversion and ownership blocker provision, and we have not initiated any puts to the investor under the Investment Agreement since entry. Other than as set forth above and in our beneficial ownership table in our annual report, we do not believe that any other person or entity beneficially owns or has the right to own 5% or more of our outstanding common stock as of December 31, 2021.

B.	Related Party Transactions

On June 20, 2019, we entered into a Business Advisor Service Agreement with 1824400 Alberta Limited, a private company controlled by Brian Storseth, our then Chairman of the Board of Directors, to provide business advisory services with respect to the expansion of our business activities. On June 5, 2020, the parties mutually agreed to terminate the Business Advisor Service Agreement. The Company has agreed to issue 1,200,000 common shares to 1824400 Alberta Limited to settle all the amounts due under such agreement. This contract was terminated on June 5, 2020, and the shares were issued in full at C$0.15 per share. Under the terms of the Business Advisor Service Agreement, 1824400 Alberta Limited had agreed to provide consulting services to the Company, in particular regarding the expansion of the Company’s operations in Canada, introducing the Company to potential business partners, and assisting the Company in business negotiations.

C.	Interests of Experts and Counsel

Not applicable

Note 12.	Convertible Promissory Note

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

The convertible notes issued are as follows:

(1)         On April 14, 2020, the Company issued a convertible note to Tangiers Global LLC for US$367,500, with a guaranteed interest rate of 10% and an original issue discount of US$17,500. The convertible note provided for funding in two tranches: the first tranche of US$262,500 (CAD - $350,092) funded on April 17, 2020 (“First Tranche”) and the second tranche of US$105,000 (CAD - $139,893) funded on May 7, 2020 (“Second Tranche”). The convertible note had a maturity date of 225 days from the date the cash was received and could be converted into common shares of the Company at a fixed conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 600,000 common shares valued at $nil.

On initial measurement the Company fair valued the conversion option of the First Tranche at $85,981 and allocated the residual value of $264,111 to the loan. The Company amortized the loan to maturity using an effective interest rate of 37.12%. During the year ended December 31, 2020, the First Tranche was converted into 4,929,897 common shares valued at $756,919.

The conversion option on the Second Tranche was fair valued at $39,528 with the residual value of $100,365 allocated to the loan. The loan was amortized to maturity using an effective interest rate of 49.31%. The loan matured on December 18, 2020, and during the year ended December 31, 2021, the Second Tranche was converted into 1,975,822 common shares valued at $316,132. As of December 31, 2021, this note had been fully converted and settled the principal balance in full.

(2)        On June 29, 2020, the Company issued a convertible note to Tangiers Global LLC for US$210,000 (CAD - $273,526) with a guaranteed interest rate of 5% and an original issue discount of US$10,000. The note matures on February 9, 2021 and can be converted into common shares of the Company at a conversion price of US$0.08 per common share. As consideration for the convertible note the Company issued 300,000 common shares fair valued at $nil. The conversion option was fair valued at $60,816 with the residual value of $212,710 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 33.98%. The loan was converted on January 13, 2021, into 2,756,250 common shares valued at $468,563. As of December 31, 2021, this note had been fully converted and settled the principal balance in full.

(3)         On September 29, 2020, the Company issued a convertible note to Tangiers Global LLC for an aggregate principal loan of $525,000, payable in four tranches with a guaranteed interest rate of 5% and an original issue discount of 5%. The note is convertible at a fixed conversion price of USD $0.06 per share. At the initial closing, US$157,500 (CAD - $201,178) was funded, and matured on March 28, 2021. As consideration for the first tranche of this convertible note the Company issued 150,000 common shares fair valued at $nil. The conversion option was fair valued at $47,535 with the residual value of $153,643 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 37.44%. On February 2, 2021, the loan was converted into 2,756,250 common shares valued at $385,875.

On October 16, 2020, the second tranche of the convertible note funded for US$78,750 (CAD - $99,239) with a guaranteed interest rate of 5% and an original issue discount of US$3,750. The second tranche of this note matures on April 14, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note, the Company issued 75,000 common shares fair valued at $nil. The conversion option was fair valued at $29,544 with the residual value of $69,695 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 48.62%. On February 17, 2021, the loan was converted into 1,378,125 common shares valued at $325,859.

On December 21, 2020, the third tranche of this convertible note funded for US$105,000 (CAD - $128,770) with a guaranteed interest rate of 5% and an original issue discount of US$5,000. The third tranche of this note matures on June 19, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 100,000 common shares fair valued at $nil. The conversion option was fair valued at $38,631 with the residual value of $90,139 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 49.31%. On May 20, 2021, the loan was converted into 1,837,500 common shares valued at $248,063.

On January 15, 2021, the fourth tranche of this convertible note funded for US$183,750 (CAD - $222,651) with a guaranteed interest rate of 5% and an original issue discount of US$8,750. The fourth tranche of this note matures on July 14, 2021 and can be converted into common shares of the Company at a conversion price of US$0.06 per common share. As consideration for the convertible note the Company issued 175,000 common shares fair valued at $nil. The conversion option was fair valued at $66,795 with the residual value of $155,856 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 52.26%. On May 20, 2021, the loan was converted into 3,215,625 common shares valued at $434,109. As of December 31, 2021, this note had been fully converted and settled the principal balance in full.

(4)         On March 12, 2021, the Company issued a three-tranche convertible note to Tangiers Global LLC for a face value of US$1,050,000. The first tranche was funded for US$367,500 (CAD - $436,699) with a guaranteed interest rate of 5% and an original issue discount of US$17,500. The first tranche of the note matures on September 8, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share prior to the maturity date. As consideration for the convertible note the Company issued 300,000 common shares fair valued at $nil. The conversion option was fair valued at $157,212 with the residual value of $279,487 allocated to the loan. The loan is amortized to maturity using an effective interest rate of 67.96%. On September 22, 2021, the Company issued 2,670,925 common shares to settle US $184,000 of the outstanding balance. The shares were fair valued at $280,447. On November 15, 2021, the Company issued 1,922,707 common shares to settle US $100,000 of the outstanding balance, the shares were fair valued at $182,657. On December 7, 2021, the Company issued 2,111,252 common shares to settle US $83,500, the shares were fair valued at $158,344 and this issuance settled the principal balance of the first tranche in full.

On April 13, 2021, the second tranche of this note was funded for US$341,250 (CAD - $427,873) with a guaranteed interest rate of 5% and an original issue discount of US$16,250. This tranche of the note matures on October 10, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share prior to the maturity date. The conversion option was fair valued at $10,817 and the loan was valued at $396,681. The loan is amortized to maturity using an effective interest rate of 4.88%. On December 7, 2021 and December 29, 2021, the Company issued 417,196 and 2,500,000 common shares to settle US $116,500 of the loan, the shares were fair valued at $31,290 and $137,500 respectively. At December 31, 2021, the outstanding balance of the second tranche was US $257,740 (CAD -$326,763).

On May 27, 2021, the third tranche of this note was funded for US$341,250 (CAD - $412,479) with a guaranteed interest rate of 5% and an original issue discount of US$16,250. This tranche of the note matures on November 23, 2021, and can be converted into common shares of the Company at a conversion price of US$0.13 per common share prior to the maturity date. The conversion option was fair valued at $18,356 and the loan was valued at $374,481. The loan is amortized to maturity using an effective interest rate of 5.98%. At December 31, 2021, the outstanding balance of the third tranche was US$365,733 (CAD $463,727). Between December 31, 2021 and the date of the filing of the annual report in May 2022, this note had been fully converted based upon the variable conversion price and settled the principal balance in full.

The balance of our outstanding convertible notes as of December 31, 2021 are set forth in the table below. As of the date of the filing of this amended Form 20-F/A, there remained no balance on the March 12, 2021 note as all tranches had been fully converted and the note retired.  See (5) below for a description and subsequent balance relating to the September 2021 convertible note.

Date of Note	USD Principal amount outstanding at December 31, 2021 (CAD)
April 13, 2021	$257,740 (CAD - $326,763)

May 27, 2021	$365,733 (CAD - $463,727)

September 15, 2021	$776,844 (CAD - $914,171)

November 23, 2021	$670,204 (CAD - $724,566)

Total amount outstanding	$2,070,521 (CAD - $2,429,227)

(5)         On closing of the Trucking Acquisition, the Company issued a convertible note to Tangiers Global LLC on September 15, 2021 with face value of up to US$2,300,000 receivable in four tranches. Each of the first three funded tranches will carry a 5% Original Issue Discount (or “OID”). As consideration of the convertible note, the Company shall issue 500,000 common shares to the noteholder for each of the first three funded tranches. As at December 31, 2021, the first tranche of US$735,000 and the second tranche of US$672,000 had been funded and 500,000 common shares were issued to the noteholder for each of the first two funded tranches, valued at $nil. Should any funded tranche under the terms of this Note not be paid or fully converted prior to the respective maturity dates, then it shall be convertible at the variable conversion price of 83% of the average of the two lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading days prior to the notice of conversion; however, the variable conversion price is subject to a floor of $0.05 per share (Canadian)/$0.04 per share USD pursuant to the Company’s exchange listing policy.

The first tranche had a guaranteed interest rate of 8% and an original issue discount for US $35,000. The first tranche of the note matures on March 14, 2022 and can be converted into common shares of the Company at a conversion price of US $0.09 per common share. The conversion option was fair valued at $110,301 and the loan was fair valued at $776,844. The loan is amortized to maturity using an effective interest rate of 20.087%.

The second tranche had a guaranteed interest rate of 8% and an original issue discount for US $32,000. The second tranche of the note matures on May 23, 2022 and can be converted into common shares of the Company at a conversion price of US $0.09 per common share. The conversion option was fair valued at $140,643 and the loan was fair valued at $670,204. The loan is amortized to maturity using an effective interest rate of 25.55%

The fair value of the derivative liability at December 31, 2021 was $206,726 (2020 - $794,631). During the year ended December 31, 2021 the Company realized a loss on fair value of derivative liability of $164,168 (2020 - $287,661) related to conversion and a $51,781 (2020 - $587,577 unrealized loss) in unrealized gain from remeasurement of the outstanding derivative liabilities.

As of December 31, 2021, there remained a principal balance of $1,340,000 under this note; however, on May 2, 2022, $394,000 of this principal balance had been converted, leaving a remaining principal balance of $946,000 USD. In the event of a default under this Note, additional interest will accrue from the date of the event of default at the rate equal to the lower of 18% per annum or the highest rate permitted by law. See Item 5, Convertible notes, of this annual report for a more complete description of this note.

The changes in the fair value of the derivative and loan balances were as follows:

	Convertible Debt $	Derivative Liability $

Balance, December 31, 2019	-	-
Additions	890,663	302,035
Interest expense	77,640	-
Accretion	246,291	-
Change in fair value of derivative liability	-	866,238
Conversion of convertible debt	(384,820)	(373,642)
Foreign exchange on loan	(63,704)	-
Balance, December 31, 2020	766,070	794,631
Additions	2,653,829	503,848
Interest expense	198,092	-
Accretion	552,151	-
Change in fair value of derivative liability	-	112,387
Conversion of convertible debt	(1,766,066)	(1,204,140)
Foreign exchange on loan	25,151	-

Balance, December 31, 2021	2,429,227	206,726

Item 19.	Exhibits

12.1	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ParcelPal Logistics Inc.

(Registrant)

/s/ Rich Wheeless
Name:Rich Wheeless
Title: Chief Executive Officer, Chief Financial Officer

Date: January 11, 2023