Form 20-F
period 2022-12-31
ParcelPal Logistics Inc.
filed 2023-05-15
CIK 1819074

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

Fiscal year ended December 31, 2022

For the transition period from                        to

Commission file number 000-56191
ParcelPal Logistics Inc.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
422 Richards Street, Suite 170, Vancouver, BC V6B 2Z4, Canada
(Address of principal executive offices)
Rich Wheeless
Rich@parcelpal.com
(Tel. (587) 883 9811

422 Richards Street, Suite 170, Vancouver, BC V6B 2Z4, Canada
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

The number of outstanding Common Shares of the issuer as at December 31, 2022, was 196,374,591.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk factors

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

Risks Related to Our Financial Condition and Capital Requirement

The terms of the convertible notes and other financing vehicles outstanding may adversely impact our business operations.

We have completed a number of non-brokered private placements, mainly in the form of convertible debt, most recently in September 2021, carrying a face value of up to US$2,300,000 (assuming the holder funds and we take all of tranches available under this Note) (reference to any prior and current convertible notes, are collectively referred to as, the “Notes”). In addition, in July 2022 we entered into a capital loan agreement for a ten month two-tranche non-dilutive revenue financing transaction (as further described in this annual report) for principal amount of $400,000, which carries an interest rate of 42%.  In October 2022, we consummated the second tranche for a principal amount of $100,000 pursuant to the capital loan agreement under the same terms. While we have been repaying these loan amounts, each currently remains outstanding. In the case of an Event of Default under the terms of the convertible notes or the capital loan agreement, each of which includes cross-default provisions with respect to any breach of any term of other notes or similar debt instrument, that we fail to cure within the appropriate grace period, we would be considered in default under these agreements. As a result of any default, the Principal Amount of the Notes and capital loan agreement then outstanding and owing through the date of acceleration, shall become, at the holder’s election, immediately due and payable, in the case of the Note in cash.

Should the Company for some reason default on our outstanding Notes or capital loan agreements, or on one of its other debt instruments, or such other material contracts, exercisable securities or convertible notes, if any, such default may materially impair our ability to execute our business plan, obtain future financing (or on reasonable terms) or be able to fund operations, as it may cause the loss of our assets and significantly increase the principal amounts, amount of stock issuable and calculated interest rates thereunder, which, in turn, could cause our stock price to decrease significantly, result in substantial dilution or cause us the inability to raise additional equity capital. In addition, as previously disclosed, we have not taken and Tangiers has not funded the third or fourth tranche of the September 2021 Note, which may place the Company in position to seek alternative funding, if available, on terms that are detrimental to the Company, its cashflows and which could result in significant dilution to shareholders.  Any deficiency in capital can place us at risk of default under existing contractual obligations, and can also result in litigation or other legal proceedings, which can be very costly, both financially and in terms of taking time and attention away from management and the operations of the Company’s business.  While we have met all conversion obligations to date, and we continue to repay our capital loans, the volatility in the capital markets, limited capital raising options over the last year and our existing repayment obligations have placed a significant strain on our cashflows, operations, expansion plans and contractual arrangements. Any contractual default, if affirmatively declared, can also materially negatively impact our Company, stock price, cashflow, operations, customer agreements and result in a material adverse event for the Company.

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

The demand for, and price of, oil and gas is highly dependent on a variety of factors, including international supply and demand, the level of consumer demand, weather conditions, the price and availability of alternative fuels, actions taken by governments in setting energy policy, and global economic and political developments. Domestic and international oil and gas prices have fluctuated widely in recent years and may continue to fluctuate significantly in the future. Recent fuel and energy costs have risen further for a number of reasons, including the push for green energy alternatives (which are not currently widely commercially available), the closure of domestic oil and gas pipelines and the limitations of fossil fuel exploration on federally owned or controlled lands. This situation had been exacerbated in 2022 by international conflicts, including the military invasion of Ukraine by Russia. While the cost of fueling our Amazon delivery vehicles has largely become a nullity (in terms of the cost of revenue) as a result of the fuel cost coverage provided under our latest contract with Amazon in February 2021 (whereby Amazon provides fuel cards for the vehicles), we have expanded our operations and business customer base to include regions in the United States beginning in late 2021.  Our non-Amazon customer agreements currently provide only a partial reimbursement (or stipend) per gallon for vehicle fuel, which does not reflect the foregoing increases in these costs. These combined issues have caused our vehicle fuel costs to rise in relation to our non-Amazon customers and, therefore, increased the cost of doing business. We cannot predict where the price of vehicle fuel will go in the long term; however, such rising costs may negatively impact our operating profits and costs of doing business, and may cause a negative impact on our operating margins..

We may be adversely affected by supply chain issues.

Supply chain issues have struck virtually every industry, including, but not limited to, the manufacturing space, semiconductor and chips, production of home and commercial electronics and appliances, mechanized equipment, automobiles and marine vehicles and other items that require manufacturing, repair or maintenance of products. All businesses have been negatively affected by both the Covid-19 Pandemic, government imposed restrictions and policies among other tangential effects or each, both domestically and internationally. These issues have also triggered labor and workforce shortages, requiring us to continually search for new drivers at a higher cost of labor (average truck driver wages increased by 18% over the past two years1), as well as shortages in sourcing new and used delivery vehicles on a timely or cost effective basis. For example, in 2022, according to Kelley Blue Book new-vehicle transaction prices ended 2022 at record highs2. These shortages could continue to affect the availability of our fleet of delivery vehicles from running at maximum or sufficient capacity required to service the needs of current and/or new customers. As a result, any inability to make scheduled deliveries, service growing or new customers or have the ability establish new geographic locales could cause us to experience a reduction or loss in customers, revenues or reduce the growth rate of our company, each or any one of which could adversely affect relationships with existing and prospective customers. These supply chain and workforce shortages have also been and may continue to be impacted by the COVID-19 pandemic, or future variants, and/or may be impacted by other events outside our control, including macro-economic events, trade restrictions, political crises, other public health emergencies, or natural or environmental occurrences. Our existing customer agreements contain fixed payment terms, and we cannot seek an increase in customer payment rates, if at all, until the renewal term of such contracts. We believe the trend in higher labor costs and supply chain issues may continue into fiscal year 2023. As a result, such shortages and increased cost of labor have adversely affected and, could in the future adversely affect, our operating results.

Because we continue to develop and commercialize new customers and products, we expect to incur significant additional operating losses.

Although we have commercialized our business in certain markets, we continue to develop new customers, including in new markets, as well as new products,  and continue to look to further expand our base of customers, and products, and therefore the size of our workforce. As a result, we expect to incur substantial additional operating expenses over the next several years as our development, expansion and new business venture activities increase and the concomitant costs and expenses of such new business endeavors increase. The amount of our future losses and when we will achieve profitability are uncertain. We remain relatively early in our expansion and marketing efforts of or services, which has resulted in several million in annual commercial revenue, but there is no guarantee that we can generate sufficient revenue to sustain operations or achieve profitability. Our ability to generate increased revenue and achieve profitability will depend on, among other things, the following:

•	realizing revenue from our existing and additional new customers, in new markets and at margins that are sufficiently improved;

•	realizing revenue from new product offerings, such as our mobile delivery app;

•	establishing more substantial sales and marketing arrangements, either alone or with additional third parties;

•	improving our profit and operating margins with existing and new customers;

•	sourcing and leasing dedicated warehousing facility space; and

•	raising sufficient funds to finance our activities, or on terms that are acceptable.

We might not succeed at all, or at any, of these undertakings. If we are unsuccessful at some or all of these undertakings, our business, prospects, and results of operations may be materially adversely affected.

1 https://www.fleetowner.com/operations/article/21248550/truckload-driver-wages-up-18-over-past-two-years.
2 https://b2b.kbb.com/news/view/new-vehicle-transaction-prices-end-2022-at-record-highs.

We have a few customer agreements on which we are highly dependent.

Since inception, the Company has entered into a number of customer agreements which generate the vast majority of our gross revenue. And while we have more recently undertaken an expansion and diversification business plan to lessen this concentration of customer revenue, in the near term, these agreements are a critical component in the Company’s success in generating sufficient sales related cash flow to fund ongoing operations. In particular, the revenue generated from the agreement we entered into with Amazon amounted to 97% of our total revenue for 2021 and amounted to 89% of our total revenue for 2022.  Because of our continued customer diversification, we currently expect the gross revenue generated from the Amazon agreement to amount to 75% of our total revenue for 2023.

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

In addition, as part of our strategy for growth, we have made and may continue to make acquisitions, enter into strategic alliances, joint ventures, licensing transactions, joint development agreements and/or other strategic transactions. However, we may not be able to identify suitable acquisition or other strategic partner candidates, complete acquisitions or integrate acquisitions or joint ventures successfully, and such strategic alliances may not prove to be successful. In this regard, acquisitions and other strategic transactions may involve delving into consumer product sales, and may also involve numerous risks, including difficulties in the integration of the operations, technologies, services and products of the acquired companies and the diversion of management’s attention from other business concerns. Although we will endeavor to evaluate the risks inherent in any particular transaction, there can be no assurance that we will properly ascertain all such risks. In addition, acquisitions and other strategic transactions, if consummated, may fail to be successful, may require consents of such targets customers or be subject to termination, some of which may be out of our control, may result in litigation, could result in the incurrence of substantial additional indebtedness and other expenses or in potentially dilutive issuances of equity securities. Even if we identify assets, transactions or additional lines of business, we may have insufficient liquidity to be able to complete such a transaction, or investment commitments made to us as part of such acquisitions may not materialize, which would place the Company in a difficult position, including potentially being in default under existing acquisition contracts with such seller. This could lead to cross defaults being triggered under other contracts, if any, and possibly lead to litigation costs inherent in such matters, as well as to the termination of customer contracts and the loss of business and related revenues.  Legal proceedings, whether brought or defended, are costly, and could materially impact our operations, revenues, prospects, shareholder value and available cashflow, as well as divert valuable time and attention of management and directors from the business operations. There can be no assurance that difficulties encountered with such transaction(s) will not have a material adverse effect on our business, financial condition and results of operations.

We may not be able to effectively manage our growth or improve our operational, financial, and management information systems, which would impair our results of operations.

Our ability to grow successfully requires an effective planning and management process. In late 2021 and in mid-2022, we significantly expanded our operations into the United States, and we intend to continue to expand the scope of our operations activities significantly. If we are successful in executing our business plan, we will experience growth in our business that could place a significant strain on our business operations, finances, management, and other resources. In the event of a significant acquisition, we may also need to retain or hire management and staff, which will require capital and time and other resources, all or any of which may place additional strain on the Company’s management and resources. The factors that may place strain on our resources include, but are not limited to, the following:

•	the need for continued development of our financial and information management systems;

•	the need to manage strategic relationships and agreements with distributors, customers, and strategic partners;

•	difficulties in hiring and retaining skilled management, technical, and other personnel necessary to support and manage our business.

•	we may face difficulties in maintaining existing or acquired vehicles, or acquiring new vehicles at costs that are reasonable and that will not negatively impact our operating margins.

•	difficulties in running operations in more than one country simultaneously, and manage workforces in each such country under varying applicable laws.

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

We are a publicly registered and reporting company in the United States and Canada that is subject to the reporting requirements of U.S. federal and Canadian securities laws, which can be expensive and may divert resources from other projects, thus impairing our ability to grow.

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

Our cash was C$76,661 in 2022, C$551,961 in 2021, C$255,668 in 2020. Our current liabilities were  C$6,317,195 in 2022, C$4,876,800 in 2021, C$3,035,403 in 2020. Even though our policy is to ensure that we will always have sufficient cash to our obligations when they become due, under both normal and stressed conditions, we may not be able to do so. If we are unable to meet our obligations, our business operations may be materially negatively affected.

Our independent auditors have expressed their concern as to our ability to continue as a going concern.

We reported an accumulated deficit of C$24,557,267 and had stockholders’ deficit of C$1,766,684 at December 31, 2022. As a result of our financial condition, we have received a report from our independent registered public accounting firm for our financial statements for the years ended December 31, 2022, 2021, and 2020, that includes an explanatory paragraph describing the uncertainty as to our ability to continue as a going concern without the infusion of significant additional capital. There can be no assurance that management will be successful in implementing its plans. If we are unable to raise additional financing, we may cease operations.

We face intense competition.

Our businesses are rapidly evolving and intensely competitive, and we have many competitors across geographies, including cross-border competition, and in different industries, including physical, e-commerce, and omnichannel retail, e-commerce services, web and infrastructure computing services, electronic devices, digital content, advertising, grocery, and transportation and logistics services. Some of our current and potential competitors have greater resources, longer histories, more customers, and/or greater brand recognition, particularly with our newly launched products and services and in our newer geographic regions. They may secure better terms from vendors, adopt more aggressive pricing, and devote more resources to technology, personnel including drivers, infrastructure, fulfillment, and marketing.

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

Risks related to the 2020 Global Pandemic.

In March 2020, the World Health Organization declared a global pandemic related to the virus known as COVID-19. The expected impact on domestic and global commerce have been and are anticipated to continue to be far reaching. To date there have been significant stock market declines and the movement of people and goods worldwide has become severely restricted. While the pandemic has largely subsided, Management continues to actively monitor the situation and will take appropriate steps as needed to ensure minimal disruption to the Company’s operations. There is a risk the COVID-19 pandemic could resurface via new untreated strains, which could potentially disrupt the Company’s operations and the movement of goods and services, as well as its investments in personnel, expansion, marketing and sales generally.  While vaccines and other therapeutics to treat COVID-19 have become widely available, and many markets have reopened, the global pandemic and variants of the Covid-19 virus have severely hampered many industries that will take years to recover, and the residual effects continue to have adverse negative effects on many workforces, societal norms and industries.

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

We may have limited or no experience in our newer market segments, and our customers may not adopt our product or service offerings. For example, in March 2023, we announced the relaunching of our mobile delivery application, which is intended to enable near time delivery in localized areas.  These offerings, which can present potential upside for new additional revenues and customer diversification, but they also present new and difficult technology challenges, and may subject us to claims if customers of these offerings experience service disruptions or failures or other quality issues. In addition, profitability, if any, in our newer activities may not meet our expectations, and we may not be successful enough in these newer activities to recoup our investments in them. Failure to realize the benefits of amounts we invest in new technologies, products, or services could result in the value of those investments being written down or written off.

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

Our Articles of Incorporation authorizes the issuance of an unlimited number of our common shares, no par value, of which 196,374,591 shares are issued and outstanding as of December 31, 2022. The future issuance of common shares or securities exercisable for or convertible into common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services, compensation or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and may have an adverse effect on any trading market of our common shares.

We may need to finance our future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements. Any additional funds that we obtain may not be on terms favorable to us or our stockholders and may require us to relinquish valuable rights.

As of our most recent year ended December 31, 2022, we had C76,661 of available cash. We will need to raise additional funds to pay outstanding vendor invoices, meet operating expenses and execute our business plan, including any expansion plans. Our future cash flows depend on our ability to market and sell our common shares, and our ability to continue to cut expenses to reach net even or positive cashflows from operations. There can be no assurance that we will have sufficient funds to execute our business plan or complete a strategic transaction, or that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.

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

Investors may purchase our stock at a price less than the then-prevailing market price for our common shares.

Our common shares issued or to be issued to Tangiers pursuant to the convertible notes we sold to them in September 2021 will be purchased (i) at a fixed price as of the date of such investment, if exercised prior to the maturity date of each such note, or (ii) if converted after such maturity date, e.g., if under the September 2021 notes, at 83% of the average of the two lowest volume weighted average prices in the 10 day period prior to conversion; however, all such conversions carry a regulatory floor of not less than $.05 CN per share. If Tangiers purchases such shares at a price which is lower than market price, our shareholders will be diluted and the price of our common shares may be negatively affected.  Additionally, in March 2023, we completed a private placement of common stock and warrants, the latter of which carry a strike price of $.05 per share (CAN), which at the time of the transaction was well above the trading price of our common stock, but at the time of any conversions thereunder, may be below the then market price of our traded common shares. In addition, in March 2023, the Company issued and sold 20,944,640 units (each unit consisting of one common share and one common share purchase warrant (each a “Warrant”) exercisable for a period of two years following the closing of the Offering at $.05 per share.  The common shares were issued at the prevailing market price of the shares at the time of the offering (pursuant to a one-time exemption provided by the CSE); however, if the market price per share of our common shares is above $.05 per share at the time of the exercise of the Warrant, then the exercise price would be at a discount to the then market price.

Tangiers will pay less than the then-prevailing market price for our common stock under our existing equity line of credit facility.

Our common stock to be issued to Tangiers pursuant to the terms of an Investment Agreement, dated December 16, 2020, will be purchased at 85% of the lowest VWAP of the common stock during the 5-day pricing period applicable to the Company’s Put Notice (described in under the heading “Investment Agreement” in this annual report), provided, however, an additional 10% will be added to the discount of each company put if (i) the Company is not DWAC eligible and (ii) an additional 15% will be added to the discount of each Company put if the Company is under DTC “chill” status on the applicable put notice date. “VWAP” means, for any date, the price determined by the daily volume weighted average price of the common stock for such date (or the nearest preceding date) on the Company’s trading market on which the common stock is then listed or quoted for trading. Tangiers has a financial incentive to sell our common stock immediately upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price. All such conversions are subject to a regulatory floor price of not less than $.05 CN per share.  If Tangiers sells the shares, the price of our common stock could decrease. If our stock price decreases, Tangiers may have a further incentive to sell the shares of our common stock that it holds. Such sales could have a further negative impact on our stock price and may result in dilution to you and our existing stockholders. To date, we have not placed any put notices to Tangiers under this facility.

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

See also “Subsequent Events” in Note 14 of this annual report for additional information on other capital financing, customer agreement and expansion transactions entered into subsequent to the reporting period of this annual report, including, each of which we have previously announced.

On March 30, 2023, the Company announced the relaunch of its mobile delivery application (on a rolling basis over the coming months), which will enable near-time delivery in localized areas and further diversified revenue streams.

In March 2023, the company consummated a private placement of common shares and warrants for aggregate gross proceeds of CAD $406,000.  See Subsequent Events, Note 14 for a more complete description of this offering.

In October 2022, the Company entered into a Capital Loan Agreement with ACH Capital West, LLC in connection with a second non-dilutive financing in the principal amount of $100,000. The agreement provides for a 10 month interest bearing non-convertible note with the total cash repayment due in the amount of $142,000 USD.

In July 2022, the Company entered into a Capital Loan Agreement with ACH Capital West, LLC in connection with a non-dilutive financing in the principal amount of $400,000. The agreement provides for a 10 month interest bearing non-convertible note with the total repayment due in the amount of $568K USD

In June 2022, the Company further expanded its operations in the United States via a regional asset acquisition involving FedEx Ground in the Salt Lake City, UT metropolitan area. The purchase price was $1.35 million USD, consisting of 50% in shares of restricted common stock (the price per share to be set at the closing price of our common stock on the 2nd business day post-closing) and 50% in cash to be paid in tranches.  The purchase price was set at one time annual prior year’s revenue of the acquiree.  Since closing, the parties to the transaction have further discussed possibly broadening the asset acquisition to other regions and/or a restructuring the latter portion of the acquisition price, which discussions continue.  In the interim, the parties to the transaction continue to work cooperatively without discord or disruption to operations.

On October 18, 2021, the Company changed its auditor from Dale Matheson Carr-Hilton LaBonte LLP (“DMCL”) to BF Borgers CPA PC (“BF Borgers”), Lakewood, CO, PCAOB ID 5041, as its independent registered public accounting firm.

In September 2021, the Company announced that it has expanded its operation into the United States.

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

On April 6, 2020, Rich Wheeless was also appointed Chief Executive Officer.

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

ParcelPal Logistics Inc. is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions. From our hubs in Vancouver, Calgary, and Toronto we offer delivery and logistics solutions for business to business, business to customer, and any other tailored creative solution our partners may require. With our 200+ team members’ expertise in logistics operations and our in-house technical excellence, we are uniquely positioned to create a solution-driven by you and your customer’s needs. Since 2016, our company has serviced over 20 million deliveries for our partners. We give businesses a smart, reliable, and affordable delivery service powered by our licensed technology platform.

Since September 2021, as a result of our first expansion into the United States, we started operating in the Salt Lake City, Utah metropolitan area.  In June 2022, we further expanded and diversified our operations in the United States through a second U.S. acquisition pursuant to an asset purchase agreement with Delta Express, Inc. involving FedEx Ground (covering the Salt Lake City, Utah metropolitan area),  which was previously not a customer of the Company.  The initial U.S. expansion added to our top line revenues in the fourth quarter of 2021, and the further (second) U.S. expansion added top line revenues in the latter half of 2022, both of which further increased gross revenues, while also  diversifying our customer and geographic base.

In March 2023, the Company also announced its plan to relaunch its mobile delivery application on a rolling basis over the coming months, which will enable near-time delivery in localized areas. This relaunch was driven by the post-Covid-19 pandemic during and following which many businesses were forced to transform their operations and turn to a mobile and contactless approach. As a result, the market has witnessed an influx in successful mobile offerings, and we believe our mobile app, as currently being upgraded and retooled, will come at an opportune time to attain new customers and revenues.

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

ParcelPal initially operated in major urban centers in Vancouver, BC area and, subsequently, we have expanded throughout Canada, and (as noted above) most recently into the western United States. As a result of our marketing efforts, we have expanded across the entire lower mainland of Vancouver, BC, offering same-day delivery for select clients.

ParcelPal operates from its principal office in Vancouver, British Columbia, from which our Canadian operations are currently managed.  The Company operates is U.S. operations out of its West Valley City, UT offices.  ParcelPal offers employment and consultant opportunities that support all functions of technology and physical deliveries. ParcelPal collectively currently has hundreds of employees, consultants and staff, including the delivery team.

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

Our services

We offer our delivery services throughout major cities in Canada and the western United States. We remain on the lookout for new opportunities in additional cities and territories. The majority of our current business is doing same day deliveries and next day deliveries for businesses in the cities in which we operate.

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

ParcelPal intends to pursue a number of technologies, product and marketing initiatives to continue to drive growth in 2023. The Company’s strategic priorities include:

•	Targeting to be cash flow positive by the end of calendar year 2023;
•	Targeting 50 percent or higher revenue growth for calendar year 2023 and significantly improving operating margins by up to 15 percent;
•	Increasing the number of merchants in various verticals for next-day and same-day delivery services for the B2B markets, enabling easier customer acquisitions and business integration;
•	Hiring sales leaders and execution teams in current and potential markets;
•	Expanding revenue diversification through large e-commerce contracts, and potential acquisitions;
•	Continue expanding into the Amazon and FedEx Ground ecosystem throughout Canada and the United States;
•	Integrate artificial intelligence and prediction algorithms into our platform to maximize revenue potential, streamline services and increase overall margins;
•	Integrate a new last-mile delivery platform to maximize revenue potential, streamline services and increase overall margins; and
•	Deliver more than twenty million total packages by the end of 2023.

The Company currently has its principal revenue stream through billable contracts such as Amazon.com Inc, FedEx Ground, and other merchants. Amazon accounted for 97% of our revenue in 2021 and 89% of our revenue in 2022, respectively. Amazon is projected to account for 85% of our revenue in 2023; however, this incremental projected decrease to 85% in 2023 assumes we are able to continue to diversify our customer base or, conversely, that we do not add or acquire a significant new customer or customers which may further reduce this percentage (although there is no guarantee that such an acquisition or further diversifying expansion will be consummated).

We are among the top-rated and fastest-growing providers for Amazon in British Columbia, and we have achieved “gold status” as an Amazon fulfilment provider. In connection with our June 2022 acquisition of the Delta Express Inc. , we began servicing deliveries for FedEx Ground in the Salt Lake City metropolitan area, which business has increased since commencement.

Our strategic vision

Since our CEO, Rich Wheeless, joined the Company in March 2020, we commenced a shift in focus of our operations away from a substantial reliance on food deliveries and other areas that are less likely to be profitable, to pharmacy & health and meal kit deliveries, which we believe will continue to carry better operating margins in the near and longer term.  We have also decided to distance our operations from a traditional focus of signing non-partner marketplace customers as a result of the lower profitability of such approach. The Company’s focus for 2023 is going to be a technology and digital focused transformation, trying to become less paper reliant in our process, with a move to as much automation as possible in the delivery process. Software will play a large role, utilizing certain existing technology the Company has developed. We see this as a major opportunity to further improve margins while working towards our goal of full year profitability and becoming cash flow positive on an annual basis.

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

Additionally, in June 2022 we entered into an asset purchase agreement with Delta Express Delivery, Inc. whereby the Company, acquired the customer contract and related assets between Delta Express Delivery and FedEx Ground. This gave us a further increase in operations in the Salt Lake City, Utah metropolitan area.

D.	Property, plant and equipment

Our registered address is 1111 Melville Street, Suite 620, Vancouver BC V6E 3V6.  We lease a 5,083 square foot warehouse at 819 Tupper Avenue, Coquitlam, BC, V3K 1A3 which is the main hub for our Canadian operations.  The lease agreement commenced in June 2021 and runs through August 2026. In March 2023, we terminated the above described Tupper Avenue lease on the warehouse to focus on our US operations and our shift back into the technology side of the business. We also lease a 500 square foot premise at 3441 Decker Lake Drive, Suite 210, West Valley City, UT 84119, which serves as our U.S. headquarters. With respect to our vehicles fleet, as of the date of this annual report, we lease approximately 94 vehicles that we use to complete most of our deliveries. The Company has also recently purchased additional vehicles to help with the demand.

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

Audited Financial Years

	For the year ended December 31,
	2022	2021	2020
	C$	C$	C$
Revenue	11,242,660	7,521,952	6,317,329

Total revenue and other income	11,247,316	7,521,952	6,317,329

Year 2022 compared to year 2021

Revenue
Our revenue increased from C$7,521,952 in 2021 to C$11,242,660 in 2022, primarily due to an increase in routes coupled with additional revenue from our latest US acquisition which closed in June 2022.

Cost of Revenue

Our cost of revenue increased from C$6,253,436 in 2021 to C$9,238,485 in 2022. This was due to an increase in staff and acquisition/leasing of additional fleet vehicles for more Amazon routes.

Personnel costs increased from C$5,674,740 in 2021 to C$7,624,566 in 2022. This was due to an increase in staff for Amazon routes as well as expansion into new areas.

Vehicle fuel costs increased from C$112,091 in 2021 to C$157,542 in 2022. This increase in fuel costs was due to the additional vehicles on the road in our fleet for the increase in business.

Short term vehicle rental costs increased from C$110,266 in 2021 to C$1,272,307 in 2022. This increase in short term vehicle rental costs was due to the additional vehicles on the road in our fleet for the increase in business driven by our latest acquisition in June 2022.

Amortization expense decreased from C$346,532 in 2021 to C$184,070 in 2022 due to the Company entering into fewer lease agreements for its delivery fleet.

Gross Profit

Gross profit as a percentage of revenue increased from C$1,268,516 (16.9%) in 2021 to C$2,004,175 (17.8%) in 2022. This was due to economies of scale in staffing costs from our acquisition coupled with the signing of higher margin B2B customers.

Expenses

Marketing and promotion increased from C$78,804 in 2021, to C$181,905 in 2022, due to increased marketing activities in 2022 as the Company continued to expand into new areas.

Management and director fees decreased from C$1,808,250 in 2021, to C$714,346 in 2022, due to decreased fees to officers and the issuance of common stock to directors of the Company in 2021. The issuance of $1,300,000 in common stock to officers and directors is a non-cash expense.

Share-based compensation decreased from C$263,672 in 2021, to C$44,246 in 2022, due to fewer stock options being granted.

Consulting fees increased from C$117,054 in 2021, to C$391,763 in 2022, due to an increase in consultants in the business.

Foreign exchange costs increased from  C$31,454 in 2021, to a C$211,512 in 2022, due to an increase in the exchange rate of the U.S. dollar against the Canadian dollar.

Interest expense decreased from C$754,827 in 2021, to C$491,806 in 2022, due to a decrease in interest due to fewer note issuances throughout the year.

Professional fees increased from C$389,817 in 2021, to C$407,984 in 2022, due to an increase in accounting and legal fees.

Regulatory and filing fees increased from C$106,758 in 2021, to C$145,437 in 2022, due to an increase in charges associated with the issuance of shares and options.

Travel and accommodation expenses increased from C$119,692 in 2021, to C$187,373 in 2022, due to an increase in business activity.

Salaries increased from C$546,852 in 2021, to C$868,783 in 2022, primarily related to expansion into additional areas.

Office and miscellaneous expenses increased from C$964,282 in 2021, to C$1,509,729 in 2022, due to expansion into additional areas and the most recent US acquisition that was completed in June 2022.

In 2022 the Company recorded a gain on debt settlement of C$273,247 compared to no gain or loss on debt settlement in 2021.

In 2021 the Company recorded a derivative liability of C$144,952 compared to a C$206,726 gain on the derivative liability in 2022 due to fewer note issuances throughout the year.

Net loss
The Company had a net loss of C$4,102,608 in 2021 compared to C$3,525,997 in 2022, primarily due to the factors described above, including numerous one-time expenses.

The Company had its largest gross revenue quarter since inception with over $3.4M in the fourth quarter of 2022 (compared to Q4 2021 of over $3.2M).

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

B. Liquidity and capital resources

Since our inception, our operations have, in significant measure, been financed through the issuance of equity securities. Additional funding has come through convertible debt issuances and non-dilutive capital loan agreements . We believe that our current working capital (together with access to our available equity line of credit) is sufficient for our present business requirements; however, if we undertake a significant expansion, acquisition or joint venture in Canada, the United States or elsewhere, we will likely need to raise additional capital through one or more sources to fund such transaction(s). While we generate cash flow, it is currently not sufficient to maintain operations. As a result, we believe we will need to raise additional capital, and also have the ability to draw upon the equity line of credit with Tangiers Global, LLC under the terms of the Investment Agreement we entered with them, for our aforementioned expansion plans through the end of 2023, or through such other available capital financing alternatives.  Such financings may come in the form of equity, debt or through a combination of debt and/or equity financing structures.  See description of our convertible notes below and in the notes to our financials for information relating to their balances, conversion features and other relevant information.  In addition, in July 2022 and October 2022, the Company entered into identical (other than as to the funding amount and effective period) Capital Loan Agreements with ACH Capital West, LLC (“ACH”) in connection with a non-dilutive financing in the aggregate principal amount of $500,000. The loan agreement provides for a 10 month interest bearing non-convertible note with the total cash repayment due in the amount of $568,000 and $142,000. The capital loan agreements prohibit stacking, or the implementation of additional similar loans, and also contain customary default, cross-default and acceleration provisions.  We have maintained the repayments with ACH pursuant to the terms of the agreement, and these loans are scheduled to be fully repaid during the third quarter of the current fiscal year. See also Note 14, Subsequent Events for a description of our private placement equity offering transaction involving common shares and warrants sold and issued in March 2023.

We have incurred significant losses since our inception. We incurred losses of C$3,525,997, C$4,102,608 and C$4,874,082 in 2022, 2021 and 2020, respectively. As at December 31, 2022, the Company had a working capital deficit of C$5,971,170 compared to a working capital deficit of C$3,972,955 as at December 31, 2021.

The Company manages its capital. In doing so, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development of a social collaborative charting, news and communication platform for traders. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes to the Company’s approach to capital management during the year ended December 31, 2022.

Equity issues

See Note 14, Subsequent events for equity issuances subsequent to December 31, 2022.

Convertible notes

On March 12, 2021, the Company executed a non-brokered private placement pursuant to which it issued an unsecured convertible three tranche note to Tangiers with a face value of US$1,050,000 (the “March Note”). Under the terms of the March Note, US$350,000 was advanced to the Company at closing, and the Company issued 300,000 unregistered common shares to Tangiers as investment incentive shares. On April 13, an additional US$325,000 was funded by Tangiers to the Company. On May 27, an additional US$325,000 was funded by Tangiers to the Company.  The March Note carries a one-time guaranteed interest rate of 5% on the principal sum of the funded tranches, and has a maturity date of six months from the effective date of the initial tranche of (or April 12, 2021), and six months from the funding date of each subsequent tranche. The principal amount shall be convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.13 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.13 per share or (b) 83% of the average of the two lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading days prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE. This Note, at December 31, 2021, carried a principal balance of $623,473 (USD); however, subsequent to December 31, 2021, and by the filing date of our annual report on May 4, 2022 carried a remaining principal balance of $6,000, which had shortly thereafter also been converted and, therefore, satisfied in-full the obligations related to this note, which no longer remains outstanding.

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

Cash flows

Audited Financial Years

The following table set forth the sources and uses of cash for the past three years:

	(in C$)
	2022	2021	2020
Net cash used in operating activities	(1,043,347)	(1,076,788)	(927,129)
Net cash from/(used in) investing activities	373,350	(1,567,465)	(112,034)
Net cash from/(used in) financing activities	216,847	2,908,071	999,238

Comparison of cash flows for the Year ended December 31, 2022, with the Year ended December 31, 2021

Operating activities.

Net cash flow in operating activities decreased from a negative C$1,076,788 in 2021 to a negative C$1,043,347 in 2022 due to a decrease in shares issued in lieu of consulting fees.

Investing activities.

Net cash flow in investing activities improved from a negative C$1,567,465 in 2021 to a positive C$373,350 in 2022, primarily as a result of the Company’s US acquisition in 2021 and the sales of vehicles in 2022.

Financing activities.

Net cash flow in financing activities decreased from C$2,908,071 in 2021 to C$216,847 in 2022, primarily as a result of the issuance of convertible notes in 2021.

Comparison of cash flows for the Year ended December 31, 2021, with the Year ended December 31, 2020

Operating activities.

Net cash flow in operating activities increased from a negative C$927,129 in 2020 to a negative C$1,076,788 in 2021 due to an increase in shares issued in lieu of consulting fees.

Investing activities.

Net cash flow in investing activities increased from a negative C$112,034 in 2020 to a negative C$1,567,465 in 2021, primarily as a result of the Company’s US acquisition.

Financing activities.

Net cash flow in financing activities increased from C$999,238 in 2020 to C$2,908,071 in 2021, primarily as a result of the issuance of convertible notes in 2021.

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

On January 30, 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, leading to an economic downturn.  Despite the rollout of vaccines and therapeutics in late 2020, and the broad distribution of those products through 2022, the COVID-19 pandemic has caused residual and remaining negative impacts on labor force habits, consumer spending and lifestyle trends, and economic conditions generally. Compounding this in 2022 were rising inflation and interest rate increases, which has triggered further volatility in the stock market, including trading prices of equities generally, as well as on the Company’s shares and its ability to raise new capital.

The Company has been focused on increasing its sales and operations with Amazon and FedEx Ground, but as disclosed elsewhere, we have also been focused on customer diversification, expansion into profitable industries and exploring options related to continue our expansion and growth geographically and operationally. Our CEO has been focusing on small and medium enterprise clients, and enhanced our B2B business focus to further expand and diversify our customer base and revenue streams going forward, including by engaging with meal kit, health, grocery and pharmacy companies, which are also less seasonal. The Company’s focus for 2023 is going to be a technology and digital focus transformation in order to become less paper reliant in our operational process, with a move to as much automation in the delivery process as possible. Software will also play a large role in this shift by utilizing previous technology the Company had developed. We see this as a major opportunity to further improve margins while working towards our goal of full year profitability and becoming cash flow positive on an annual basis.

Overall company costs have increased. Increases in labor costs, vehicle costs and fuel prices will continue to have a negative impact on our gross margins. We have been implementing initiatives to right-size the business by focusing on becoming more cost-efficient, and believe we have achieved that objective based on our current position at this time. This does not preclude the possibility that we may need to expand staff or management if and as needs arise from expansion or other changes in our business, or in other ways as the broader market may require going forward.

In March 2023, the Company announced the relaunch of its mobile delivery application on a rolling basis over the coming months, which will enable near-time delivery in localized areas and further diversified revenue streams. During the Covid-19 pandemic, many businesses were forced to transform their business operations and turn to a mobile and contactless approach. Similarly, logistics and delivery companies such as ParcelPal were also forced to adopt to new mobile-first strategies, and as a result, the market has witnessed an influx in successful mobile offerings. The ParcelPal Delivery App will now provide the Company with both a B2B and B2C business revenue model, which will deliver new-line revenue to the Company. ParcelPal will also look to leverage its mobile platform by way of white labeling, license and potential joint ventures in the North American, European and Asia-Pacific regions.

E.	Critical Accounting Estimates

Please refer to Note 2 of our audited financial statements included in Item 18 of this Annual Report on Form 20-F.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The names and details of the Company’s Directors and senior management at the date of this report are as follows:

Name	Age	Position
Rich Wheeless	43	Chief Executive Officer, Chief Financial Officer, Chairman of the Board of Directors
Brock Vandrick	35	Director
Robert Faissal	54	Director

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

Brock Vandrick. Mr. Vandrick has served in several senior roles at each level of the Canadian government over the last 13 years. Most recently, he was the Chief of Staff to Ontario’s Minister of Natural Resources. Prior to that he served as the Director of Stakeholder Relations to the Premier of Ontario. Federally, he was an advisor to Canada’s Minister of International Trade. Mr. Vandrick holds a degree in Business Administration from Laurentian University as well as a diploma in General Arts from Georgian College.

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

The following table sets forth information concerning the compensation of our executive officers and members of our Board of Directors for 2022.

	Salary ($)	Stock awards ($)	Option awards ($)	Incentive plan compensation ($)	All other compensation ($)	Total ($)
Rich Wheeless	$267,535	-	-	-	-	$267,535
Brock Vandrick	-	-	-	-	-	-
Robert Faissal	-	-	-	-	-	-
Total	$267,535	-	-	-	-	267,535

Consulting Agreement with Rich Wheeless

On March 27, 2020, Rich Wheeless, entered into a consulting agreement (the “Consulting Agreement”) with the Company and was appointed Chief Financial Officer, with retroactive effectiveness as of March 1, 2020. On April 6, 2020, Rich Wheeless was appointed Chief Executive Officer.

Under the terms of the Consulting Agreement, effective for a period of 36 months, Rich Wheeless will perform the role and duties required by his position within the Company. Regarding the compensation package, Rich Wheeless will be paid in cash (i) US$6,000 per month through December 31, 2020; (ii) US$10,000 per month from January 1, 2021, to December 31, 2021, increased to US$12,000 per month if the annual gross revenues of the Company reach the target for that year; (iii) US12,000 per month January 1, 2022, to December 31, 2022, increased to US$15,000 if the annual gross revenues of the Company reach the target for that year; and (iv) US$15,000 per month from January 1, 2023, to March 1, 2023, increased to US$17,000, if the annual gross revenues of the Company reach the target for that year. Cash bonuses will be payable each year, contingent on the satisfaction of revenue milestone requirements.  At the beginning of 2021 the monthly consulting fee for the year was increased and Rich Wheeless will be paid in cash US$16,666.67 per month through December 31, 2021. At the beginning of 2022 the monthly consulting fee for the year was increased and Rich Wheeless will be paid in cash US$33,333.34 per month through December 31, 2022.

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

The appointment and expiration dates of each director in office at the date of this report is as follows:

Name	Position	Year First Appointed	Current term expires
Robert Faissal	Director	2019	2023
Brock Vandrick	Director	2022	2023
Rich Wheeless	CEO, CFO, Board Chairman	2020	2023

Further details on each director can be found in “Names, titles, experience and expertise” above.

Term of Directors

At every annual general meeting all directors cease to hold office immediately before the election or appointment of new directors, but are eligible for re-election or re-appointment. The current members of our board of directors were elected at the annual general shareholder meeting held on October 7, 2022, and will hold their director position until the earlier of the next annual general shareholder meeting or appointment of new directors.

Board of Directors

The Board of the Company is elected by and accountable to shareholders. The Board monitors and directs the business and is responsible for the corporate governance of the Company. As at December 31, 2022, the Board comprised of three directors, two of whom were non-executive directors.

As we are not listed on a national stock exchange, we are not required to constitute an audit committee and as such we do not currently have an audit committee.

D.	Employees

As of the end of each of the last three years, the Company had under hire (either as employees or independent contractors) the following number of people on a full-time basis:

	2022	2021	2020
Category of Activity
Research and Development	1	1	1
Finance and Administration	10	10	10
Couriers	182	163	105
Total	193	174	116

	2022	2021	2020
Geographic Location
Canada	103	120	116
United States	90	54	-
Total	193	174	116

E.	Share Ownership

Directors’ interests in the shares of the Company as of December 31, 2022

Share ownership

The number of common shares in the Company held as of December 31, 2022, by each Director, including their personally related parties, is set out below:

	Number	Percentage
Common shares
Rich Wheeless	9,000,000	4.58%
Brock Vandrick	-	-
Robert Faissal	1,000,000	0.51%
Total	10,000,000	5.09%

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

	No of options	Grant date	Expiry date	Exercise price
Rich Wheeless	1,000,000	May 6, 2020	May 6, 2025	$0.09
Brian Storseth	500,000	May 6, 2020	May 6, 2025	$0.09
Robert Faissal	400,000	May 6, 2020	May 6, 2025	$0.09
Alex Nuttall	300,000	May 6, 2020	May 6, 2025	$0.09

	No of options	Grant date	Expiry date	Exercise price
Rich Wheeless	1,000,000	November 12, 2020	November 12, 2025	$0.075
Brian Storseth	500,000	November 12, 2020	November 12, 2025	$0.075
Robert Faissal	300,000	November 12, 2020	November 12, 2025	$0.075
Alex Nuttall	300,000	November 12, 2020	November 12, 2025	$0.075

	No of options	Grant date	Expiry date	Exercise price
Rich Wheeless	1,000,000	January 22, 2021	January 22, 2026	$0.145
Brian Storseth	500,000	January 22, 2021	January 22, 2026	$0.145
Robert Faissal	250,000	January 22, 2021	January 22, 2026	$0.145
Alex Nuttall	250,000	January 22, 2021	January 22, 2026	$0.145

Item7.	Major Shareholders and Related Party Transactions

A.	Major shareholders

As of April 28, 2023, Rupinder Sangha owns 5.83% of our voting securities. CEO Rich Wheeless holds 5.68% of our voting securities as well as of April 28, 2023.  No other shareholder of ParcelPal holds at least 5% of our voting securities as of April 28, 2023. Tangiers Global LLC held approximately 1.549% of our outstanding shares as of the close of this reporting period; however, pursuant to the terms of our outstanding convertible note, dated September 15, 2021 (as more fully described in Item 5, description of Convertible Notes), in May 2022, the principal sum of $394,000 was converted in exchange for 9,850,000 common shares, leaving a current principal balance of $946,000. If this remaining principal balance were converted at the fixed price, we would issue 10,511,111 common shares, or if at the variable conversion price, we would issue up to an additional 13,138,889 common shares (excluding interest).

The investment Agreement between us and Tangiers Global LLC, and each of the convertible note agreements entered into by us to date, contain a 9.99% conversion and ownership blocker provision, and we have not initiated any puts to the investor under the Investment Agreement since entry. Other than as set forth above and in our beneficial ownership table in our annual report, we do not believe that any other person or entity beneficially owns or has the right to own 5% or more of our outstanding common stock as of April 28, 2023.

B.	Related Party Transactions

On June 20, 2019, we entered into a Business Advisor Service Agreement with 1824400 Alberta Limited, a private company controlled by our former director Brian Storseth, our then Chairman of the Board of Directors, to provide business advisory services with respect to the expansion of our business activities. On June 5, 2020, the parties mutually agreed to terminate the Business Advisor Service Agreement. The Company had agreed to issue 1,200,000 common shares to 1824400 Alberta Limited to settle all the amounts due under such agreement. This contract was terminated on June 5, 2020, and the shares were issued in full at C$0.15 per share. Under the terms of the Business Advisor Service Agreement, 1824400 Alberta Limited had agreed to provide consulting services to the Company, in particular regarding the expansion of the Company’s operations in Canada, introducing the Company to potential business partners, and assisting the Company in business negotiations.  Effective as of September 21, 2022, Mr. Storseth was no longer a member of our Bord of Directors.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” commencing on page F-1.

B.	Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.

Item 9.	The Offer and Listing

A.	Offer and listing details

On April 15, 2013, we listed our common shares on the Canadian Securities Exchange (“CSE”) with the trading symbol “PKG”. On December 5, 2016, we listed our common shares on the Frankfurt Stock Exchange (“FSE”) with the trading symbol “PT0A”. On January 4, 2017, we opened a secondary market quotation of our common shares on the OTC Venture Marketplace with the trading symbol “PTNYF”, but which we up-listed for primary trading capability to the OTCQB on October 6, 2020.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are listed on the Canadian Securities Exchange (“CSE”) with the trading symbol “PKG”, on the Frankfurt Stock Exchange (“FSE”) with the trading symbol “PT0A”, and on the OTCQB market with the trading symbol “PTNYF”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

Options and Warrants

We may issue at any time options or warrants. Each option and each warrant carries the right to acquire up to one fully-paid non-assessable common share in our capital.

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

C. Material contracts

Tangiers Notes

On March 12, 2021, the Company executed a non-brokered private placement pursuant to which it issued an unsecured convertible three tranche note to Tangiers with a face value of US$1,050,000 (the “March Note”). Under the terms of the March Note, US$350,000 was advanced to the Company at closing, and the Company issued 300,000 unregistered common shares to Tangiers as investment incentive shares. On April 13, an additional US$325,000 was funded by Tangiers to the Company. On May 27, an additional US$325,000 was funded by Tangiers to the Company.  The March Note carries a one-time guaranteed interest rate of 5% on the principal sum of the funded tranches, and has a maturity date of six months from the effective date of the initial tranche of (or April 12, 2021), and six months from the funding date of each subsequent tranche. The principal amount shall be convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.13 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.13 per share or (b) 83% of the average of the two lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading days prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE. The March Note has been fully converted and is retired from the books of the Company.

On September 15, 2021, the Company executed a non-brokered private placement pursuant to which it issued an unsecured convertible multi tranche note to Tangiers with a face value of US$2,300,000 (the “September Note”). Under the terms of the September Note, US$700,000 was advanced to the Company at closing, and the Company issued 500,000 unregistered common shares to Tangiers as investment incentive shares. On November 23, an additional US$640,000 was funded by Tangiers to the Company, and the Company issued 500,000 unregistered common shares to Tangiers as investment incentive shares.  The Company has not taken and the holder has not funded the third tranche of this Note as of the date of this annual report.  There is also an option for a fourth tranche in the amount of $325,000 to be funded by the noteholder upon mutual agreement by the Company and investor.  The September Note carries a one-time guaranteed interest rate of 5% on the principal sum of the funded tranches, and has a maturity date of six months from the effective date of the initial tranche, and six months from the funding date of each subsequent tranche. The principal amount shall be convertible into unregistered common shares of the Company prior to the Maturity Date, at the option of the Noteholder, at a fixed conversion price of US$0.09 per share; however, if the Note is not fully repaid or fully converted on or before the Maturity Date, then the Noteholder has the option to convert the remaining outstanding amount under the Note into common shares at the variable conversion price equal to the lower of (a) US$0.09 per share or (b) 83% of the average of the two lowest volume weighted average price of the Company’s common shares during the 10 consecutive trading days prior to the date on which the Noteholder elects to convert all or part of the Note, provided that any such discount to the conversion price is in compliance with applicable Canadian securities laws and the policies and rules of the CSE. Tangiers converted $394,000 USD of this September 2021 note for 9,850,000 common shares at $0.04 US per share in May 2022, leaving a principal balance of $946,000 USD under this note.

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

As of December 31, 2022, and as of the date of this annual report, the Company has not initiated any put notices to Tangiers and has received no proceeds under this facility.

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

Transportation Agreement with Farmer’s Meal

In August 2021, the Company entered into an agreement to provide delivery services to Farmer’s Meals, one of Vancouver’s growing providers of meal kits.  Farmer’s Meal provides Mediterranean inspired and nutritionally balanced flavorful meals that are handmade with local, fresh and natural ingredients.  The Company will be delivering meal kits to customer’s homes, catered meals to offices and meal distribution to various other businesses.

Delivery Service Agreement with FedEx Ground

On June 1, 2022, the Company entered into an asset purchase agreement (the “Asset Acquisition”) with Delta Express Delivery, Inc. (“Delta”) whereby the Company, through ParcelPal USA, acquired a customer contract between Delta and FedEx Ground Package System, Inc. (“FedEx”) (the “FedEx Contract”) making ParcelPal USA an independent service provider for FedEx. Furthermore, we renegotiated our existing contract with more favorable rates with FedEx in October 2022, which runs until October 27, 2023. The more favorable contract includes a slight increase of about 5% in our per stop rates as well as a higher subsidy for fuel costs (now covering about 50% of our fuel costs, up from approximately 42% in the prior contract).

Capital Loan Agreements with ACH Capital West

In July 2022, the Company entered into a Capital Loan Agreement with ACH Capital West, LLC in connection with a non-dilutive financing in the principal amount of $400,000. The agreement provides for a 10 month interest bearing non-convertible note with the total repayment due in the amount of $568K USD.

In October 2022, the Company entered into a Capital Loan Agreement with ACH Capital West, LLC in connection with a second non-dilutive financing in the principal amount of $100,000. The agreement provides for a 10 month interest bearing non-convertible note with the total cash repayment due in the amount of $142,000 USD.

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

For purposes of this description, a “U.S. holder” is a beneficial owner of ordinary shares who holds such ordinary shares as capital assets within the meaning of the Code and is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation created or organized in or under the laws of the United States or any state thereof, including the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that either (a) is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on Display

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

On November 9 , 2021, we incorporated ParcelPal Logistics USA, Inc. in the state of Florida. It is a 100% wholly owned subsidiary of ParcelPal Logistics Inc.

On September 15, 2021, the Company purchased 95% of the outstanding shares of Web to Door Trucking Corp., a United States delivery service company incorporated in Nevada on June 6, 2018, which became a subsidiary of ParcelPal Logistics, Inc.

I.	Annual Report to Security Holders

Not Applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

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

Not applicable; however, the description in this annual report of those certain convertible securities is incorporated by reference herein.

B.	Warrants and Rights

Not applicable. See Note 14, subsequent events, related to March 2023 issuance of common share Warrants.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and the Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2022, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on that evaluation, our management has concluded that, as of December 31, 2022, the Company had material weaknesses in its internal control over financial reporting and was deemed to be not effective. Specifically, management identified the following material weaknesses as at December 31, 2022:

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

Dale Matheson Carr-Hilton Labonte LLP was retained as our independent registered public accounting firm until October 14, 2021. Set forth below is a summary of the fees paid to Dale Matheson Carr-Hilton Labonte LLP for services provided in fiscal years 2021 and 2020.

Dale Matheson Carr-Hilton Labonte LLP

Fiscal 2020 C$

Audit Fees	$40,000
Audit Related Fees	$5,000
Tax Fees	$900
Total remuneration	$45,900

On October 14, 2021, we retained BF Borgers CPA PC as our independent registered public accounting firm going forward. Audit fees for fiscal 2022 are estimated at $42,000 US$ (approximately C$57,7155).

BF Borgers CPA PC

	Estimated Fiscal 2022 C$	Fiscal 2021 C$

Audit Fees	$57,155	$50,708
Audit Related Fees	$-	$-
Tax Fees	$1,000	$1,000
Total remuneration	$58,155	$51,708

Pre-Approval Policies and Procedures

We have not adopted yet a pre-approval of audit and non-audit services policy and procedure because we do not have yet an audit committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Changes in registrant’s Certifying Accountant

As previously disclosed by the Company,  effective October 2021, we announced a change of our auditor from Dale Matheson Carr-Hilton LaBonte LLP (“DMCL”) to BF Borgers CPA, PC (“BF Borgers”) as our independent registered public accounting firm. The Board of Directors of the Company approved the appointment of BF Borgers as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2021.

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

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

PART III

Item 17.	Financial Statements

Refer to “Item 18 – Financial Statements” below.

Item 18.	Financial Statements

The financial statements filed as part of this annual report commence on page F-1.

The financial statements comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements have been audited in accordance with the Public Company Accounting Oversight Board (“PCAOB”) auditing standards in the United States by the Company’s independent registered public accounting firm. The Company’s year ends on December 31.

The Company publishes its financial statements expressed in Canadian dollars. In this annual report, references to “U.S. dollars” or “US$” are to the currency of the United States of America (“U.S.”) and references to “Canadian dollars” “$” or “C$” are to the currency of Canada.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report on Form 20‑F:

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of ParcelPal Logistics Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ParcelPal Logistics Inc. (the "Company"), as of December 31, 2022 and 2021, the related statements of comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years then ended, and related notes (collectively referred to as the "financial statements").  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022 and 2021, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/S/ BF Borgers CPA PC (PCAOB ID 5041)
We have served as Auditor since 2021
Lakewood, CO
May 15, 2023

PARCELPAL LOGISTICS INC.
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the Years Ended December 31, 2022 and 2021

ParcelPal Logistics Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	Notes	December 31, 2022 $	December 31, 2021 $

ASSETS
Current assets
Cash		76,661	551,961
Accounts receivable	5	237,506	202,050
Prepaid expenses		31,858	149,834
		346,025	903,845

Customer contract	3,4,7	3,707,137	3,933,128
Vehicles and Right-of-use assets	6	507,669	652,353

Total assets		4,560,831	5,489,326

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	9	2,027,939	833,262
Purchase obligation	3,4	1,616,704	660,972
Convertible Note	14	1,536,139	2,429,227
Derivative liability	14	-	206,726
Sales tax payable		682,200	521,616
Short-term loan payable	8	396,201	66,588
Lease obligations - current	13	58,012	158,409
		6,317,195	4,876,800

Lease obligations	13	10,320	404,921

Total liabilities		6,327,515	5,281,721

SHAREHOLDERS’ (DEFICIT) EQUITY
Share capital	9	18,928,057	17,622,777
Contributed surplus		3,664,546	3,620,300
Accumulated other comprehensive income		197,980	(4,202)
Deficit		(24,557,267)	(21,031,270)
Total shareholders’ (deficit) equity		(1,766,684)	207,605

Total liabilities and shareholders’ (deficit) equity		4,560,831	5,489,326

Nature of operations and going concern (Note 1)
Commitments (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

ParcelPal Logistics Inc.
Consolidated Statements of Loss and Comprehensive Loss
For the Years Ended December 31, 2022 and 2021
(Expressed in Canadian Dollars)

	Notes	2022 $	2021 $	2020 $

SALES		11,242,660	7,521,952	6,317,329

COST OF SALES	15	(9,238,485)	(6,253,436)	(5,947,895)

GROSS PROFIT		2,004,175	1,268,516	369,434

EXPENSES
Amortization of intangible assets	7	1,126,818	-	-
Bad debt expense	4	-	59,307	-
Consulting fees		391,763	117,054	656,405
Foreign exchange		211,512	31,454	(61,236)
Marketing and promotion		181,905	78,804	29,146
Management and director fees	10	714,346	1,808,250	305,158
Office and miscellaneous		1,509,729	964,282	1,155,805
Professional fees		407,984	389,817	655,378
Regulatory and filing fees		145,437	106,758	78,945
Salaries	10	868,783	546,852	533,193
Share-based compensation	9	44,246	263,672	473,103
Travel and accommodation		187,373	119,692	31,692
		(5,789,896)	(4,485,942)	(3,857,589)

Loss before other items		(3,785,721)	(3,217,426)	(3,488,155)

Other expenses:
Other income		4,656	-	-
Debt Settlement	14	273,247	-	(191,773)
Derivative liability	14	206,726	(144,952)	(866,238)
Interest expense	13, 14	(491,806)	(754,827)	(323,931)
Gain (loss) on disposal of asset	6	266,901	-	-
Write-off of asset		-	14,597	(3,985)
		259,724	(885,182)	(1,385,927)

Net loss for the year		(3,525,997)	(4,102,608)	(4,874,082)

Foreign currency translation adjustment		202,182	(4,202)	-

Comprehensive loss for the year		(3,323,815)	(4,106,810)	(4,874,082)

Basic and diluted loss per share		(0.02)	(0.03)	(0.05)

Weighted average number of shares outstanding – basic and diluted		184,408,449	152,119,211	91,147,886

The accompanying notes are an integral part of these consolidated financial statements.

ParcelPal Logistics Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended December 31, 2022, 2021 and 2020
(Expressed in Canadian Dollars)

	Number of shares	Amount $	Contributed Surplus $	Subscriptions received in advance $	Deficit $	AOCI $	Total $

Balance, December 31, 2019	86,944,353	9,367,691	3,020,617	100,240	(12,054,580)	-	433,968

Option exercises	2,000,000	310,127	(130,127)	(90,000)	-	-	90,000
Warrant exercises	200,000	30,000	-	-	-	-	30,000
Convertible note	6,154,897	756,919	-	-	-	-	756,919
Debt settlement	2,786,667	434,000	-	-	-	-	434,000
In lieu of consulting fees	4,868,056	510,000	-	-	-	-	510,000
Write-off subscription receivable	-	-	-	(10,240)	-	-	(10,240)
Share-based compensation	-	-	473,103	-	-	-	473,103
Net and comprehensive loss for the year	-	-	-	-	(4,874,082)	-	(4,874,082)

Balance, December 31, 2020	102,953,973	11,408,737	3,363,593	-	(16,928,662)	-	(2,156,332)

Shares issued pursuant to:
Convertible note	24,516,649	2,966,838	-	-	-	-	2,966,838
In lieu of consulting fees	13,833,333	1,521,667	-	-	-	-	1,521,667
Acquisition of Web-to-door	13,777,778	1,611,020	-	-	-	-	1,611,020
Warrant exercises	657,000	98,550	-	-	-	-	98,550
Option exercises	100,000	15,965	(6,965)	-	-	-	9,000
Share-based compensation	-	-	263,672	-	-	-	263,672
Net and comprehensive loss for the year	-	-	-	-	(4,102,608)	(4,202)	(4,106,810)

Balance, December 31, 2021	155,838,733	17,622,777	3,620,300	-	(21,031,270)	(4,202)	207,605

Shares issued pursuant to:
Convertible note	25,312,500	1,000,813	-	-	-	-	1,000,813
In lieu of consulting fees	1,250,000	35,000	-	-	-	-	35,000
Acquisition of customer contract	13,473,358	269,467	-	-	-	-	269,467
Share-based compensation	-	-	44,246	-	-	-	44,246
Net and comprehensive loss for the year	-	-	-	-	(3,525,997)	202,182	(3,323,815)
Balance, December 31, 2022	196,374,591	18,928,057	3,664,546	-	(24,557,267)	197,980	(1,766,684)

The accompanying notes are an integral part of these consolidated financial statements.

ParcelPal Logistics Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2022, 2021  and 2020
(Expressed in Canadian Dollars)

	2022 $	2021 $	2020 $
Operating activities
Loss for the year	(3,525,997)	(4,102,608)	(4,874,082)
Add non-cash items:
Amortization	1,310,888	346,532	388,859
Share-based compensation	44,246	263,672	473,103
Accrued interest	322,935	753,555	323,931
Shares issued in lieu of consulting fees	35,000	1,521,667	510,000
(Gain) / Loss on debt settlement	(273,247)	-	191,773
Unrealized foreign exchange loss (gain)	91,697	27,761	(63,704)
Impairment of asset	-	1,874	3,985
Fair value of derivative	(206,726)	144,952	866,238
Gain on disposal of asset	(266,901)	-	-
Changes in non-cash working capital items
Sales tax payable	160,584	222,524	198,306
Prepaid expenses	117,976	(141,432)	(31,325)
Accounts receivable	(35,456)	161,603	381,349
Accounts payable and accrued liabilities	1,181,654	(276,888)	704,438
Net cash flows used in operating activities	(1,043,347)	(1,076,788)	(927,129)

Investing activity
Cash acquired on business combination	-	149,386	-
Sale of vehicles	410,500	42,798	-
Acquisition of Trucking	-	(1,697,813)	-
Purchase of vehicles	(37,150)	(61,836)	(112,034)
Net cash flows provided (used) by investing activity	373,350	(1,567,465)	(112,034)

Financing activities
Loan repayments	(274,631)	(27,769)	(26,416)
Loan proceeds	677,200	-	-
Convertible note	-	3,115,822	1,192,699
Exercise of options	-	9,000	90,000
Exercise of warrants	-	98,550	30,000
Lease payments	(185,722)	(287,532)	(345,695)
Subscriptions received	-	-	58,650
Net cash flows provided (used) by financing activities	216,847	2,908,071	999,238

Foreign exchange on cash	(22,150)	32,475	-
Change in cash during the year	(475,300)	296,293	(39,925)
Cash – beginning of the year	551,961	255,668	295,593
Cash – end of the year	76,661	551,961	255,668
Supplemental cash flow information:
Income taxes paid	-	-	-
Interest paid	491,806	25,598	28,671
Non-Cash Items:
Shares issued pursuant to asset acquisition	269,467	1,611,020	-
Shares issued for convertible note settlement	1,000,813	2,966,838	-

The accompanying notes are an integral part of these consolidated financial statements.

ParcelPal Logistics Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

ParcelPal Logistics Inc. (formerly ParcelPal Technology Inc.) (“the Company” or “ParcelPal”) is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions, providing businesses with a smart, reliable and affordable delivery service powered by the Company’s licensed technology platform.  The Company operates in major Canadian cities including Vancouver, Calgary, and Toronto, and now in the western region of the United States.  The Company was incorporated in Alberta on March 10, 1997.  On June 22, 2006, the Company moved its incorporation jurisdiction to British Columbia.  The Company’s shares are listed on the Canadian Securities Exchange (“CSE”) under the symbol “PKG”, on the OTCQB (over-the-counter) Market in the United States under the symbol PTNYF and on the Frankfurt Stock Exchange under the symbol “PT0A”.

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

Statement of Compliance
These financial statements, including comparatives have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”). These financial statements were approved by the Board of Directors and authorized for issue on April xx, 2023.

Basis of measurement
These consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information. The financial statements are presented in Canadian dollars, unless otherwise noted.

ParcelPal Logistics Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
(Expressed in Canadian Dollars)

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

ParcelPal Logistics Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
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

ParcelPal Logistics Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
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

ParcelPal Logistics Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
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

ParcelPal Logistics Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
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

Research and development
Research costs are expensed when incurred. Internally-generated software costs, including personnel costs of the Company’s development group, are capitalized as intangible assets when the Company can demonstrate that the technological feasibility of the project has been established; the Company intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and the Company can reliably measure the expenditure attributable to the intangible asset during its development. After initial recognition, internally- generated intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. The Company did not have any development costs that met the capitalization criteria for the year ended December 31, 2022.

ParcelPal Logistics Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
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

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company, its 95% owned subsidiary Web-to-door Trucking (2021 – 95%) and its wholly-owned subsidiary ParcelPal Logistics USA, Inc. (“ParcelPal USA”).

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

ParcelPal Logistics Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
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

ParcelPal Logistics Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
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

Each tranche to be funded as follows:
•	USD $700,000 on closing (paid)
•	USD $640,000 will be advanced 45 days from the closing date (paid)
•	USD $520,000 will be advanced 90 days from the closing date (Payable)
•	USD $325,000 will be advanced upon mutual agreement by the Company and noteholder at 120 days from the closing date, together with the prorated 5% OID (Payable)

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

As at December 31, 2022, the Company’s purchase obligation outstanding is $704,288 (2021 - $660,972).

ParcelPal Logistics Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
(Expressed in Canadian Dollars)

4.	ASSET ACQUISITION

On June 1, 2022, the Company entered into an asset purchase agreement (the “Asset Acquisition”) with Delta Express Delivery, Inc. (“Delta”) whereby the Company, through ParcelPal USA, acquired a customer contract between Delta and FedEx Ground Package System, Inc. (“FedEx”) (the “FedEx Contract”) making ParcelPal USA an independent service provider for FedEx. In addition to the FedEx Contract, the Company also acquired 12 delivery vehicles from Delta. The acquisition of the FedEx Contract and the vehicles was treated as an asset acquisition. The Company issued 13,473,358 common shares, fair valued at $269,467 (US $209,107) and will make two payments of US $336,834 by November 1, 2022, as at December 31, 2022 the amount was still outstanding. The allocation of the purchase price is as follows:

Purchase price consideration	$
Consideration – cash	868,129
Consideration – shares	269,467
Fair value of consideration	1,137,596

Vehicles	452,343
Customer contract	685,253
Total net assets acquired	1,137,596

On completion of the Asset Acquisition the Company, through ParcelPal USA, began generating revenue from the FedEx Contract and as at December 31, 2022 the Company had generated $1,141,965 in revenue from the FedEx Contract.

As at December 31, 2022, the Company’s purchase obligation outstanding is $912,416 (2021 - $nil).
5.	ACCOUNTS RECEIVABLE

	December 31, 2022 $	December 31, 2021 $

Accounts receivable	237,506	202,050

As at December 31, 2022, 32% (December 31, 2021 – 60%) of the Company’s accounts receivable are current, and the Company recorded $nil (December 31, 2021 - $59,307) of bad debt expense related to certain customer accounts.

One customer accounted for 32% of accounts receivable at December 31, 2022 (2021 – 55% of accounts receivable) and 89% (2021 – 97%) of total revenues during the year ended December 31, 2022.

ParcelPal Logistics Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
(Expressed in Canadian Dollars)

6.	VEHICLES AND RIGHT-OF-USE ASSETS

Right-of-use assets consists of leased vehicles and a leased warehouse carried at cost less accumulated depreciation. The Company’s vehicles as at December 31, 2022 and December 31, 2021 are as follows:

	Vehicles $	ROU Assets $	Total $
Cost
Balance, December 31, 2020	166,501	370,793	537,294
Additions	58,352	619,678	678,030
Disposal	(26,108)	(150,772)	(176,880)
Balance, December 31, 2021	198,745	839,699	1,038,444
Additions	452,323	-	452,323
Disposal	(198,745)	(633,671)	(832,416)
Foreign exchange	23,097	-	23,097
Balance, December 31, 2022	475,420	206,028	681,448

Accumulated amortization
Balance, December 31, 2020	16,559	177,036	193,595
Amortization	79,922	266,610	346,532
Disposal	(3,264)	(150,772)	(154,036)
Balance, December 31, 2021	93,217	292,874	386,091
Amortization	25,817	158,253	184,070
Disposal	(93,217)	(303,759)	(396,976)
Foreign exchange	594	-	594
Balance, December 31, 2022	26,411	147,368	173,779

Balance, December 31, 2021	105,528	546,825	652,353
Balance, December 31, 2022	449,009	58,660	507,669

During the year ended December 31, 2022, the Company included $184,070 (2021 - $346,532) of amortization in cost of sales.

During year ended December 31, 2022, the Company purchased 14 previously leased vehicles for $37,150. The Company also sold 33 vehicles for gross proceeds of $410,000. The vehicles had a net book value of $128,313 and the Company recorded a gain on sale of $266,901. The Company also wrote off 4 vehicles which were valued at $14,786.

ParcelPal Logistics Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
(Expressed in Canadian Dollars)

7.	CUSTOMER CONTRACTS

Upon completion of the acquisition of Trucking and the Asset Acquisition, the Company acquired customer contracts. The customer contracts are amortized using the straight-line method over the useful life of 5 years.

The change in customer contract during the year ended December 31, 2022, is as follows:

$

Balance, December 31, 2020	-
Additions	3,901,442
Foreign exchange	31,686
Balance, December 31, 2021	3,933,128
Additions	685,253
Amortization	(1,126,818)
Foreign exchange	215,573
Balance, December 31, 2022	3,707,137

8.	LOAN PAYABLE

On July 25, 2022, the Company received a short-term loan for US$400,000 due on May 25, 2023. Per the terms of the loan the Company is required to make 40 payments of US$14,200 to settle the debt. As part of the loan agreement the Company paid a US$8,000 processing fee and US$24,000 finders’ fee, as the loan is short term in nature the fair value of the loan was determined to match the book value of the loan. The processing fee and finders’ fee were recorded as interest expense. During the year December 31, 2022, the Company made principal repayments of US$155,000 (CAD - $201,671) and interest payments of US$65,100 (CAD - $84,702). As at December 31, 2022 the balance owing was US$245,000 (CAD - $331,828).

On October 4, 2022, the Company received an additional short-term loan for US$100,000 due on August 4, 2023. Per the terms of the loan the Company is required to make 40 payments of US$3,550 to settle the debt. As part of the loan agreement the Company paid a US$4,298 processing fee which was recorded as interest expense. AS the loan is short term in nature the fair value of the loan was determined to match the book value of the loan. During the year ended December 31, 2022, the Company made principal repayments of US$33,388 (CAD - $43,440) and interest payments of U$14,044 (CAD - $18,272). As at December 31, 2022 the balance owing was US$66,613 (CAD - $90,220).

9.	SHARE CAPITAL

Common Shares

Authorized:
The authorized capital of the Company consists of an unlimited number of common shares without par value.

ParcelPal Logistics Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
(Expressed in Canadian Dollars)

Issued:

During the year ended December 31, 2022:
a)	On January 1, 2022, the Company issued 2,500,000 common shares pursuant to the settlement of US$100,000 convertible debt, the shares were fair valued at $125,000.
b)	On January 20, 2022, the Company issued 5,000,000 common shares pursuant to the settlement of US$200,000 convertible debt, the shares were fair valued at $250,000.
c)	On February 15, 2022, the Company issued 7,625,000 common shares pursuant to the settlement of US$305,000 convertible debt, the shares were fair valued at $343,125.
d)	On May 4, 2022, the Company issued 337,500 common shares pursuant to the settlement of US$13,500 convertible debt, the shares were fair valued at $11,813.
e)	On May 9, 2022, the Company issued 9,850,000 common shares pursuant to the settlement of US$394,000 convertible debt, the shares were fair valued at $270,875.
f)	On May 13, 2022, the Company issued 1,000,000 common shares in lieu of consulting fees, the shares were fair valued at $30,000.
g)	On June 30, 2022, the Company issued 250,000 common shares in lieu of consulting fees, the shares were fair valued at $5,000.
h)	On June 30, 2022, the Company issued 13,473,358 common shares pursuant to the Asset Acquisition, the shares were fair valued at $269,467.

During the year ended December 31, 2021:
a)	On January 7, 2021, the Company issued 1,975,822 common shares pursuant to the settlement of US$118,549 convertible debt, the shares were fair valued at $316,133.
b)	On January 13, 2021, the Company issued 2,756,250 common shares pursuant to the settlement of US$220,500 convertible debt, the shares were fair valued at $468,563.
c)	On January 15, 2021, Company issued 175,000 incentive shares pursuant to the issuance of a convertible note of US$175,000.
d)	On February 2, 2021, the Company issued 2,756,250 common shares pursuant to the settlement of US$165,375 convertible debt, the shares were fair valued at $385,875.
e)	On February 17, 2021, the Company issued 1,378,125 common shares pursuant to the settlement of US$82,688 convertible debt, the shares were fair valued at $323,859.
f)	On March 15, 2021, the Company issued 300,000 incentive shares pursuant to the issuance of a convertible note of US$367,500.
g)	On May 20, 2021, the Company issued 5,053,125 common shares pursuant to the settlement of US$303,188 convertible debt, the shares were fair valued at $682,172.
h)	On June 2, 2021, the Company issued 833,333 common shares in lieu of fees to a consultant of the Company. The shares were fair valued at $91,667.
i)
On September 15, 2021, the Company issued 13,777,778 common shares as part of the Trucking Acquisition, the shares were fair valued at $1,611,020. The Company also issued 500,000 incentive shares pursuant to the issuance of a convertible note.

j)	On September 22, 2021, the Company issued 2,670,925 common shares pursuant to the settlement of US $184,000 convertible debt, the shares were fair valued at $280,447
k)	On September 30, 2021, the Company issued 13,000,000 common shares in lieu of fees to directors and officers of the Company, the shares were fair valued at $1,430,000.
l)	On November 15, 2021, the Company issued 1,922,707 common shares pursuant to the settlement of US$100,000 convertible debt, the shares were fair valued at $182,657.
m)	On December 7, 2021, the Company issued 2,528,448 common shares pursuant to the settlement of US$100,000 convertible debt, the shares were fair valued at $189,634.
n)	On December 29, 2021, the Company issued 2,500,000 common shares pursuant to the settlement of US$100,000 convertible debt, the shares were fair valued at $137,500.
o)	The Company issued 657,000 shares pursuant to the exercise of 657,000 warrants for gross proceeds of $98,550.
p)	The Company issued 100,000 shares pursuant to the exercise of 100,000 stock options for gross proceeds of $9,000.

ParcelPal Logistics Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
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

The following is a summary of the Company’s stock option activity:
	Number of Options #	Weighted Average Exercise Price $

Balance, December 31, 2020	9,800,000	0.15
Granted	2,500,000	0.14
Exercised	(100,000)	0.09
Cancelled	(1,025,000)	0.16

Balance, December 31, 2021	11,175,000	0.15
Granted	1,500,000	0.05
Expired	(700,000)	0.18

Balance, December 31, 2022	11,975,000	0.13

Pursuant to the exercise of stock options the Company reallocated $nil (2021 - $6,965) of contributed surplus to share capital.

ParcelPal Logistics Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
(Expressed in Canadian Dollars)

As at December 31, 2022 the following options were outstanding and exercisable:

Expiry Date	Exercise price $	Remaining life (years)	Options outstanding
January 21, 2023	0.32	0.31	450,000
May 1, 2023	0.24	0.58	500,000
August 15, 2023	0.21	0.87	300,000
August 31, 2023	0.27	0.92	200,000
November 22, 2023	0.26	1.15	100,000
December 13, 2023	0.25	1.20	750,000
May 2, 2024	0.27	1.59	150,000
May 17, 2024	0.245	1.66	200,000
June 17, 2024	0.245	1.72	300,000
May 6, 2025	0.09	2.67	2,475,000
June 1, 2025	0.14	2.60	250,000
July 22, 2025	0.09	2.81	200,000
November 12, 2025	0.075	3.12	2,100,000
January 22, 2026	0.145	3.32	2,000,000
June 2, 2026	0.12	3.67	500,000
May 6, 2027	0.05	4.60	1,500,000
			11,975,000

Warrants

The following is a summary of the Company’s warrant activity:
	Number of Options #	Weighted Average Exercise Price $

Balance, December 31, 2020	1,884,477	0.15
Exercised	(657,000)	0.15
Expired	(1,227,477)	0.15

Balance, December 31, 2021 and December 31, 2022	-	0.15

ParcelPal Logistics Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
(Expressed in Canadian Dollars)

10.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel is as follows:

	2022 $	2021 $	2020 $
Consulting fees	-	-	372,066
Management fees	714,346	1,808,250	305,158
Salaries and wages	75,000	78,751	-
Share-based compensation	-	231,016	295,786
	789,346	2,118,017	973,010

ParcelPal Logistics Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
(Expressed in Canadian Dollars)

Included in accounts payable as at December 31, 2022 is $576,942 (December 31, 2021 - $112,128) owing to related parties. These amounts are non-interest bearing, unsecured and due on demand.

11.	SEGMENTED INFORMATION

As at December 31, 2022, the Company had one reportable segment, being last-mile delivery service and logistics solutions, and had operations in two geographical areas: Canada and the USA.

Geographic Segments

	2022	2021
	$	$
Net gain (loss)
Canada	(3,175,742)	(4,192,087)
USA	(350,255)	89,479
	(3,525,997)	(4,102,608)

	December 31, 2022	December 31, 2021
	$	$
Assets
Canada	291,183	1,342,697
USA	4,269,648	4,146,629
	4,560,831	5,489,326
12.	FINANCIAL INSTRUMENTS

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

There have been no changes in any risk management policies during the year ended December 31, 2022.

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

ParcelPal Logistics Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
(Expressed in Canadian Dollars)

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

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the directors are actively involved in the review, planning, and approval of significant expenditures and commitments. In December 2020, the Company entered into an agreement pursuant to which it received access to a US $5,000,000 equity line of credit for a period of three years. As at December 31, 2022 the Company has not accessed the equity line of credit.

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

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes to the Company’s approach to capital management during the year ended December 31, 2022.

ParcelPal Logistics Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
(Expressed in Canadian Dollars)

13.	LEASE OBLIGATIONS

The Company’s lease obligations at December 31, 2022 and December 31, 2021 and the changes for the years then ended are as follows:

$
Balance, December 31, 2020	212,903
Lease additions	619,678
Lease credit	(4,385)
Interest expense	22,666
Payments	(287,532)
Balance, December 31, 2021	563,330
Interest expense	40,792
Lease termination	(342,936)
Payments	(192,854)
Balance, December 31, 2022	68,332

The Company’s future minimum lease payments under the lease obligations as at December 31, 2022 and December 31, 2021 are as follows:

	December 31, 2022 $	December 31, 2021 $

Less than 1 year	62,208	166,878
1-5 years	10,368	467,025
5 + years	-	-
Total minimum lease payments	72,576	633,903
Less: Imputed Interest	(4,244)	(70,573)
Total lease obligations	68,332	563,330
Current portion of lease obligations	(58,012)	(158,409)
Non-current portion of lease obligations	10,320	404,921

14.	CONVERTIBLE PROMISSORY NOTE

During the year ended December 31, 2021, and 2020, the Company entered into multiple US dollar denominated convertible note agreements, with each convertible note containing a guaranteed interest rate between 5% and 10%, a 5% original issue discount on the principal of the convertible note, incentive common shares of the Company and the right to convert at a fixed price of US $0.06 to US $0.08 per share. As the convertible note and embedded conversion feature are denominated in US dollars and the Company has a Canadian dollar functional currency, they are within the scope of IAS 32 – Financial Instruments: Presentation, the value of the conversion feature is subject to changes in value based on the prevailing market price, resulting in a derivative liability. On initial recognition, the Company used the residual value method to allocate the principal amount of the convertible note between the derivative liability and host debt components. The derivative liability was valued first using the Black Scholes option pricing model and the residual was allocated to the host debt component. As the fair value of the debt, when discounted using the Company’s discount rate of 11.31% was greater than the total consideration received, the incentive shares were allocated a value of $nil.

ParcelPal Logistics Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
(Expressed in Canadian Dollars)

The derivative liability is remeasured at fair value through profit or loss at each reporting period using the Black-Scholes pricing model using the following assumptions:

December 31, 2021

Risk-free interest rate	0.12%
Estimated life	0.5 - 0.75 years
Expected volatility	97%-140%
Expected dividend yield	0.00%

The convertible notes issued are as follows:

On April 13, 2021, the Company issued a convertible note for US$341,250 (CAD - $427,873) with a guaranteed interest rate of 5% and an original issue discount of US$16,250. The note matures on October 10, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share. The conversion option was fair valued at $10,817 and the loan was valued at $396,681. The loan is amortized to maturity using an effective interest rate of 4.88%. On December 7, 2021 and December 29, 2021, the Company issued 417,196 and 2,500,000 common shares to settle US $116,500 of the loan, the shares were fair valued at $31,290 and $137,500 respectively. During the year ended December 31, 2022, the derivative was revalued at $nil and a gain on fair value of derivative liability of $66,928 was recorded. The remainder of the convertible note was settled pursuant to the issuance of 6,045,325 common shares fair valued at $302,500. The Company recorded a gain on settlement of $19,005.

On May 27, 2021, the Company issued a convertible note for US$341,250 (CAD - $412,479) with a guaranteed interest rate of 5% and an original issue discount of US$16,250. The note matured on November 23, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share. The conversion option was fair valued at $18,356 and the loan was valued at $374,481. The loan is amortized to maturity using an effective interest rate of 5.98%. During the year ended December 31, 2022, the derivative was fair valued at $nil and the Company recorded a gain on derivative liability of $94,980. The remainder of the convertible note was settled pursuant to the issuance of 8,957,800 common shares fair valued at $408,763, the Company recorded a gain on debt settlement of $47,503.

On closing of the Trucking Acquisition, the Company issued a convertible note with face value of up to US$2,300,000 receivable in four tranches. Each of the first three funded tranches will carry a 5% Original Issue Discount (or “OID”). As consideration of the convertible note, the Company shall issue 500,000 common shares to the noteholder for each of the first three funded tranches. As at December 31, 2021, the first tranche of US $735,000 and the second tranche of US $672,000 had been funded and 1,000,000 common shares were issued to the noteholder, valued at $nil.

The first tranche had a guaranteed interest rate of 8% and an original issue discount for US $35,000. The note matured on March 14, 2022, and can be converted into common shares of the Company at a conversion price of US $0.09 per common share. The conversion option was fair valued at $110,301 and the loan was fair valued at $776,844. The loan is amortized to maturity using an effective interest rate of 20.087%. During the year ended December 31, 2022, the Company fair valued the derivative liability at $nil and recorded a gain on fair value of derivative liability of $11,534. The Company settled $456,265 of the loan pursuant to the issuance of 10,309,375 common shares fair valued at $289,550 and recorded a gain on debt settlement of $206,740. As at December 31, 2022, the outstanding balance of the convertible note is $553,169.

ParcelPal Logistics Inc.
Notes to the Consolidated Financial Statements
For the Years Ended December 31, 2022 and 2021
(Expressed in Canadian Dollars)

The second tranche had a guaranteed interest rate of 8% and an original issue discount for US $32,000. The note matures on May 23, 2022 and can be converted into common shares of the Company at a conversion price of US $0.09 per common share. The conversion option was fair valued at $140,643 and the loan was fair valued at $670,204. The loan is amortized to maturity using an effective interest rate of 25.55%. As at December 31, 2022, the derivative was fair valued at $nil and the Company recorded a gain on fair value of derivative liability of $33,285.  As at December 31, 2022, the outstanding balance of the convertible note was $982,970.
The changes in the fair value of the derivative and loan balances were as follows:

	Convertible Debt $	Derivative Liability $

Balance, December 31, 2020	766,070	794,631
Additions	2,653,829	503,848
Interest expense	198,092	-
Accretion	552,151	-
Change in fair value of derivative liability	-	112,387
Conversion of convertible debt	(1,766,066)	(1,204,140)
Foreign exchange on loan	25,151	-

Balance, December 31, 2021	2,429,227	206,726
Interest expense	88,778	-
Accretion	200,497	-
Change in fair value of derivative liability	-	(206,726)
Conversion of convertible debt	(1,274,060)	-
Foreign exchange on loan	91,697	-
Balance, December 31, 2022	1,536,139	-

15.	COST OF SALES

For the year ended December 31, 2022, 2021 and 2020 cost of sales consists of the following:

	2022 $	2021 $	2020 $
Amortization of vehicles	184,070	346,532	388,859
Driver expenses	-	9,808	121,352
Fuel	157,542	112,091	396,343
Short term vehicle rentals	1,272,307	110,265	58,042
Salaries and wages	7,624,566	5,674,740	4,983,299
	9,238,485	6,253,436	5,947,895

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1*	Articles of ParcelPal Technology Inc.

4.1*	Form of Warrant.

4.2*	Convertible Promissory Note Agreement between ParcelPal Technology Inc. and Tangiers Global, LLC, dated June 29, 2020.

4.2*	Convertible Promissory Note Agreement between ParcelPal Technology Inc. and Tangiers Global, LLC, dated April 14, 2020.

4.3*	Convertible Promissory Note Agreement between ParcelPal Technology Inc. and Tangiers Global, LLC, dated September 29, 2020

4.4*	Registration Rights Agreement between ParcelPal Technology Inc. and Tangiers Global, LLC, dated December 16, 2020.

4.5*	Investment Agreement between ParcelPal Technology Inc. and Tangiers Global, LLC, dated December 16, 2020

4.6*	Convertible Promissory Note Agreement between ParcelPal Technology Inc. and Tangiers Global, LLC, dated March 12, 2021

4.7*	ParcelPal Technology Inc. Stock Option Plan

4.8**	Stock Purchase Agreement, dated August 31, 2021

4.9**	Convertible Promissory Note between the Company and Tangiers Global LLC, dated September 15, 2021

4.10#Ω^	Capital Loan Agreement between the Company and ACH Capital West, LLC, dated July 21, 2022.

4.11#Ω^	Capital Loan Agreement between the Company and ACH Capital West, LLC, dated October 3, 2022.

4.12***	Stock Purchase Agreement dated March 14, 2023.

10.1*	Platform Agreement between ParcelPal Technology Inc. and Lineten Technologies Inc, dated February 14, 2020.

10.2*	Transportation Agreement between ParcelPal Technology Inc. and Amazon Canada Fulfillment Services, Inc., dated February 11, 2021.

10.3*	Consulting Agreement for Chief Executive Officer of ParcelPal Technology Inc., dated March 27, 2020.

10.4*	Transportation Services Agreement between ParcelPal Technology Inc. and Goodfood Market Inc., dated May 26, 2020.

10.5*	Delivery Service Agreement between ParcelPal Technology Inc. and Bayshore Specialty Rx, dated March 31, 2021

10.6*	Delivery Service Agreement between ParcelPal Technology Inc. and Oco Meals, dated March 29, 2021

10.7*	General Delivery Service Agreement between ParcelPal Technology Inc. and CareRx Corporation, dated November 19, 2020

10.8**	Exclusive Services Agreement by ParcelPal Logistics Inc., dated August 31, 2021

10.9#^	Independent Service Provider Agreement between Fedex Ground Package System, Inc. and ParcelPal Logistics USA, Inc., dated June 4, 2022

12.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1#	Certification of Chief Executive Officer and Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934

15.1#	Consent of Independent Registered Public Accounting Firm of BF Borgers CPA PC

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

#	Filed herewith.

*	Filed as an Exhibit to our Form 20-F filed with the SEC and Sedar on August 4, 2020, as subsequently amended, and incorporated herein by reference.

**	Filed as an Exhibit to our Form 6-K filed with the SEC and Sedar on September 17, 2021.

***	Filed as an Exhibit to our Form 6-K filed with the SEC and Sedar on March 17, 2023.

Ω
Portions of this exhibit (indicated by brackets and asterisks) have been omitted because the Company has determined that the information is both not material and is the type that the Company treats as private or confidential.

^
Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARCELPAL LOGISTICS INC.

/s/ Rich Wheeless

Rich Wheeless

Chief Executive Officer, Chief Financial Officer, Director

Date: May 15, 2023